     As filed with the Securities and Exchange Commission on April 9, 1999

                                      Registration Statement No. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                              The Securities Act

                                ---------------

                           Playboy Enterprises, Inc.
            (Exact Name of Registrant as Specified in its Charter)

                                ---------------

               Delaware                              36-4249478
    (State or Other Jurisdiction of               (I.R.S. Employer
    Incorporation or Organization)             Identification Number)
                           Playboy Enterprises, Inc.
                          680 North Lake Shore Drive
                              Chicago, IL 60611
                                (312) 751-8000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                ---------------

                             Howard Shapiro, Esq.
                           Playboy Enterprises, Inc.
                          680 North Lake Shore Drive
                               Chicago, IL 60611
                                (312) 751-8000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                  copies to:
          James M. Dubin, Esq.                 Kris F. Heinzelman, Esq.
        John P. McEnroe, Esq.                  Cravath, Swaine & Moore
Paul, Weiss, Rifkind, Wharton & Garrison          825 Eighth Avenue
        1285 Avenue of the Americas               Worldwide Plaza
       New York, New York 10019-6064          New York, New York 10019
             (212) 373-3000                        (212) 474-1000


                                ---------------

   Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
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
                                                           Proposed
                                              Proposed      Maximum
 Title of Each Class of                       Maximum      Aggregate   Amount of
    Securities to be        Amount to be   Offering Price   Offering  Registration
       Registered         Registered(1)(2)  per Share(3)    Price(3)      Fee
----------------------------------------------------------------------------------
 Class B common stock,
  $0.01 par value per
  share.................  2,875,000 shares     $23.56     $67,735,000  $18,830.33

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(1) Plus the number of additional shares which may be issued by reason of stock splits, stock dividends and similar transactions.
(2) Includes 375,000 shares of Class B common stock which may be sold pursuant to the Underwriters' over-allotment option.
(3) Estimated solely for the purpose of calculating the registration fee under Rule 457(c) of the Securities Act. The proposed maximum offering price per share is based upon the average of the high and low prices reported in the consolidated reporting system of The New York Stock Exchange of the Registrant's Class B common stock on April 5, 1999.

                                ---------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting an offer to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED APRIL 9, 1999

                                2,500,000 Shares

                        [logo] Playboy Enterprises, Inc.

                              Class B Common Stock

                                   --------

Playboy  is selling  500,000  shares of  Class  B common  stock  and a  selling
stockholder  is  selling  2,000,000  shares   of  Class  B  common  stock.  The
 underwriters have an option to purchase from Playboy a maximum of 375,000 additional shares of Class B common stock to cover over-allotments of shares.

  Our Class B common stock  is traded on The New  York Stock Exchange and The
    Pacific Exchange under the  symbol "PLA." Our Class  B common stock has
      no voting rights, except as required by law. On April   , 1999, the
        last reported sale price of our Class B common stock on The New
          York Stock Exchange was $     .

  Investing in our Class B common stock involves risks. See "Risk Factors" on page 9.

                                              Underwriting
                                       Price   Discounts   Proceeds Proceeds to
                                         to       and         to      Selling
                                       Public Commissions  Playboy  Stockholder
                                       ------ ------------ -------- -----------
Per Share.............................   $         $          $          $
Total................................. $         $          $          $

  Delivery of the shares of Class B common stock will be made on or about
         , 1999, against payment in immediately available funds.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston                            ING Baring Furman Selz LLC

                        Prospectus dated          , 1999.

Description of graphics on inside front and back cover pages of prospectus:

Inside front cover (first page of six-page gate-fold):
Photograph of the cover of Playboy magazine's 45th Anniversary Issue.

First inside page of gate-fold (second page of six-page gate-fold):
This page contains the words "Publishing" and "Entertainment" at the top of the page and includes photographs and logos. The page also contains the following text at the bottom of the page: "Over our celebrated 45-year history, Playboy has grown from a flagship U.S. magazine to an international multi-media entertainment company. We now publish editions of Playboy magazine worldwide; create and license programming for our Playboy TV and Spice networks and for home video distribution around the world; operate a direct marketing business including Critics Choice Video; Collectors' Choice Music, Playboy and Spice catalogs and online stores; market Playboy-branded consumer products sold globally; operate Playboy Online, which includes our Playboy.com network of sites and Playboy Cyber Club; and have reentered the casino gaming business with the opening of The Playboy Casino at Hotel des Roses on the Greek island of Rhodes."

Second inside page (third inside page of six-page gate-fold):
This page contains the words "Playboy Online" and "Catalogs," at the top of the page and "Product Marketing" and "Casino Gaming" at the bottom of the page and includes photographs.

Inside page of the back cover:
This page contains photographs.


The back cover:
This page contains a set of four stylized logos by Andy Warhol.

                               TABLE OF CONTENTS

                                      Page                                                                             Page
                                      ----                                                                             ----
Where You Can Find More Information...   i                            Management's Discussion and Analysis of
Incorporation by Reference............   i                            Financial Condition and Results of Operations...  25
Special Note Regarding Forward-                                       Business........................................  41
 Looking Statements...................  ii                            Management......................................  55
Prospectus Summary....................   1                            Principal and Selling Stockholders..............  58
Risk Factors..........................   9                            Description of Capital Stock....................  60
Use of Proceeds.......................  13                            Shares Eligible for Future Sale.................  62
Dividend Policy.......................  13                            Underwriting....................................  63
Price Range of Class B Common Stock...  14                            Notice to Canadian Residents....................  64
Capitalization........................  15                            Legal Matters...................................  65
Pro Forma Financial Information.......  16                            Experts.........................................  65
Selected Historical Financial and                                     Index to Financial Statements................... F-1
 Other Data...........................  23



                               ----------------

   You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.


                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed a Registration Statement on Form S-3 regarding this offering with the SEC. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy the registration statement, the related exhibits and the other materials we file with the SEC at the SEC's public reference room in Washington, D.C. and at the SEC's regional offices in Chicago, Illinois and New York, New York. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC; the site's address is www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: Corporate Secretary, Playboy Enterprises, Inc., 680 North Lake Shore Drive, Chicago, IL 60611, (312) 751-8000.

                           INCORPORATION BY REFERENCE

   The SEC allows us to "incorporate by reference" in this prospectus other information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus; however, to the extent that there are any inconsistencies between information presented in this prospectus and information contained in incorporated documents filed with the SEC before the date of this prospectus, the information in this prospectus shall be deemed to supersede the earlier information. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information in this prospectus and any earlier filed or incorporated information. Specifically we incorporate by reference our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, our Current Report on Form 8-K filed with the SEC on March 9, 1999, our Current Report on Form 8-K filed with the SEC on March 15, 1999, our Current Report on Form 8-K/A filed with the SEC on April 9, 1999, and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the securities offered by this prospectus.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Information both included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology.

   The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in forward-looking statements:

  . government actions or initiatives, including (1) attempts to limit or otherwise regulate the sale of adult-oriented materials, including print, video and online materials or businesses such as casino gaming, (2) regulation of the advertisement of tobacco products or (3) substantive changes in postal regulations or rates;

  . increases in paper prices;

  . changes in distribution technology and/or unforeseen delays in the implementation of that technology by the cable and satellite industries, which might affect our plan and assumptions regarding carriage of our program services;

  . increased competition for transponders and channel space and any decline in our access to, and acceptance by, cable and DTH systems;

  . increased competition for advertisers from other publications and media or any significant decrease in spending by advertisers, either generally or with respect to the adult male market;

  . effects of the consolidation taking place nationally in the single-copy magazine distribution system;

  . new competition in the cable television market;

  . uncertainty of market acceptance of the Internet as a medium for information, entertainment, e-commerce and advertising, an increasingly competitive environment for advertising sales, the impact of competition from other content and merchandise providers, as well as our reliance on third parties for technology and distribution for our online business;

  . potential problems associated with the integration of our business with Spice's business;

  . potential adverse effects of unresolved Year 2000 problems, including those that may be experienced by key suppliers; and

  . other factors discussed in the Risk Factors section of this prospectus.

                               PROSPECTUS SUMMARY

   This summary highlights some of the information in this prospectus. It may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors, the financial statements and the documents incorporated by reference into the prospectus.

                                    Playboy

   Playboy Enterprises, Inc. is a global multi-media entertainment company with one of the most recognized brand names in the world. The flagship of our franchise is Playboy magazine, the world's best-selling men's monthly magazine, recognized for over 45 years for its high-quality editorial material, interviews and pictorial features. Our entertainment business, the largest provider of adult targeted programming in the United States and abroad, generates most of our earnings and cash flow. Our rapidly growing Internet business, which includes one of the Internet's most visited destination sites, generates revenues from advertising, subscription and e-commerce. We have integrated our e-commerce efforts with the order fulfillment and merchandising capabilities of our profitable catalog business. We also successfully leverage our strong brand identity through product marketing and casino gaming.

   We operate six business groups: Publishing, Entertainment, Playboy Online, Catalog, Product Marketing and Casino Gaming.

Publishing Group

   The Publishing Group publishes Playboy magazine and other print products that leverage our editorial library and brand, such as newsstand specials, calendars and books, and licenses or owns international editions of Playboy magazine. Founded by Hugh M. Hefner in 1953, Playboy is a general-interest magazine targeted to men, with a reputation for excellence founded on providing quality entertainment and informative articles on current issues and trends. Playboy consistently includes interviews with high profile political, business, entertainment and sports celebrities such as James Carville, Bill Gates, Jerry Seinfeld, Anne Rice and Michael Jordan. The magazine also features pictorials of famous women, including in recent issues Cindy Crawford, Katarina Witt and Pamela Anderson.

   Playboy magazine's worldwide monthly circulation is approximately 4.5 million copies (including approximately 3.2 million copies of the U.S. edition). Approximately one in every eight men in the United States aged 18 to 34 reads the U.S. edition of Playboy, according to Fall 1998 data published by Mediamark Research, Inc. Playboy magazine's circulation rate base (the total newsstand and subscription circulation guaranteed to advertisers) is the highest among monthly men's magazines. At December 31, 1998, it exceeded each of Newsweek, Cosmopolitan and the combined circulation of Rolling Stone, Esquire and GQ, according to the Audit Bureau of Circulations, an independent audit agency. Playboy magazine sells approximately 80% of its total circulation by subscription. International sales of the U.S. edition and 17 international editions of Playboy extend the magazine's reach to approximately 50 countries worldwide.

Entertainment Group

   The Entertainment Group operates three branded domestic pay television networks, Playboy TV, Spice and Spice 2, the leading adult entertainment networks. In addition, this group owns branded networks overseas and operates a worldwide home video business.

   Playboy TV principally offers unique original programming which generally can be purchased on a monthly or pay-per-view basis and is available domestically through cable television, satellite, wireless cable systems and new technologies. As of December 31, 1998, Playboy TV was available in approximately 11.7 million U.S. cable addressable (pay-per-view) households. We have agreements with 19 of the nation's 20 largest multiple system operators, which we refer to as "MSOs." These MSOs together control, through affiliated cable systems, access to approximately 55.9 million, or approximately 85%, of the 65.9 million total U.S. cable households. In addition, as of December 31, 1998, Playboy TV was available in approximately
9.8 million U.S. direct-to-home households, which we refer to as "DTH" households. Playboy TV is the only adult entertainment service available on all five major U.S. and Canadian direct broadcasting satellite systems, which we refer to as "DBS" systems.

   In March 1999, we completed the acquisition of Spice Entertainment Companies, Inc., a leading provider of adult television entertainment throughout the world. See "--Recent Developments--Spice Acquisition" for further information about this acquisition. Spice obtains exclusive television rights to adult movies from third parties and offers these movies on a pay-per-view basis on two television networks. As of December 31, 1998, these networks were available in approximately 10.9 million U.S. cable addressable households. We expect the Spice Acquisition to result in the net addition of approximately five million new domestic pay television households and the consolidation of four networks into three, eliminating significant duplicative costs.

   We operate and have equity interests in international television networks in the United Kingdom, Japan, Latin America and Iberia and plan to launch a network covering Germany and Scandinavia in 1999. In addition, we license Playboy-branded programming to television broadcasters. Together, our programming is available in approximately 150 countries and territories worldwide, creating an ongoing branded presence in international markets. We also operate Spice television networks in the United Kingdom, Japan and Latin America and make Spice programming available in numerous countries worldwide. To accelerate expansion of our international networks, we intend to form Playboy TV International, a joint venture, to develop, own and operate Playboy TV and Spice networks outside the United States and Canada. See "--Recent Developments--Playboy TV International, LLC" for further information about this joint venture.

   We also distribute our original programming domestically and internationally through videocassettes, laserdiscs and DVDs that are sold in video stores, music and other retail outlets, through the Internet and direct mail, including our own catalogs. Playboy Home Video is one of the largest-selling brands of non-theatrically released, special-interest videos in the United States. Playboy Home Video has been named one of Billboard magazine's "Top Video Sales Labels" for each calendar year since 1994.

   We believe that the success of Playboy TV and our international television and worldwide home video businesses is driven by our investment in the development of original programming. Playboy programming is consistent with the level of taste and quality established by Playboy magazine over its 45-year history. The programming consists of stylized eroticism, with an emphasis on programming for couples, and does not contain depictions of explicit sex or scenes that link sexuality with violence. We produce more than 100 hours of programming annually in formats ranging from feature films, magazine-format shows and dramatic series to live events, anthology series and celebrity and Playmate features. These programs can be easily adapted for use on the Playboy TV network in the United States and abroad and as home video and DVD product, allowing us to spread our relatively fixed programming costs over multiple product lines. Our library of exclusive Playboy-style quality programming totals approximately 1,300 hours. This large entertainment library and our magazine's editorial and pictorial library have considerable value. We believe that our quality production standards and our widely recognized trademarks give us a strong competitive advantage over other suppliers of adult entertainment.

Playboy Online Group

   The Playboy Online Group operates Playboy.com, our network of sites on the Internet, a pay site called Playboy Cyber Club and online versions of our catalogs. This group generates revenues from advertising, subscription and e-commerce. Playboy.com features a wide and growing range of original content and content areas that are accessible only online and that are targeted to the young adult male audience, as well as editorial features from Playboy magazine and photos from Playboy pictorials. During February 1999, Playboy.com served a total of over 74 million page impressions, according to audited information from Audit Bureau of Verification Services, Inc., which represents a 66% increase over February 1998. Approximately 1.2 million unique visitors accessed Playboy.com in December 1998, according to estimated information from Media Metrix. Playboy Cyber Club features exclusive Playboy content and online events. As of March 31, 1999, Playboy Cyber Club had almost 30,000 subscribers. The Playboy Online Group's revenues in fiscal 1998 increased 83% over the previous calendar year, to more than $7 million, after more than doubling from fiscal 1996 to fiscal 1997. We plan to relaunch the Spice site on the Internet in 1999.

Catalog Group

   The Catalog Group markets products directly through our four catalogs and also supports our e-commerce efforts through merchandising, order fulfillment and customer service. The Critics' Choice Video catalog is one of the largest circulation catalogs of pre-recorded videocassettes in the United States, with an inventory of 22,000 titles, including mainstream films such as Titanic, The Wizard of Oz, Gone With the Wind and The Lion King. The Collectors' Choice Music catalog is one of America's leading music catalogs for imports and hard-to-find reissues, with an inventory of over 8,000 titles. The Playboy catalog, one of our first brand extensions, offers Playboy-branded fashions and accessories, Playboy Home Video titles, Playboy collectibles and gifts and CD-ROM products. The recently launched Spice catalog offers over 1,700 adult videos.

Product Marketing Group

   The Product Marketing Group licenses domestically and internationally the Playboy name, Rabbit Head Design and other trademarks and artwork that we own for the manufacture, sale and distribution of a variety of consumer products. Playboy merchandise includes apparel, accessories and Playboy-branded cigars.

Casino Gaming Group

   Beginning in April 1999, with the opening of The Playboy Casino at Hotel des Roses on the Greek island of Rhodes, we began generating licensing revenues from our casino gaming business. We are currently exploring other location-based entertainment opportunities anchored by casinos around the world. We expect to obtain licensing fees and/or management fees from these establishments and will consider taking equity positions.

                             Our Business Strategy

   Our strategic objective is to build globally the preeminent branded multi-media entertainment company. Some of the key elements of our strategy are:

  . Capitalize on Advances in Entertainment Technology. We have successfully capitalized on revenue opportunities created by advances in entertainment technology and intend to continue to exploit these opportunities in the future. In the near term, we expect that advances in digital entertainment technology will enable us to increase significantly our television programming and pay-per-view revenues without a corresponding increase in programming or operating costs. We believe that advances in digital technology will expand cable television system channel capacity, increase the number of cable addressable (pay-per-view) households, facilitate 24 hour availability to more customers and make it easier for the consumer to order pay-per-view programming. Paul Kagan Associates, Inc., which we refer to as "Kagan," a leading industry analyst, projects that digital cable households will increase from 1.1 million households in 1998 to 23.2 million households in 2003. In addition, Kagan forecasts that the number of DBS subscribers will grow 76% from 1998 through 2003.

  . Expand Television Networks Globally. As part of our efforts to extend our recognized brand, we have expanded Playboy TV outside the United States through the launch of networks in four international territories. Based on the performance of these networks, we plan to launch additional Playboy TV and Spice networks in new international markets. To expand even more rapidly, we have agreed to form a joint venture with another international media company. See "--Recent Developments--Playboy TV International, LLC" for a description of this venture. We expect this joint venture to operate all of our existing and new international television networks. In addition to providing us with significant annual payments, it would enable us to grow our international television revenues more rapidly.

  . Increase Internet Presence. In the last few years, we have developed a significant Internet business through the Playboy.com network of web sites. We intend to continue strengthening our position as one of the leading destination sites targeted to men aged 18 to 34 by investing in our network of web sites and entering into alliances and marketing agreements with partners to enhance their appeal and increase their overall traffic. We expect that these investments and agreements will enable us to increase our online advertising, subscription and e-commerce revenues.

  . Strengthen Playboy Magazine's Preeminent Position. Playboy magazine has been the flagship of the Playboy brand for 45 years. The quality reputation of the magazine has enabled us to grow Playboy worldwide and extend the Playboy brand domestically and internationally beyond the printed page into electronic media. We intend to enhance the profit margin of Playboy magazine and the overall profitability of our Publishing Group, while maintaining Playboy magazine's reputation for quality and its leading position in the men's monthly magazine category. We expect to accomplish this strategy through a variety of measures, including strengthening Playboy's editorial and marketing appeal to the 18 to 34 year-old male market and establishing the most economically sound rate base and pricing structure for the magazine.

  . Further Leverage our Brands Worldwide. We regularly pursue opportunities to further leverage our brand image. We intend to expand our product marketing internationally through alliances with major companies and through e-commerce. In addition, we are exploring and developing Playboy-branded entertainment establishments anchored by casinos around the world with a strategy to form joint ventures with strong partners.

                              Recent Developments

Spice Acquisition

   On March 15, 1999, we completed the acquisition of Spice, which we refer to as the "Spice Acquisition." The total transaction value, including the assumption of Spice's debt, was approximately $120 million. The Spice Acquisition provides us with a strong foothold in providing adult entertainment to cable television and DBS operators. We now own four of the five established adult entertainment networks currently available to both cable and DBS consumers.

   We entered into a new credit agreement to help finance the Spice Acquisition, to repay debt we and Spice owed and to fund our future general working capital and investment needs. Under the new credit agreement, we may borrow up to an aggregate of $150 million. We borrowed $35 million under a term loan maturing in March 2004, $75 million under a second term loan maturing in 2006, and we may borrow up to $40 million under a revolving credit facility until March 2004.

Playboy TV International, LLC

   In December 1998, we agreed to create Playboy TV International, LLC, a joint venture with an affiliate of the Cisneros Group of Companies, which we refer to as "Cisneros," an international media company and one of Latin America's most prominent conglomerates and broadcasters, to facilitate an even more rapid expansion of Playboy TV and Spice into international markets. If completed, Playboy TV International would own, operate, distribute and develop Playboy TV and Spice outside the United States and Canada. This joint venture would pay us $100 million over approximately five years, both to license the Playboy and Spice brand names and our existing programming library for television rights outside the United States and Canada and also to acquire some of our interests in our existing international television channels. In addition, the joint venture would pay us licensing fees equal to a significant share of annual programming costs. We would retain our international home video and our domestic television ownership rights. Initially, we would have a 19.9% interest in the joint venture, with the option to increase that stake up to 50% of the total. To complete the joint venture, we are finalizing agreements and must satisfy closing conditions. We expect to complete the joint venture in the second quarter of 1999.

Fiscal Year 1999 First Quarter

   On April 7, 1999, we announced that we expect a weak fiscal year 1999 first quarter. Losses in our Playboy Online and Catalog Groups, combined with increased marketing expenses, will contribute to an operating loss in the quarter.

                                  Our Address

   Our principal executive offices are located at 680 North Lake Shore Drive, Chicago, Illinois 60611, and our telephone number is (312) 751-8000. Our corporate web site is located at www.playboy.com. Information contained at our web sites is not a part of this prospectus.

                                  The Offering

Class B common stock offered
(1)...........................    500,000 shares by us
                                2,000,000 shares by the selling stockholder
                                ------
                                2,500,000 shares
                                ------
                                ------
Common stock to be
outstanding after the
offering......................   4,748,954 shares of Class A common stock (2)
                                 18,346,098 shares of Class B common stock
                                 (1)(2)(3)


Voting rights.................  Each share of Class A common stock entitles its holder to one vote on all matters submitted to the stockholders, including the election of directors. Each share of Class B common stock has no voting rights, except as required by law.

Use of proceeds...............  The proceeds of the offering of Class B common stock by Playboy will be used for general corporate purposes. We will not receive any of the proceeds from the sale of Class B common stock by the selling stockholder.

Stock exchange symbols:
  Class A common stock........  PLAA
  Class B common stock........  PLA
--------
(1) Does not include 375,000 shares of Class B common stock that will be offered by Playboy if the underwriters exercise their over-allotment option in full. Some of the disclosures in this prospectus will be different if the underwriters exercise their option. Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise their option.
(2) Does not include 115,000 shares of Class A common stock and 2,484,000 shares of Class B common stock issuable upon the exercise of stock options outstanding as of March 31, 1999.
(3) Does not include 344,372 shares of unvested restricted stock as of March 31, 1999.

                 Summary Consolidated Financial and Other Data

   You should read the consolidated financial and other operating data below in conjunction with the consolidated financial statements and the related notes appearing elsewhere or incorporated by reference in this prospectus. See "Pro Forma Financial Information," "Selected Historical Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                          Pro Forma
                                          Historical                    As Adjusted(1)
                          --------------------------------------------- --------------
                          Fiscal Year Ended    Six Months       Fiscal Year Ended
                          ------------------     Ended     ---------------------------
                          June 30,  June 30,  December 31, December 31,  December 31,
                            1996      1997        1997         1998          1998
                          --------  --------  ------------ ------------ --------------
                           (In thousands, except per share amounts)            (unaudited)
Statement of Operations
 Data:
Net revenues............  $276,587  $296,623    $149,541     $317,618      $342,659
                          --------  --------    --------     --------      --------
Operating income........     9,493    15,745       4,459        4,968         8,706
Nonoperating income
 (expense)..............    (1,044)     (994)       (169)       2,057        (4,819)
                          --------  --------    --------     --------      --------
Income before income
 taxes and cumulative
 effect of change in
 accounting principle...     8,449    14,751       4,290        7,025         3,887
Income tax benefit
 (expense)..............    (4,197)    6,643      (2,148)      (2,705)       (4,599)
                          --------  --------    --------     --------      --------
Income before cumulative
 effect of change in
 accounting principle...     4,252    21,394       2,142        4,320          (712)
Cumulative effect of
 change in accounting
 principle (net of tax
 benefit)...............       --        --       (1,077)         --            --
                          --------  --------    --------     --------      --------
Net income (loss).......  $  4,252  $ 21,394    $  1,065     $  4,320      $   (712)
                          ========  ========    ========     ========      ========
Basic income (loss) per
 common share
 Income (loss) before
  cumulative effect of
  change in accounting
  principle.............  $   0.21  $   1.05    $   0.10     $   0.21      $  (0.03)
                          ========  ========    ========     ========      ========
 Net income (loss)......  $   0.21  $   1.05    $   0.05     $   0.21      $  (0.03)
                          ========  ========    ========     ========      ========
Diluted income (loss)
 per common share
 Income (loss) before
  cumulative effect of
  change in accounting
  principle.............  $   0.21  $   1.03    $   0.10     $   0.21      $  (0.03)
                          ========  ========    ========     ========      ========
 Net income (loss)......  $   0.21  $   1.03    $   0.05     $   0.21      $  (0.03)
                          ========  ========    ========     ========      ========
Segment Data:
Net revenues:
 Publishing.............  $131,800  $135,710    $ 66,329     $137,997      $137,997
 Entertainment..........    64,826    74,716      37,356       91,049       116,090
 Product Marketing......     7,125     7,968       4,199        7,081         7,081
 Catalog................    71,634    75,391      39,340       74,393        74,393
 Casino Gaming..........       --        --          --           --            --
 Playboy Online.........     1,202     2,838       2,317        7,098         7,098
                          --------  --------    --------     --------      --------
   Total net revenues...  $276,587  $296,623    $149,541     $317,618      $342,659
                          ========  ========    ========     ========      ========
Operating income (loss):
 Publishing.............  $  9,041  $  8,665    $  3,898     $  6,332      $  6,332
 Entertainment..........     9,204    18,254       7,991       26,165        29,903
 Product Marketing......     3,692     3,512       1,614          365           365
 Catalog................     5,231     4,630       1,835        4,100         4,100
 Casino Gaming..........       --        --         (541)      (1,108)       (1,108)
 Playboy Online.........       207      (113)       (943)      (6,528)       (6,528)
 Corporate
  Administration and
  Promotion.............   (17,882)  (19,203)     (9,395)     (24,358)      (24,358)
                          --------  --------    --------     --------      --------
   Total operating
    income..............  $  9,493  $ 15,745    $  4,459     $  4,968      $  8,706
                          ========  ========    ========     ========      ========

                                                                          Pro Forma
                                          Historical                    As Adjusted(1)
                          --------------------------------------------- --------------
                          Fiscal Year Ended                     Fiscal Year Ended
                          ------------------               ---------------------------
                                               Six Months
                                                 Ended
                          June 30,  June 30,  December 31, December 31,  December 31,
                            1996      1997        1997         1998          1998
                          --------  --------  ------------ ------------ --------------
                           (In thousands, except advertising pages)      (unaudited)
Other Data:
Cash flows from:
 Operating activities...  $  4,541  $  1,539    $(3,853)     $(15,044)          N/A(6)
 Investing activities...  $ (4,168) $ (2,450)   $(1,874)     $ (6,361)          N/A(6)
 Financing activities...  $    594  $   (224)   $ 5,371      $ 20,799           N/A(6)
EBITDA by segment(2)(3):
 Publishing.............  $ 10,008  $  9,711    $ 4,223      $  6,973      $  6,973
 Entertainment..........    31,040    40,281     19,347        51,696        67,694
 Product Marketing......     3,909     3,688      1,692           520           520
 Catalog................     5,870     5,281      2,072         4,564         4,564
 Casino Gaming..........       --        --        (541)       (1,108)       (1,108)
 Playboy Online.........       207      (113)      (943)       (6,500)       (6,500)
 Corporate
  Administration and
  Promotion.............   (15,564)  (17,197)    (8,266)      (18,557)      (18,557)
                          --------  --------    -------      --------      --------
   Total EBITDA(2)(3)...  $ 35,470  $ 41,651    $17,584      $ 37,588      $ 53,586
                          ========  ========    =======      ========      ========
Adjusted EBITDA(2)(3)...  $  9,921  $ 10,904    $ 3,225      $ 12,987      $ 26,481
Depreciation and
 amortization(4)........  $ 26,341  $ 26,473    $13,005      $ 29,012      $ 35,148
Amortization of
 investments in
 entertainment
 programming............  $ 21,263  $ 21,355    $11,153      $ 25,109      $ 27,401
Cash investments in
 entertainment
 programming............  $ 25,549  $ 30,747    $14,359      $ 24,601      $ 27,105
Playboy magazine
 advertising pages......       569       558        273           601           601
Number of total U.S.
 cable addressable
 households at end of
 period(5)..............    26,400    29,350     30,700        33,200        33,200
Approximate number of
 total domestic Playboy
 TV cable addressable
 households at end of
 period.................    11,300    11,200     11,600        11,700
Approximate number of
 total domestic Playboy
 TV DTH households at
 end of period..........     4,900     6,300      6,800         9,800
Balance Sheet Data (at period end):
Cash and cash equivalents..............................      $    341      $ 27,958
Working capital........................................        33,426        68,965
Total assets...........................................       212,107       381,798
Long-term debt.........................................           --        110,500
Total shareholders' equity.............................        84,202       143,574

--------
(1) Pro forma as adjusted data, except for balance sheet data, give effect to the Spice Acquisition, as if it had occurred as of January 1, 1998. Pro forma as adjusted balance sheet data give effect to (a) the Spice Acquisition and (b) the sale by Playboy of 500,000 shares of Class B common stock in this offering, as if each had occurred on December 31, 1998.
(2) You should not consider EBITDA and Adjusted EBITDA as alternatives to any measure of performance or liquidity under generally accepted accounting principles. Similarly, you should not infer that EBITDA and Adjusted EBITDA are more meaningful than any of those measures.
(3) EBITDA represents earnings before income taxes and cumulative effect of change in accounting principle plus interest expense, depreciation and amortization. Adjusted EBITDA represents EBITDA less cash investments in entertainment programming. Adjusted EBITDA takes into account the recurring nature of the significant cash investments we make in entertainment programming on a yearly basis. These investments are related to the amount of amortization of investments in entertainment programming. We have included information concerning EBITDA and Adjusted EBITDA because we believe they allow you to analyze more completely our results of operations.
(4) Includes amortization of investments in entertainment programming.
(5) Based on projections by Kagan for each period.
(6) Information not available.

                                  RISK FACTORS

   You should carefully consider the risks described below before buying shares of our Class B common stock in this offering. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be materially adversely affected, the trading price of our Class B common stock could decline and you might lose all or part of your investment. See also "Special Note Regarding Forward-Looking Statements" for a further discussion of factors that could cause results of operations to be materially different than we currently expect.

Government regulations could adversely affect our business.

   Telecommunications Act of 1996. We believe that the Telecommunications Act of 1996 has slowed growth in cable access for our domestic pay television businesses. For example, Federal Communications Commission reregulation, including the "going-forward rules," provides cable operators with incentives to add basic services. Competition for channel space has increased as cable operators have utilized available channel space to comply with "must-carry" provisions, mandated retransmission consent agreements and "leased access" provisions. In addition, we believe that growth will continue to be slow in the next two to three years as the cable television industry responds to the FCC's rules and subsequent modifications. We cannot assure you that the growth will not slow further in the future.

   Section 505 of the Telecommunications Act. Section 505 of the Telecommunications Act effectively requires each cable system that offers adult programming either to (1) install additional blocking technology in each household to prevent any momentary fragments of our content from accidentally becoming available to non-subscribing cable customers or (2) restrict the period during which adult programming is transmitted to the hours between 10:00 p.m. and 6:00 a.m. Although a United States District Court has unanimously declared this law unconstitutional and blocked its implementation, the decision has been appealed. The results of our operations could be materially adversely affected if Section 505 is found constitutional in a reversal of the court decision or if cable operators restrict the hours of transmission of our programming until all appeals have been exhausted. See "Business--Regulation" for a further discussion of the Telecommunications Act and related litigation.

   Food & Drug Administration regulations. Playboy receives a significant portion of its advertising revenues from companies selling tobacco products. Significant legislative or regulatory limitations on the ability of those companies to advertise in Playboy could materially adversely affect our operating performance. In August 1996, the Food & Drug Administration announced regulations which include a prohibition on the publication of tobacco advertisements containing drawings, colors or pictures. This prohibition does not apply to any magazine which is demonstrated to be an "adult publication" as defined by the regulations. On August 14, 1998, a federal court of appeals ruled that the FDA has no authority to regulate tobacco products and struck down the regulations. The results of our operations could be materially adversely affected if the United States Supreme Court reverses this ruling and the FDA decides that Playboy magazine is not an "adult publication." See "Business--Regulation" for a further discussion of the regulations and related litigation.

   Proposed content regulations in the United States. Governments may impose additional content regulations on us in the future. We cannot determine the nature and impact of any limitations in the future.

   International content regulations. We sell our products internationally and, accordingly, we must comply with diverse and evolving regulations. The governments of some countries have sought to limit the influence of other cultures by restricting the distribution of products deemed to represent foreign or "immoral" influences.

We may be severely restricted in our ability to sell products in those markets. For example, we are not currently able to sell or license our magazine or television programming in some major international markets such as China or India due to the nudity contained in the magazine and television programming.

   Internet regulation. Federal, state, local and foreign governmental organizations are considering a number of legislative and regulatory proposals which may lead to laws or regulations concerning various aspects of the Internet, including online content, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. Regulation of the Internet could materially adversely affect our results of operations by reducing the growth in the use of the Internet, reducing the demand for our services or increasing our cost of doing business.

We may not be able to protect our intellectual property rights.

   We believe that our trademarks and other proprietary rights are important to our success and competitive position. Accordingly, we devote substantial resources to the establishment and protection of our trademarks and proprietary rights. Our actions to establish and protect our trademarks and other proprietary rights, however, may be inadequate to prevent imitation of our products by others or to prevent others from claiming violations of their trademarks and proprietary rights by us. These concerns are particularly relevant with regard to those international markets in which it is especially difficult to enforce intellectual property rights.

Increases in paper prices or postal rates could adversely affect our business.

   Paper costs are a substantial component of the manufacturing expenses of Playboy magazine. The market for paper has historically been cyclical, resulting in volatility in paper prices. Paper prices also affect our catalog operations. An increase in paper prices could materially adversely affect our operating performance unless and until we can pass any increases through to the consumer.

   The cost of postage also affects the profitability of Playboy magazine and the operations of our Catalog Group. An increase in postage rates could materially adversely affect our operating performance unless and until we can pass the increase through to the consumer.

Limits on our access to distribution channels could adversely affect our business.

   Access to satellite transponders. Our cable television operations will require continued access to satellite transponders to transmit programming to cable operators. Material limitations on our access to cable systems or satellite transponder capacity could materially adversely affect our operating performance. Our access to transponders may be restricted or denied if:

  . we or the satellite owner is indicted or otherwise charged as a defendant in a criminal proceeding;

  . the FCC issues an order initiating a proceeding to revoke the satellite owner's authorization to operate the satellite;

  . the satellite owner is ordered by a court or governmental authority to deny us access to the transponder; or

  . we are deemed by a governmental authority to have violated any obscenity law.

In addition to the above, the access of the Spice networks to transponders may be restricted or denied if a governmental authority commences an investigation concerning the content of the Spice transmissions.

   Agreements with MSOs. We have agreements with 19 of the nation's 20 largest MSOs, which control access to approximately 85% of the total U.S. cable households. If MSOs terminate or do not renew some of these agreements, or do not renew them on terms as favorable as current agreements, our operating performance could be materially adversely affected.

   Consumer Objections. Our ability to operate successfully depends on our ability to obtain and maintain distribution channels and outlets for our products. From time to time, private groups have sought to exclude our programming from local pay television distribution because of the adult-oriented content of the programming. In addition, from time to time, private groups have targeted Playboy magazine and its distribution outlets and advertisers, seeking to limit the magazine's availability because of its adult-oriented content.

Our international growth strategy could be delayed, constrain our flexibility or fail to accelerate international expansion.

   Delayed expansion. We cannot assure you that we can complete the joint venture agreement to create Playboy TV International or that we can complete this agreement on terms as favorable as we currently contemplate. If we do not create Playboy TV International as currently contemplated, the acceleration of our expansion of Playboy TV and Spice into international markets could be delayed. Based on our current strategy, we may need to identify one or more alternative joint venture partners for our international expansion and complete agreements with them.

   Constraint on ability to expand internationally through means other than Playboy TV International. Playboy TV International would become the sole venture through which we could expand Playboy TV and Spice in the markets outside the United States and Canada. Consequently, if we complete the joint venture, we would be limited in our ability to target expansion in specific international markets through alternatives that may prove to be more attractive than Playboy TV International in the future.

We may not realize the expected benefits of the Spice Acquisition.

   We recently completed the Spice Acquisition. We cannot be sure that we will succeed in integrating the operations of Spice without encountering difficulties or that we will realize the expected operating efficiencies, cost savings, synergies, increased sales and profits and other benefits from the integration. To achieve these benefits, we must, among other things, integrate our business with Spice's business in an efficient manner and assimilate Spice's operations and personnel. In addition, our management must devote substantial attention to consolidate the operations. The diversion of management attention and any difficulties encountered in the transition and integration process could have a material adverse effect on the operating results of the combined company.

Our Playboy Online Group faces many uncertainties relating to development of the Internet.

   Continuous development. If we fail to continue to develop and introduce new content, features, functions or services effectively or fail to improve the consumer experience, our results of operations could be materially adversely affected.

   Internet use growth. If use of the Internet declines we may not realize the expected benefits of our investments in the Playboy Online Group.

   Security risks. Online security breaches could materially adversely affect our Playboy Online Group business and results of operations. Any well-publicized compromise of security could deter use of the Internet in general or use of the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials in particular. In offering online payment services, we may increasingly rely on technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as consumer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise or breach the algorithms that we use to protect our consumers' transaction data. In addition, experienced programmers may attempt to misappropriate proprietary information or cause interruptions in our services which could require us to expend significant capital and resources to protect against these problems.

We may not be able to successfully compete with larger competitors or with other forms of entertainment and information.

   We cannot assure you that we can remain as competitive as we currently are with companies which have greater resources or which offer other forms of leisure-time activities. As a global multi-media entertainment company with operations principally in publishing, television and catalog sales, we compete with other large multi-media entertainment companies, many of which have substantially greater resources. Some of our businesses compete, to varying degrees, with other leisure-time activities such as print media, television, movie theaters, radio, personal computers and other alternative sources of entertainment and information. See "Business" for further discussion of the competitive factors affecting each of our groups.

Our level of indebtedness could adversely affect our business, results of operations and our growth strategy.

   Our level of indebtedness could limit our ability to secure any necessary additional financing and our flexibility in managing the growth of our business. In addition, our competitors with lower levels of indebtedness may be able to react more quickly to the rapidly changing market conditions and opportunities we encounter in our multi-media businesses.

Our ownership structure may reduce the liquidity of our Class B common stock compared to the equity securities of other companies listed on the NYSE.

   After the offering, there will be approximately 12,380,000 shares of our Class B common stock available for trading on the NYSE and The Pacific Exchange by stockholders other than the selling stockholder. The average daily number of shares of our Class B common stock traded during the six-month period ended March 31, 1999 was approximately 58,000. Because of the large percentage of shares controlled by the selling stockholder and the low average daily trading volume, any significant position in our Class B common stock may not be as liquid as a comparable investment in other companies listed on the NYSE.

The selling stockholder owns a majority of our voting Class A common stock; our Class B common stock has no voting rights, except as required by law.

   As of March 31, 1999, the selling stockholder owned approximately 70% of our outstanding voting Class A common stock. He also owned approximately 45% of our outstanding Class B common stock and will own approximately 33% of our outstanding Class B common stock after this offering. Consequently, the selling stockholder is able to elect the entire board of directors, approve or disapprove the sale of our company and take any other action requiring a stockholder vote without the vote of any other stockholder.


   Our Class B common stock has no voting rights, except as provided in our Amended and Restated Certificate of Incorporation and by Delaware law. Holders of our Class B common stock have no right to vote in the election of directors. Our Class A common stock and Class B common stock have equal rights with respect to dividends, and our certificate of incorporation includes provisions intended for the benefit of holders of our Class B common stock. See "Description of Capital Stock" for more information about the rights and limitations associated with our Class B common stock.

The terms of our credit agreement prohibit us from making payments with respect to our Class B common stock.

   The terms of our credit agreement prohibit us from paying any cash dividends on our common stock. We do not currently intend to pay any cash dividends on our Class B common stock for the foreseeable future.

We depend on our key personnel.

   We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of some of our senior management team. If these members of the management team become unable or unwilling to continue in their present positions, our business and results of operations could be materially adversely affected.

The Year 2000 problem could disrupt our business.

   We recognize that we, like all other businesses, are at risk if key suppliers in utilities, communications, transportation, banking and government are not ready for the year 2000. It is also possible that our computer, software application, internal accounting, customer billing and other business systems, working either alone or in conjunction with those of third parties who do business with us, will not accept input of, store, manipulate and output dates in the year 2000 or after without error. If any of this were to happen, we may suffer business interruptions or shutdown, reputational harm or legal liability and, as a result, material financial loss.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the shares of Class B common stock we are offering, after deduction of the estimated discounts, commissions and offering expenses payable by us, will be approximately $ million. We estimate that, if the underwriters exercise in full their over-allotment option, the net proceeds from the sale of the shares of Class B common stock we are offering, after similar deductions, will be approximately
$   million. We will not receive any of the proceeds from the sale of Class B common stock by the selling stockholder. We will use our net proceeds from this offering for general corporate purposes.

                                DIVIDEND POLICY

   We have not paid a cash dividend on our Class B common stock during the four most recently completed fiscal years or in the current fiscal year. We do not anticipate paying any cash dividends on our Class B common stock in the foreseeable future and we plan to retain our earnings to finance future growth. The terms of our credit agreement prohibit us from paying any cash dividends on our common stock. Our board of directors decides whether to declare and pay dividends on our Class B common stock. Our board's decision to pay future dividends will depend on our debt agreements, general business conditions, the effect on our financial condition and other factors our board may consider to be relevant.

                      PRICE RANGE OF CLASS B COMMON STOCK

   Our Class B common stock is listed under the symbol "PLA" on the NYSE and The Pacific Exchange.

   The table below shows, for the quarters indicated, the reported high and low sale prices of our Class B common stock on the NYSE.

                                                                   Playboy Class
                                                                     B Common
                                                                       Stock
                                                                   -------------
                                                                    High   Low
                                                                   ------ ------
      Fiscal 1997
        Quarter ended September 30, 1996.......................... $15.25 $12.13
        Quarter ended December 31, 1996...........................  12.75   9.50
        Quarter ended March 31, 1997..............................  16.38   9.38
        Quarter ended June 30, 1997...............................  16.00  11.25
      Transition Period
        Quarter ended September 30, 1997..........................  15.38  10.75
        Quarter ended December 31, 1997...........................  16.69  13.50
      Fiscal 1998
        Quarter ended March 31, 1998..............................  17.81  14.63
        Quarter ended June 30, 1998...............................  19.69  17.00
        Quarter ended September 30, 1998..........................  18.75  12.19
        Quarter ended December 31, 1998...........................  22.44  11.88
      Fiscal 1999
        Quarter ended March 31, 1999..............................  28.69  17.94
        Quarter ended June 30, 1999 (through April  , 1999).......

   On April  , 1999, the last reported sale price of our Class B common stock
on the NYSE was $   .

                                 CAPITALIZATION

   The following table sets forth as of December 31, 1998 (1) the historical consolidated capitalization of Playboy, (2) the consolidated pro forma capitalization of Playboy, after giving effect to the Spice Acquisition and associated financing, and (3) the consolidated pro forma capitalization of Playboy, after giving effect to the Spice Acquisition and this offering. The table should be read in conjunction with the consolidated financial statements, the notes to them and other financial data contained elsewhere or incorporated by reference into this prospectus. See "Pro Forma Financial Information" and "Selected Historical Financial and Other Data."

                                                      December 31, 1998
                                               ---------------------------------
                                                                      Pro Forma
                                               Historical Pro Forma  As Adjusted
                                               ---------- ---------  -----------
                                                        (In thousands)
Short-term borrowings.........................  $29,750   $    456    $    456
                                                =======   ========    ========
Long-term debt................................  $   --    $110,500    $110,500
                                                -------   --------    --------
Common stock
  Class A (7,500,000 shares authorized and
   4,748,954 shares issued and
   outstanding(1))............................       50         50          50
  Class B (30,000,000 shares authorized and
   15,868,028, 17,819,167 and 18,319,167
   shares issued and outstanding(2))..........      171        191         196
Capital in excess of par......................   44,860     93,229     104,207
Retained earnings.............................   49,577     49,577      49,577
Other.........................................  (10,456)   (10,456)    (10,456)
                                                -------   --------    --------
                                                 84,202    132,591     143,574
                                                -------   --------    --------
    Total capitalization......................  $84,202   $243,091    $254,074
                                                =======   ========    ========

--------
(1) Excludes 115,000 shares of Class A common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $6.72 per share.
(2) Excludes 1,521,500 shares of Class B common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $10.29 per share. Excludes 330,622 shares of unvested restricted stock.

                        PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information is based on the historical financial statements of Playboy included elsewhere in this prospectus, adjusted to give effect to the following transactions, which we refer to as the "Transactions:" (1) the Spice Acquisition, (2) the contribution of assets and liabilities of Spice immediately before the Spice Acquisition to Directrix, Inc., a separate public company, the shares of which were distributed to former Spice shareholders in connection with the Spice Acquisition, (3) the sale of assets of Spice to Califa Entertainment Group, Inc. (see Note (B) to the Unaudited Pro Forma Statement of Operations) and (4) the sale by Playboy of 500,000 shares of Class B common stock in this offering.

   All unaudited pro forma financial information includes adjustments to historical results (consisting only of normal recurring entries) necessary for a fair presentation and, in our opinion, have been prepared on the same basis as the audited financial statements. Some Spice financial information has been reclassified to conform with the Playboy presentation. The unaudited pro forma statement of operations gives effect to the Transactions as if they had occurred as of January 1, 1998 and the unaudited pro forma balance sheet gives effect to the Transactions as if they had occurred on December 31, 1998. The unaudited pro forma financial information does not reflect the effects of any anticipated changes to be made by us to the historical operations, is presented for informational purposes only and does not purport (1) to represent what our results of operations or financial condition would actually have been had the Transactions occurred on the dates indicated or (2) to project our results of operations or financial position for any future period or date.

   The unaudited pro forma financial information reflects the Spice Acquisition using the purchase method of accounting. The acquired assets and assumed liabilities of Spice are stated at values representing an allocation of the purchase price based upon the estimated fair market value at the date of the Spice Acquisition. This allocation is subject to change as the valuation is finalized.

   In February 1996, we filed suit challenging Section 505 of the Telecommunications Act of 1996, which, among other things, regulates the cable transmission of adult programming, such as Playboy's and Spice's domestic pay television programs. Fiscal 1998 revenues attributable to Playboy and Spice domestic pay television cable services were affected by the enforcement of
Section 505. In December 1998, a federal district court unanimously declared
Section 505 unconstitutional. This ruling gives cable systems the right to resume 24-hour broadcast. We believe that the effect of Section 505 on our financial performance may continue until the case is finally decided.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                      For the Year Ended December 31, 1998
                    (In thousands, except per share amounts)

                                        Pro Forma   Pro Forma        Pro
                              Playboy   Spice(A)   Adjustments    Forma(L)
                             ---------  ---------  -----------    ---------
Net revenues...............  $ 317,618  $ 27,709    $ (2,868)(B)  $ 342,659
                                                         200 (C)
                             ---------  --------    --------      ---------
Costs and expenses
 Cost of sales.............   (269,478)  (16,182)        180 (D)   (283,280)
                                                       2,200 (E)
 Selling and
  administrative expenses..    (43,172)   (4,494)     (6,136)(F)    (50,673)
                                                       3,129 (G)
                             ---------  --------    --------      ---------
   Total costs and
    expenses...............   (312,650)  (20,676)       (627)      (333,953)
                             ---------  --------    --------      ---------
Operating income (loss)....      4,968     7,033      (3,295)         8,706
                             ---------  --------    --------      ---------
Nonoperating income
 (expense)
 Investment income.........        127                                  127
 Interest income
  (expense)................     (1,551)   (2,141)     (6,535)(H)     (8,427)
                                                       1,800 (I)
 Gain on sale of
  investment...............      4,272                                4,272
 Other, net................       (791)                                (791)
                             ---------  --------    --------      ---------
Total nonoperating income
 (expense).................      2,057    (2,141)     (4,735)        (4,819)
                             ---------  --------    --------      ---------
Income (loss) before income
 taxes.....................      7,025     4,892      (8,030)         3,887
Income tax benefit
 (expense).................     (2,705)      104      (1,998)(J)     (4,599)
                             ---------  --------    --------      ---------
Net income (loss)..........      4,320     4,996     (10,028)          (712)
Preferred dividend.........                 (135)        135 (K)
                             ---------  --------    --------      ---------
Net income (loss)
 applicable to common
 stock.....................  $   4,320  $  4,861    $ (9,893)     $    (712)
                             =========  ========    ========      =========
Net income (loss) per
 common share
 Basic.....................  $    0.21                            $   (0.03)(M)
 Diluted...................  $    0.21                            $   (0.03)(M)
Weighted average number of
 common shares outstanding
 Basic.....................     20,548                               22,499 (M)
 Diluted...................     21,036                               22,987 (M)

     See accompanying notes to unaudited pro forma statement of operations.

            NOTES TO THE UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                             (Dollars in thousands)

   A. The Pro Forma Spice financial information reflects (1) the elimination of Directrix, the results of which are included in the Spice historical financial statements, and (2) the reversal of the elimination of intercompany transactions between pro forma Spice and Directrix, as follows:

                                                 Less     Intercompany Pro Forma
                                      Spice    Directrix  Eliminations   Spice
                                     --------  ---------  ------------ ---------
    Net revenues.................... $ 32,125  $  9,581     $ 5,165    $ 27,709
                                     --------  --------     -------    --------
    Costs and expenses
      Cost of sales.................  (22,441)  (11,424)     (5,165)    (16,182)
      Selling and administrative
       expenses.....................   (6,694)   (2,200)                 (4,494)
                                     --------  --------     -------    --------
        Total costs and expenses....  (29,135)  (13,624)     (5,165)    (20,676)
                                     --------  --------     -------    --------
    Operating income (loss).........    2,990    (4,043)                  7,033
                                     --------  --------     -------    --------
    Interest income (expense).......   (2,280)     (139)                 (2,141)
                                     --------  --------     -------    --------
    Income (loss) before income
     taxes..........................      710    (4,182)                  4,892
    Income tax benefit..............      104                               104
                                     --------  --------     -------    --------
    Net income (loss)...............      814    (4,182)                  4,996
    Preferred dividend..............     (135)                             (135)
                                     --------  --------     -------    --------
    Net income (loss) applicable to
     common stock................... $    679  $ (4,182)               $  4,861
                                     ========  ========     =======    ========

   B. In connection with the Spice Acquisition, assets of Spice were sold to Califa, which we refer to as the "Califa Transaction." In exchange for these assets, Califa will pay Playboy $500 in cash in two installments in 1999 and $10,000 under a promissory note due March 15, 2006, which accrues interest at an annual rate of 18%, payable quarterly. In addition, in exchange for non-competition covenants, Califa is contractually obligated to pay Playboy $13,300 in cash over the next nine years. The gains related to the Califa Transaction have been deferred in accordance with Staff Accounting Bulletin 81 due to the capitalization and leverage levels of Califa. The adjustment reflects the elimination of revenues associated with the operations transferred to Califa in connection with the Califa Transaction.

   C. The adjustment reflects income that Califa is contractually obligated to pay to Playboy pursuant to the non-competition agreement entered into in connection with the Califa Transaction.

   D. The adjustment reflects playback costs associated with operations transferred to Califa in connection with the Califa Transaction.

   E. The adjustment reflects the elimination of lease costs associated with the operation of a transponder that is no longer needed due to the consolidation of our television networks.

   F. The adjustment reflects the incremental amortization expense related to goodwill and other intangible assets, including the trade name, using recovery periods of four to 40 years.

   G. The adjustment reflects the reduction in salary expense resulting from actual head count reductions, which will occur by April 1999, in connection with the Spice Acquisition.

   H. The adjustment reflects (1) additional interest expense of $10,100, at the weighted average interest rate at December 31, 1998 of 9.19%, associated with debt of $110,000 outstanding under our new credit agreement, (2) elimination of the historical Playboy interest expense of $1,600 and (3) elimination of the historical Spice interest expense of $2,000. A change in interest rate of 1/4% will change annual interest expense by $275 and net income (loss) by $106.

            NOTES TO THE UNAUDITED PRO FORMA STATEMENT OF OPERATIONS


   I. The adjustment reflects the interest income that Califa is contractually obligated to pay to Playboy under a promissory note issued to Playboy in connection with the Califa Transaction.

   J. The adjustment reflects the income tax provision based on pre-tax income plus nondeductible goodwill. The effective tax rate is higher than the statutory federal income tax rate primarily due to state income taxes, net of a federal benefit, foreign operating losses and the inability to deduct certain amounts of intangible amortization for tax purposes.

   K. The adjustment reflects the elimination of dividends on the Spice Convertible Preferred Stock, which was converted in connection with the Spice Acquisition.

   L. There are no adjustments made to the unaudited pro forma statement of operations for the offering.

   M. The unaudited pro forma basic and diluted net income per share are based upon 22,499,000 weighted average number of common shares outstanding (basic) and 22,987,000 weighted average number of common shares outstanding (diluted), including dilutive effect of options, of Playboy plus shares issued to former Spice shareholders. These per share amounts do not include 500,000 shares of Class B common stock to be issued in connection with the offering.

                       UNAUDITED PRO FORMA BALANCE SHEET
                               December 31, 1998
                                 (In thousands)

                                    Pro Forma  Pro Forma          Pro       Offering     Pro Forma
                          Playboy   Spice(N)  Adjustments        Forma    Adjustment(Z) as Adjusted
                          --------  --------- -----------       --------  ------------- -----------
ASSETS
Cash and cash
 equivalents............  $    341   $ 2,178   $ 14,456(O)      $ 16,975     $10,983     $ 27,958
Marketable securities...       505                                   505                      505
Accounts receivable,
 net....................    49,879     5,519     (1,609)(P)       54,289                   54,289
                                                    500 (Q)
Inventories.............    25,685                                25,685                   25,685
Programming costs.......    43,342                                43,342                   43,342
Deferred subscription
 acquisition costs......    11,570        13                      11,583                   11,583
Prepaid expenses and
 other current assets...    21,097     2,640                      23,737                   23,737
Due from related parties
 and officers...........                 344                         344                      344
                          --------   -------   --------         --------     -------     --------
   Total current assets.   152,419    10,694     13,347          176,460      10,983      187,443
Property and equipment,
 net....................     9,157     1,969                      11,126                   11,126
Programming costs.......     5,983                                 5,983                    5,983
Library of movies.......               3,953       (839)(R)        3,114                    3,114
Net deferred tax assets.     6,525                                 6,525                    6,525
Deferred financing
 costs..................                 127      4,423 (S)        4,550                    4,550
Other noncurrent assets.    20,729       473                      21,202                   21,202
Intangible and other
 assets.................    17,294     9,605    114,956 (T)      141,855                  141,855
                          --------   -------   --------         --------     -------     --------
   Total assets.........  $212,107   $26,821   $131,887         $370,815     $10,983     $381,798
                          ========   =======   ========         ========     =======     ========
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Current portion of
 obligations under
 capital leases.........             $   399                    $    399                 $    399
Short-term
 borrowings/current
 portion of long-
 term debt..............  $ 29,750    10,927   $(40,221)(U)          456                      456
Accounts payable........    30,834     2,746                      33,580                   33,580
Accrued salaries, wages
 and employee benefits..     6,024                                 6,024                    6,024
Reserves for losses on
 disposals of
 discontinued
 operations.............        68                                    68                       68
Income taxes payable....       819                                   819                      819
Deferred
 revenues/subscription
 revenue................    41,647       893                      42,540                   42,540
Other liabilities and
 accrued expenses.......     9,851     1,741                      11,592                   11,592
Current portion of
 accrued restructuring..                         23,000 (V)       23,000                   23,000
                          --------   -------   --------         --------     -------     --------
   Total current
    liabilities.........   118,993    16,706    (17,221)         118,478                  118,478
Obligations under
 capital leases--long-
 term...................                  36                          36                       36
New long-term debt......                        110,500 (W)      110,500                  110,500
Other noncurrent
 liabilities............     8,912                                 8,912                    8,912
Deferred
 compensation/other.....                 298                         298                      298
                          --------   -------   --------         --------     -------     --------
   Total liabilities....   127,905    17,040     93,279          238,224                  238,224
Common stock............       221       123       (103)(X)          241     $     5          246
Capital in excess of par
 value..................    44,860    29,282     19,087 (X)       93,229      10,978      104,207
Unearned compensation...    (3,716)     (237)       237 (Y)       (3,716)                  (3,716)
Retained
 earnings/(accumulated
 deficit)...............    49,577    (6,694)     9,142 (Y)       49,577                   49,577
                                                 (2,448)(P)(R)
Accumulated other
 comprehensive income...               1,072     (1,072)(Y)
Transfers from Spice....             (13,765)    13,765 (Y)
Cumulative translation
 adjustment.............      (137)                                 (137)                    (137)
Unrealized loss on
 marketable securities..       (32)                                  (32)                     (32)
Less cost of treasury
 stock..................    (6,571)                               (6,571)                  (6,571)
                          --------   -------   --------         --------     -------     --------
   Total shareholders'
    equity..............    84,202     9,781     38,608          132,591      10,983      143,574
                          --------   -------   --------         --------     -------     --------
   Total liabilities and
    shareholders'
    equity..............  $212,107   $26,821   $131,887         $370,815     $10,983     $381,798
                          ========   =======   ========         ========     =======     ========

          See accompanying notes to unaudited pro forma balance sheet.

                 NOTES TO THE UNAUDITED PRO FORMA BALANCE SHEET

                             (Dollars in thousands)

   N. The Pro Forma Spice information reflects the elimination of Directrix, the results of which are included in the Spice historical financial statements, as follows:

                                                              Less    Pro Forma
                                                   Spice    Directrix   Spice
                                                  --------  --------- ---------
      ASSETS
      Cash and cash equivalents.................. $  2,178            $  2,178
      Accounts receivable, net...................    6,274   $   755     5,519
      Deferred subscription acquisition costs....       13                  13
      Prepaid expenses and other current assets..    3,290       650     2,640
      Due from related parties and officers......      344                 344
                                                  --------   -------  --------
         Total current assets....................   12,099     1,405    10,694
      Property and equipment, net................    4,508     2,539     1,969
      Library of movies..........................    4,792       839     3,953
      Deferred financing costs...................      127                 127
      Other noncurrent assets....................      524        51       473
      Intangible and other assets................    9,605               9,605
                                                  --------   -------  --------
         Total assets............................ $ 31,655   $ 4,834  $ 26,821
                                                  ========   =======  ========
      LIABILITIES AND SHAREHOLDERS' EQUITY
      Current portion of obligations under
       capital leases............................ $    971   $   572  $    399
      Short-term borrowings/current portion of
       long-term debt............................   10,927              10,927
      Accounts payable...........................    2,819        73     2,746
      Deferred revenues/subscription revenue.....      893                 893
      Other liabilities and accrued expenses.....    1,844       103     1,741
                                                  --------   -------  --------
         Total current liabilities...............   17,454       748    16,706
      Obligations under capital leases--long-
       term......................................       36                  36
      Deferred compensation/other................      334        36       298
                                                  --------   -------  --------
         Total liabilities.......................   17,824       784    17,040
      Common Stock...............................      123                 123
      Capital in excess of par value.............   29,282              29,282
      Unearned compensation......................     (237)               (237)
      Retained earnings/(accumulated deficit)....  (16,409)   (9,715)   (6,694)
      Accumulated other comprehensive income.....    1,072               1,072
      Transfers from Spice.......................             13,765   (13,765)
                                                  --------   -------  --------
         Total shareholders' equity..............   13,831     4,050     9,781
                                                  --------   -------  --------
         Total liabilities and shareholders'
          equity................................. $ 31,655   $ 4,834  $ 26,821
                                                  ========   =======  ========

   O. The adjustment reflects cash remaining after the Spice Acquisition (including the borrowings under our new credit agreement as described in Note W below) and payment of merger related expenses. The cash will be used to pay the remaining merger related expenses given effect to in the unaudited pro forma balance sheet.

   P. The adjustment reflects the elimination of accounts receivable relating to the operations of the assets transferred in the Califa Transaction.

   Q. The adjustment reflects $500 payable by Califa to Spice in connection with the Califa Transaction.

   R. The adjustment reflects the elimination of certain rights associated with the portion of the film library transferred in the Califa Transaction.

   S. The adjustment reflects the incremental deferred financing costs associated with our new credit agreement entered into in connection with the Spice Acquisition.

   T. The adjustment reflects the purchase price of the Spice Acquisition and the allocation of the purchase price to the tangible and identifiable intangible and other assets and liabilities of Pro Forma Spice based upon

                 NOTES TO THE UNAUDITED PRO FORMA BALANCE SHEET

our estimates of their fair value, with the remainder allocated to goodwill. We estimate the fair value of the tangible assets to approximate historical book value, and accordingly the purchase price has been allocated to deferred financing costs and intangible and other assets.

      Purchase price:
        Shares issued................................................. $ 48,389
        Cash paid.....................................................   47,450
        Merger related expenses.......................................   31,000
        Net liabilities assumed.......................................   (7,333)
                                                                       --------
                                                                        119,506
      Deferred financing costs........................................   (4,550)
                                                                       --------
      Intangible and other assets acquired............................ $114,956
                                                                       ========

   The intangible and other assets acquired are comprised of film libraries, non-competition agreements, trade names, goodwill, going concern and other nonidentifiable intangible assets, with lives ranging from four to 40 years. The estimated amounts allocated to each intangible and other asset, and the respective amortization period for each are:

                                                    Estimated     Amortization
                 Description of Asset            Amount Allocated    Period
                 --------------------            ---------------- ------------
      Goodwill, going concern and other
       nonidentifiable intangible assets........     $ 71,156       40 years
      Trade name................................       26,700       40 years
      Non-competition agreements................       11,700        5 years
      Film library..............................        5,400        4 years
                                                     --------
          Total.................................     $114,956
                                                     ========

   The allocation of the purchase price of the Spice Acquisition is subject to change as the valuation is finalized. In the opinion of our management, the final purchase price allocation for the Spice Acquisition will not result in any material changes in the pro forma financial information.

   U. The adjustment reflects the repayment of Playboy's and Spice's outstanding indebtedness in connection with the Spice Acquisition.

   V. The adjustment reflects the accrual of $23,000 of merger related expenses (including $20,100 of severance costs) incurred by Spice and to be paid by Playboy.

   W. The adjustment reflects (1) our new credit agreement of $110,000 and (2) $500 due from Califa in 1999 in connection with the Califa Transaction.

   X. The adjustment reflects (1) the elimination of Spice shares and (2) the issuance of new Playboy shares in connection with the Spice Acquisition.

   Y. The adjustment reflects the elimination of Spice equity in connection with the Spice Acquisition.

   Z. The adjustment reflects the sale by Playboy of 500,000 shares of Class B common stock at an assumed price of $23.50 per share, the closing sale price on April 1, 1999, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

   The following selected historical consolidated financial and other data are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and their related notes appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected statement of operations data shown below for the years ended June 30, 1996 and 1997, the six-month transition period ended December 31, 1997 and the year ended December 31, 1998 and the balance sheet data as of December 31, 1997 and 1998 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the years ended June 30, 1994 and 1995 and the balance sheet data as of June 30, 1994, 1995, 1996 and 1997 are derived from audited financial statements which are not included in this prospectus.

                                     Fiscal Year Ended                 Six Months  Fiscal Year
                          ------------------------------------------     Ended        Ended
                          June 30,   June 30,   June 30,   June 30,   December 31, December 31,
                            1994       1995       1996       1997         1997         1998
                          ---------  ---------  ---------  ---------  ------------ ------------
                                      (In thousands, except per share amounts)
Statement of Operations
 Data:
Net revenues............  $ 218,987  $ 247,249  $ 276,587  $ 296,623   $ 149,541    $ 317,618
                          ---------  ---------  ---------  ---------   ---------    ---------
Costs and expenses
 Cost of sales..........   (196,817)  (214,327)  (234,247)  (245,023)   (126,658)    (269,478)
 Selling and
  administrative
  expenses..............    (31,842)   (29,865)   (32,847)   (35,855)    (18,424)     (43,172)
 Restructuring
  expenses..............     (2,875)       --         --         --          --           --
 Unusual items..........     (1,676)       --         --         --          --           --
                          ---------  ---------  ---------  ---------   ---------    ---------
   Total costs and
    expenses............   (233,210)  (244,192)  (267,094)  (280,878)   (145,082)    (312,650)
                          ---------  ---------  ---------  ---------   ---------    ---------
Operating income (loss).    (14,223)     3,057      9,493     15,745       4,459        4,968
                          ---------  ---------  ---------  ---------   ---------    ---------
Investment income
 (expense), net.........       (128)       139         88         73          50          127
Interest expense........       (651)      (708)      (680)      (427)       (289)      (1,551)
Gain on sale of
 investment.............        --         --         --         --          --         4,272
Other, net..............       (239)       (52)      (452)      (640)         70         (791)
                          ---------  ---------  ---------  ---------   ---------    ---------
   Total nonoperating
    income (expense)....     (1,018)      (621)    (1,044)      (994)       (169)       2,057
                          ---------  ---------  ---------  ---------   ---------    ---------
Income (loss) from
 continuing operations
 before income taxes and
 cumulative effect of
 change in accounting
 principle..............    (15,241)     2,436      8,449     14,751       4,290        7,025
Income tax benefit
 (expense)..............     (1,123)    (1,807)    (4,197)     6,643      (2,148)      (2,705)
                          ---------  ---------  ---------  ---------   ---------    ---------
Income (loss) from
 continuing operations
 before cumulative
 effect of change in
 accounting principle...    (16,364)       629      4,252     21,394       2,142        4,320
Loss on disposal of
 discontinued
 operations.............       (620)       --         --         --          --           --
                          ---------  ---------  ---------  ---------   ---------    ---------
Income (loss) before
 cumulative effect of
 change in accounting
 principle..............    (16,984)       629      4,252     21,394       2,142        4,320
Cumulative effect of
 change in accounting
 principle (net of tax
 benefit)...............      7,500        --         --         --       (1,077)         --
                          ---------  ---------  ---------  ---------   ---------    ---------
Net income (loss).......  $  (9,484) $     629  $   4,252  $  21,394   $   1,065    $   4,320
                          =========  =========  =========  =========   =========    =========
Basic income (loss) per
 common share
 Income (loss) from
  continuing operations
  before cumulative
  effect of change in
  accounting principle..  $   (0.83) $    0.03  $    0.21  $    1.05   $    0.10    $    0.21
                          =========  =========  =========  =========   =========    =========
 Net income (loss)......  $   (0.48) $    0.03  $    0.21  $    1.05   $    0.05    $    0.21
                          =========  =========  =========  =========   =========    =========
Diluted income (loss)
 per common share
 Income (loss) from
  continuing operations
  before cumulative
  effect of change in
  accounting principle..  $   (0.83) $    0.03  $    0.21  $    1.03   $    0.10    $    0.21
                          =========  =========  =========  =========   =========    =========
 Net income (loss)......  $   (0.48) $    0.03  $    0.21  $    1.03   $    0.05    $    0.21
                          =========  =========  =========  =========   =========    =========
Segment Data:
Net revenues:
 Publishing.............  $ 123,196  $ 127,155  $ 131,800  $ 135,710   $  66,329    $ 137,997
 Entertainment..........     40,089     51,697     64,826     74,716      37,356       91,049
 Product Marketing......      6,974      6,844      7,125      7,968       4,199        7,081
 Catalog................     48,556     61,435     71,634     75,391      39,340       74,393
 Casino Gaming..........        --         --         --         --          --           --
 Playboy Online.........        172        118      1,202      2,838       2,317        7,098
                          ---------  ---------  ---------  ---------   ---------    ---------
   Total net revenues...  $ 218,987  $ 247,249  $ 276,587  $ 296,623   $ 149,541    $ 317,618
                          =========  =========  =========  =========   =========    =========
Operating income (loss):
 Publishing.............  $   3,850  $  11,349  $   9,041  $   8,665   $   3,898    $   6,332
 Entertainment..........     (7,304)       967      9,204     18,254       7,991       26,165
 Product Marketing......      2,518      3,428      3,692      3,512       1,614          365
 Catalog................      4,148      5,209      5,231      4,630       1,835        4,100
 Casino Gaming..........        --         --         --         --         (541)      (1,108)
 Playboy Online.........       (157)      (640)       207       (113)       (943)      (6,528)
 Corporate
  Administration and
  Promotion.............    (17,278)   (17,256)   (17,882)   (19,203)     (9,395)     (24,358)
                          ---------  ---------  ---------  ---------   ---------    ---------
   Total operating
    income (loss).......  $ (14,223) $   3,057  $   9,493  $  15,745   $   4,459    $   4,968
                          =========  =========  =========  =========   =========    =========

                                   Fiscal Year Ended               Six Months  Fiscal Year
                          --------------------------------------     Ended        Ended
                          June 30,  June 30,  June 30,  June 30,  December 31, December 31,
                            1994      1995      1996      1997        1997         1998
                          --------  --------  --------  --------  ------------ ------------
                                    (In thousands, except advertising pages)
Other Data:
Cash flows from:
 Operating activities ..  $ (4,368) $  3,180  $  4,541  $  1,539    $ (3,853)    $(15,044)
 Investing activities...  $ (2,277) $   (315) $ (4,168) $ (2,450)   $ (1,874)    $ (6,361)
 Financing activities...  $  6,000  $ (2,652) $    594  $   (224)   $  5,371     $ 20,799
EBITDA by segment(1)(2):
 Publishing.............     4,874    12,258    10,008     9,711       4,223        6,973
 Entertainment..........    11,269    21,573    31,040    40,281      19,347       51,696
 Product Marketing......     2,700     3,622     3,909     3,688       1,692          520
 Catalog................     4,940     5,882     5,870     5,281       2,072        4,564
 Casino Gaming..........       --        --        --        --         (541)      (1,108)
 Playboy Online.........      (157)     (640)      207      (113)       (943)      (6,500)
 Corporate
  Administration and
  Promotion.............   (15,774)  (15,071)  (15,564)  (17,197)     (8,266)     (18,557)
                          --------  --------  --------  --------    --------     --------
   Total EBITDA(1)(2)...  $  7,852  $ 27,624  $ 35,470  $ 41,651    $ 17,584     $ 37,588
                          ========  ========  ========  ========    ========     ========
Adjusted EBITDA(1)(2)...  $ (9,333) $  6,311  $  9,921  $ 10,904    $  3,225     $ 12,987
Depreciation and
 amortization(3)........  $ 22,442  $ 24,480  $ 26,341  $ 26,473    $ 13,005     $ 29,012
Amortization of
 investments in
 entertainment
 programming............  $ 18,174  $ 20,130  $ 21,263  $ 21,355    $ 11,153     $ 25,109
Cash investments in
 entertainment
 programming............  $ 17,185  $ 21,313  $ 25,549  $ 30,747    $ 14,359     $ 24,601
Playboy magazine
 advertising pages......       595       595       569       558         273          601
Number of total U.S.
 cable addressable
 households at end of
 period(4)..............    22,200    23,450    26,400    29,350      30,700       33,200
Approximate number of
 total domestic Playboy
 TV cable addressable
 households at end of
 period.................     9,600    10,600    11,300    11,200      11,600       11,700
Approximate number of
 total domestic Playboy
 TV DTH households at
 end of period..........     1,900     3,300     4,900     6,300       6,800        9,800
Balance Sheet Data (at
 period end):
Cash and cash
 equivalents............  $  1,258  $  1,471  $  2,438  $  1,303    $    947     $    341
Working capital.........    10,906    14,019    18,888    29,221      26,288       33,426
Total assets............   131,921   137,835   150,869   175,542     185,947      212,107
Long-term debt..........     1,020       687       347       --          --           --
Total shareholders'
 equity.................    46,311    47,090    52,283    76,133      78,683       84,202

--------
(1) You should not consider EBITDA and Adjusted EBITDA as alternatives to any measure of performance or liquidity under generally accepted accounting principles. Similarly, you should not infer that EBITDA and Adjusted EBITDA are more meaningful than any of those measures.
(2) EBITDA represents earnings before income taxes and cumulative effect of change in accounting principle plus interest expense, depreciation and amortization. Adjusted EBITDA represents EBITDA less cash investments in entertainment programming. Adjusted EBITDA takes into account the recurring nature of the significant cash investments we make in entertainment programming on a yearly basis. These investments are related to the amount of amortization of investments in entertainment programming. We have included information concerning EBITDA and Adjusted EBITDA because we believe they allow you to analyze more completely our results of operations.
(3) Includes amortization of investments in entertainment programming.
(4) Based on projections by Kagan for each period.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion together with the financial statements and related notes included elsewhere and incorporated by reference in this prospectus. The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements. See "Special Note Regarding Forward-Looking Statements" for further information about forward-looking statements.

General

   We manage and report our businesses in six segments: Publishing, Entertainment, Product Marketing, Catalog, Casino Gaming and Playboy Online.

   Several of our businesses have experienced variations in quarterly performance. As a result, our performance in any quarterly period is not necessarily reflective of full-year or longer-term trends. For example, Playboy magazine newsstand revenues vary from issue to issue, with revenues generally higher for holiday issues and issues containing editorial or pictorial features that generate unusual public interest. Advertising revenues also vary from quarter to quarter, depending on product introductions by advertising customers, changes in advertising buying patterns and economic conditions. In addition, Entertainment Group revenues vary with the timing of international sales.

   We have included information concerning EBITDA and Adjusted EBITDA because we believe that they allow you to analyze more completely our results of operations. EBITDA represents earnings before income taxes and cumulative effect of change in accounting principle plus interest expense, depreciation and amortization. Adjusted EBITDA represents EBITDA less cash investments in entertaining programming. You should not consider EBITDA and Adjusted EBITDA as alternatives to any measure of performance or liquidity under generally accepted accounting principles, which we refer to as "GAAP." Similarly, you should not infer that EBITDA and Adjusted EBITDA are more meaningful than any of those measures. Although these measures of performance are not calculated using GAAP, we have included them because they are generally used in the media industry as measures of a company's operating performance. More specifically, we believe that they assist in comparing company performances on a consistent basis without regard to depreciation and amortization. The concern is that depreciation and amortization can vary significantly among companies depending on accounting methods, particularly where acquisitions are involved, or non-operating factors such as historical cost bases. Additionally, Adjusted EBITDA takes into account the recurring nature of the significant cash investments we make in entertainment programming on a yearly basis. These investments are related to the amount of amortization of investments in entertainment programming.

   Our pro forma 1998 results differ materially from our actual 1998 results due to the Spice Acquisition. Our actual results do not reflect the operations of Spice. For the year ended December 31, 1998, pro forma net revenues were $342.7 million, pro forma EBITDA was $53.6 million and pro forma Adjusted EBITDA was $26.5 million.

Results of Operations

   On November 6, 1997, our board of directors approved a change in our fiscal year end from June 30 to December 31, which better aligns our businesses with our customers and partners who also operate and plan on a calendar year basis. To provide you with a clearer understanding of our results of operations, we have included below financial data for the pro forma calendar year ended December 31, 1997 and the six months ended December 31, 1996 for comparative purposes.

                                                             Pro Forma
                          Six Months  Six-Month Transition Calendar Year Fiscal Year
                             Ended        Period Ended         Ended        Ended
                          12/31/96(1)     12/31/97(1)        12/31/97     12/31/98
                          ----------- -------------------- ------------- -----------
                                   (In millions, except per share amounts)
Net Revenues
Publishing
 Playboy magazine.......    $ 51.7           $ 50.8           $104.0       $108.3
 Other domestic
  publishing............      10.5             10.2             20.6         18.7
 International
  publishing............       5.2              5.3             10.0         11.0
                            ------           ------           ------       ------
   Total Publishing.....      67.4             66.3            134.6        138.0
                            ------           ------           ------       ------
Entertainment
 Playboy TV
 Cable..................      10.4              9.6             20.4         21.3
 Satellite direct-to-
  home..................       9.9             14.0             27.1         33.9
 Off-network
  productions and
  other.................       2.0              1.3              2.4          2.0
                            ------           ------           ------       ------
   Total Playboy TV.....      22.3             24.9             49.9         57.2
 Domestic home video....       3.9              3.3              7.9         11.1
 International TV and
  home video............       4.3              4.7             12.6         14.7
                            ------           ------           ------       ------
   Total Playboy
    businesses..........      30.5             32.9             70.4         83.0
AdulTVision.............       2.4              2.3              4.4          5.8
 Movies and other.......       1.0              2.1              3.4          2.2
                            ------           ------           ------       ------
   Total Entertainment..      33.9             37.3             78.2         91.0
                            ------           ------           ------       ------
Product Marketing.......       4.3              4.2              7.9          7.1
                            ------           ------           ------       ------
Catalog.................      39.1             39.4             75.6         74.4
                            ------           ------           ------       ------
Casino Gaming...........       --               --               --           --
                            ------           ------           ------       ------
Playboy Online..........       1.3              2.3              3.9          7.1
                            ------           ------           ------       ------
 Total net revenues.....    $146.0           $149.5           $300.2       $317.6
                            ======           ======           ======       ======
Net Income
Publishing..............    $  3.7           $  3.9           $  8.9       $  6.3
                            ------           ------           ------       ------
Entertainment before
 Playboy businesses
 programming expenses...      16.7             18.6             40.3         49.4
 Playboy businesses
  programming expense...      (9.0)           (10.6)           (21.7)       (23.2)
                            ------           ------           ------       ------
   Total Entertainment..       7.7              8.0             18.6         26.2
                            ------           ------           ------       ------
Product Marketing.......       2.3              1.6              2.9          0.4
                            ------           ------           ------       ------
Catalog.................       2.8              1.9              3.6          4.1
                            ------           ------           ------       ------
Casino Gaming...........       --              (0.6)            (0.6)        (1.1)
                            ------           ------           ------       ------
Playboy Online..........       0.1             (0.9)            (1.2)        (6.5)
                            ------           ------           ------       ------
Corporate Administration
 and Promotion..........      (8.9)            (9.4)           (19.7)       (24.4)
                            ------           ------           ------       ------
 Operating income.......       7.7              4.5             12.5          5.0
                            ------           ------           ------       ------
Nonoperating income
 (expense)
 Investment income......       --               --               0.1          0.1
 Interest expense.......      (0.3)            (0.3)            (0.4)        (1.6)
 Gain on sale of
  investment............       --               --               --           4.3
 Other, net.............      (0.1)             0.1             (0.5)        (0.8)
                            ------           ------           ------       ------
   Total nonoperating
    income (expense)....      (0.4)            (0.2)            (0.8)         2.0
                            ------           ------           ------       ------
Income before income
 taxes and cumulative
 effect of change in
 accounting principle...       7.3              4.3             11.7          7.0
Income tax benefit
 (expense)..............      (3.4)            (2.1)             8.0         (2.7)
                            ------           ------           ------       ------
Income before cumulative
 effect of change in
 accounting principle...       3.9              2.2             19.7          4.3
Cumulative effect of
 change in accounting
 principle (net of tax
 benefit)...............       --              (1.1)            (1.1)         --
                            ------           ------           ------       ------
Net income..............    $  3.9           $  1.1           $ 18.6       $  4.3
                            ======           ======           ======       ======
Basic income (loss) per
 common share
 Income before
  cumulative effect of
  change in accounting
  principle.............    $ 0.19           $ 0.10           $ 0.96       $ 0.21
 Cumulative effect of
  change in accounting
  principle (net of tax
  benefit)..............       --             (0.05)           (0.05)         --
                            ------           ------           ------       ------
 Net income.............    $ 0.19           $ 0.05           $ 0.91       $ 0.21
                            ======           ======           ======       ======
Diluted income (loss)
 per common share
 Income before
  cumulative effect of
  change in accounting
  principle.............    $ 0.19           $ 0.10           $ 0.94       $ 0.21
 Cumulative effect of
  change in accounting
  principle (net of tax
  benefit)..............       --             (0.05)           (0.05)         --
                            ------           ------           ------       ------
 Net income.............    $ 0.19           $ 0.05           $ 0.89       $ 0.21
                            ======           ======           ======       ======

                                                             Pro Forma
                          Six Months  Six-Month Transition Calendar Year Fiscal Year
                             Ended        Period Ended         Ended        Ended
                          12/31/96(1)     12/31/97(1)        12/31/97     12/31/98
                          ----------- -------------------- ------------- -----------
                                   (In millions, except per share amounts)
EBITDA
Publishing..............     $ 4.2           $ 4.2             $ 9.7       $  7.0
                             -----           -----             -----       ------
Entertainment...........      17.6            19.4              42.0         51.7
                             -----           -----             -----       ------
Product Marketing.......       2.4             1.7               3.1          0.5
                             -----           -----             -----       ------
Catalog.................       3.1             2.1               4.2          4.6
                             -----           -----             -----       ------
Casino Gaming...........       --             (0.6)             (0.6)        (1.1)
                             -----           -----             -----       ------
Playboy Online..........       0.1            (0.9)             (1.2)        (6.5)
                             -----           -----             -----       ------
Corporate Administration
 and Promotion..........      (7.6)           (8.3)            (17.8)       (18.6)
                             -----           -----             -----       ------
   Total EBITDA.........      19.8            17.6              39.4         37.6
                             =====           =====             =====       ======
Total Adjusted EBITDA...       4.3             3.2               9.8         13.0
Entertainment Group
 Adjusted EBITDA........       2.1             5.0              12.4         27.1

--------
(1) Certain reclassifications have been made to conform to the current presentation.

   Beginning with the quarter ended March 31, 1998, Playboy Online Group results, which were previously reported in the Publishing and Catalog Groups, are reported as a separate operating group.

Fiscal Year ended December 31, 1998 Compared to Pro Forma Calendar Year Ended December 31, 1997

   Our revenues were $317.6 million for the fiscal year ended December 31, 1998, a 6% increase over revenues of $300.2 million for the calendar year ended December 31, 1997, primarily due to higher revenues from the Entertainment Group. Also contributing to the increase were higher Playboy magazine and Playboy Online Group revenues.

   We reported operating income of $5.0 million for the fiscal year ended December 31, 1998 compared to $12.5 million for the calendar year ended December 31, 1997. This decrease reflected an increase in operating income for the Entertainment Group, which was more than offset by an increase in planned investments in the Playboy Online Group, higher Corporate Administration and Promotion expenses and lower operating income for the Publishing and Product Marketing Groups. The lower operating income for the Product Marketing Group was due in part to a settlement of litigation in the current year. The higher Corporate Administration and Promotion expenses were due in part to increased investments in systems technology, including Year 2000 expenses.

   For the fiscal year ended December 31, 1998, EBITDA of $37.6 million decreased $1.8 million, or 5%, and Adjusted EBITDA of $13.0 million increased $3.2 million, or 33%, compared to the prior calendar year.

   Net income for the fiscal year ended December 31, 1998 was $4.3 million, resulting in earnings per share, which we refer to as "EPS," of $0.21 (basic and diluted), compared to net income of $18.6 million, or basic EPS of $0.91 and diluted EPS of $0.89, for the calendar year ended December 31, 1997. Net income for fiscal year 1998 included a $4.3 million gain on the sale of our 20% equity investment in duPont Publishing, Inc. Net income for calendar year 1997 included a federal income tax benefit of $13.5 million related to net operating loss and tax credit carryforwards and a charge of $1.1 million, primarily related to development costs of casino gaming ventures, that resulted from our early adoption of Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, which we refer to as "SOP 98-5." Excluding the impact of the $13.5 million federal income tax benefit and the $1.1 million cumulative effect of change in accounting principle, net income for calendar year 1997 was $6.2 million, or basic and diluted EPS of $0.30.

Publishing Group

   Publishing Group revenues were $138.0 million for the fiscal year ended December 31, 1998, a 3% increase over revenues of $134.6 million for the calendar year ended December 31, 1997, primarily due to higher revenues from Playboy magazine.

   Playboy magazine revenues increased $4.3 million, or 4%, for the fiscal year ended December 31, 1998 compared to the prior calendar year. Circulation revenues increased $1.9 million primarily due to a $1.4 million, or 7%, increase in newsstand revenues principally due to extraordinary sales of the October 1998 issue featuring Cindy Crawford and the December 1998 issue featuring Katarina Witt, both of which also carried a $5.95 cover price. In general, newsstand revenues have been, and are expected to continue to be, adversely affected by the consolidation taking place nationally in the single-copy magazine distribution system. Additionally, subscription revenues increased $0.5 million, or 1%. Advertising revenues increased $1.8 million, or 6%, primarily due to 6% more ad pages. Advertising sales for the fiscal year 1999 first quarter issues of the magazine are closed, and we expect to report 11% more ad pages and 10% higher ad revenues compared to the quarter ended March 31, 1998.

   Revenues from other domestic publishing businesses decreased $1.9 million, or 9%, for the fiscal year ended December 31, 1998 compared to the prior year primarily due to fewer newsstand specials copies sold.

   International publishing revenues increased $1.0 million, or 10%, for the fiscal year ended December 31, 1998, compared to the prior year. The increase primarily reflected higher revenues from the Polish edition of Playboy magazine, in which we own a majority interest.

   For the fiscal year ended December 31, 1998, Publishing Group operating income declined $2.6 million, or 29%, primarily due to lower subscription profitability, the lower revenues from newsstand specials, higher average paper prices and expenses in the current year related to the search for the Playmate 2000. Partially offsetting this decline were the higher Playboy magazine advertising and newsstand revenues combined with lower performance-related variable compensation expense and the vacancy of the division president position in the current year. We expect an approximate 8% decrease in paper prices effective with the May 1999 issue.

   For the fiscal year ended December 31, 1998, EBITDA of $7.0 million decreased $2.7 million, or 28%, compared to the prior calendar year.

Entertainment Group

   Fiscal year 1998 Entertainment Group revenues of $91.0 million increased $12.8 million, or 16%, compared to calendar year 1997. Operating income of $26.2 million increased $7.6 million, or 41%, compared to calendar year 1997 operating income of $18.6 million. Both of these increases were largely attributable to improved performance of Playboy TV.

   For the fiscal year ended December 31, 1998, EBITDA of $51.7 million increased $9.7 million, or 23%, and Adjusted EBITDA of $27.1 million increased $14.7 million, or 119%, compared to the prior calendar year.

   The following discussion focuses on the profit contribution of each Playboy business before Playboy businesses programming expense ("profit contribution").

 Playboy TV

   Revenues of $57.2 million from our domestic pay television service, Playboy TV, were $7.3 million, or 15%, higher for the fiscal year ended December 31, 1998 compared to the calendar year ended December 31, 1997.

   Cable revenues increased $0.9 million, or 5%, for the fiscal year ended December 31, 1998, primarily due to higher retail rates, partially offset by fewer monthly subscribers and some system drops, due in part to the implementation of Section 505 of the Telecommunications Act. At December 31, 1998, Playboy TV was available to approximately 11.7 million cable addressable households, a 1% increase compared to December 31, 1997. See "Business-- Regulation" for more information about Section 505 of the Telecommunications Act.

   DTH revenues increased $6.8 million, or 25%, for the fiscal year ended December 31, 1998. This improvement was primarily due to significant increases in addressable universes for DirecTV and PrimeStar and revenue increases from fiscal year 1998 launches on EchoStar and two Canadian DTH services, ExpressVu and Star Choice. Unlike cable, DTH is unaffected by Section 505. Revenues from the large satellite dish market continued to decline, as expected, due to the maturity of this platform. Playboy TV was available to approximately 9.8 million DTH households at December 31, 1998, an increase of 44% compared to December 31, 1997.

   Revenues from off-network productions and other decreased $0.4 million, or 14%, for the fiscal year ended December 31, 1998, primarily due to higher revenues in the prior year from licensing episodes of our series to Showtime.

   Profit contribution for Playboy TV increased $6.4 million for the fiscal year ended December 31, 1998 compared to the prior calendar year, primarily due to the net increase in revenues previously discussed combined with lower legal fees in the current year related to the Section 505 lawsuit and expenses in the prior year related to a pay-per-view special featuring Farrah Fawcett. Partially offsetting these increases were higher marketing expenses in the current year and the effects in the prior year of favorable music licensing settlements and a large favorable adjustment to bad debt expense.

 Domestic Home Video

   Domestic home video revenues increased $3.2 million, and profit contribution increased $3.0 million for the fiscal year ended December 31, 1998 compared to the prior year. These increases were primarily due to sales of The Eros Collection of movies and higher revenues from the sale of DVDs in the current year.

 International TV and Home Video

   For the fiscal year ended December 31, 1998, revenues from the international business increased $2.1 million and profit contribution from the international business increased $1.6 million, primarily due to higher international network sales and contractual revenues, which were partially offset by lower international home video sales. Variances in quarterly performance are caused in part by revenues and profit contribution from tier sales being recognized depending upon the timing of program delivery, license periods and other factors.

 Playboy Businesses Programming Expense

   For the fiscal year ended December 31, 1998, programming amortization expense associated with the Entertainment Group's Playboy businesses discussed above increased $1.5 million compared to the prior year. The increase was primarily due to higher amortization related to regular programming on the domestic Playboy TV network.

 AdulTVision

   AdulTVision revenues increased $1.4 million, or 31%, for the fiscal year ended December 31, 1998 compared to the prior year. This increase was primarily due to higher revenues from the domestic network, due principally to a significant increase in the addressable universe. At December 31, 1998, the network was available domestically to approximately 9.8 million cable addressable and DTH households, a 66% increase from December 31, 1997. Operating income increased $0.7 million for the fiscal year ended December 31, 1998, primarily due to the increase in revenues, partially offset by higher distribution and contractual marketing costs.

 Movies and Other

   Revenues from movies and other businesses decreased $1.2 million, and operating income from movies and other businesses decreased $1.6 million for the fiscal year ended December 31, 1998, primarily due to a favorable settlement from a distributor of feature films in the prior year. The Entertainment Group's administrative expenses increased $1.1 million for the fiscal year ended December 31, 1998 compared to the prior year largely to support the growth in the Entertainment Group.

Product Marketing Group

   Product Marketing Group revenues of $7.1 million for the fiscal year ended December 31, 1998 decreased $0.8 million, or 10%, compared to the prior calendar year. The current year reflects lower international product licensing royalties, principally from Asia, largely attributable to unfavorable economic conditions. Higher revenues from Special Editions, Ltd. from a barter agreement related to the sale of prints and posters from our art publishing inventory partially offset the decline.

   The Product Marketing Group reported operating income of $0.4 million for the fiscal year ended December 31, 1998, a decrease of $2.5 million, or 87%, compared to the prior calendar year due in part to a $1.4 million settlement of litigation related to BrandsElite. The lower Asian royalties previously discussed also unfavorably impacted the current year. The higher Special Editions, Ltd. revenues were mostly offset by higher associated costs.

   For the fiscal year ended December 31, 1998, EBITDA of $0.5 million decreased $2.6 million, or 83%, compared to the prior calendar year.

Catalog Group

   For the fiscal year ended December 31, 1998, revenues of $74.4 million decreased $1.2 million, or 2%, compared to the prior calendar year due in part to the timing of sales cut-offs resulting in an additional week of sales recorded in the prior year for all of the catalogs. A lower response rate to the fall catalog also reduced the sales volume for the Playboy catalog. Revenues in the current year from the new Spice catalog, containing adult video tapes, which was tested in July 1998 under license from Spice, partially offset these decreases.

   Operating income of $4.1 million for the fiscal year ended December 31, 1998 increased $0.5 million, or 14%, compared to the prior calendar year due to lower expenses, primarily related to overall lower circulation of the catalogs, combined with expenses in the prior year related to the group's move to a new facility.

   For the fiscal year ended December 31, 1998, EBITDA of $4.6 million increased $0.4 million, or 8%, compared to the prior calendar year.

Casino Gaming Group

   On November 13, 1998, we entered into an agreement to sell our 12% equity interest in The Playboy Casino at Hotel des Roses, which will result in a nonoperating gain of approximately $1.5 million in fiscal year 1999. As part of the agreement, the purchaser agreed to make guaranteed minimum payments under the existing licensing agreement for the Rhodes Casino, which began generating revenues when it opened in April 1999.

   We are also continuing to explore additional casino gaming opportunities. For the fiscal year ended December 31, 1998, the Casino Gaming Group incurred an operating loss of $1.1 million compared to an operating loss of $0.6 million for the calendar year ended December 31, 1997. The current year reflected a full year of expenses whereas, in the prior year, expenses incurred during the first six months were capitalized and subsequently written off as "Cumulative effect of change in accounting principle" as provided in SOP 98-5.

   For the fiscal year ended December 31, 1998, EBITDA of $(1.1) million decreased $0.5 million, or 105%, compared to the prior calendar year.

Playboy Online Group

   The Playboy Online Group's results include advertising revenues from Playboy.com, subscription revenues to Playboy Cyber Club and e-commerce revenues.

   For the fiscal year ended December 31, 1998, Playboy Online Group revenues of $7.1 million increased $3.2 million, or 83%, compared to the prior calendar year. This increase was across the board coming from higher e-commerce revenues from CCVideo and CCMusic, online versions of the Critics' Choice Video and Collectors' Choice Music catalogs, higher subscription revenues and higher advertising revenues.

   For the fiscal year ended December 31, 1998, the Playboy Online Group reported an operating loss of $6.5 million compared to an operating loss of $1.2 million in the prior calendar year. The current year included higher planned investments related to the group's continued growth and development.

   For the fiscal year ended December 31, 1998, EBITDA of $(6.5) million decreased $5.3 million, or 465%, compared to the prior calendar year.

Corporate Administration and Promotion

   Corporate Administration and Promotion expense of $24.4 million for the fiscal year ended December 31, 1998 increased $4.7 million, or 24%, compared to the calendar year ended December 31, 1997. This increase was largely due to increased investments in systems technology, including Year 2000 expenses, combined with increased investment spending on corporate marketing and promotion and strategic consulting expenses in the current year.

Six-Month Transition Period ended December 31, 1997 Compared to Six Months ended December 31, 1996

   Our revenues were $149.5 million for the transition period, a 2% increase over revenues of $146.0 million for the six months ended December 31, 1996. This increase was principally due to higher revenues from the Entertainment Group, primarily driven by an increase from Playboy TV.

   We reported operating income of $4.5 million for the transition period compared to $7.7 million for the six months ended December 31, 1996. This decrease was primarily due to lower operating income for the Catalog and Product Marketing Groups combined with an increase in planned investments in the Playboy Online Group.

   For the six-month transition period ended December 31, 1997, EBITDA of $17.6 million decreased $2.2 million, or 11%, and Adjusted EBITDA of $3.2 million decreased $1.1 million, or 26%, compared to the same six-month period in the prior calendar year.

   Net income for the transition period was $1.1 million, resulting in EPS of $0.05 (basic and diluted), compared to net income of $3.9 million, or basic and diluted EPS of $0.19, for the six months ended December 31, 1996. Net income for the transition period included the charge of $1.1 million that resulted from our early adoption of SOP 98-5. Excluding the impact of this $1.1 million cumulative effect of change in accounting principle, net income for the transition period was $2.2 million, or basic and diluted EPS of $0.10.

Publishing Group

   Publishing Group revenues of $66.3 million for the transition period decreased $1.1 million, or 2%, compared to the six months ended December 31, 1996 primarily due to lower revenues from Playboy magazine.

   Playboy magazine revenues decreased $0.9 million, or 2%, for the transition period compared to the prior year six-month period. Circulation revenues decreased $1.4 million, or 4%, compared to the prior year six-month period, primarily due to lower newsstand revenues principally as the result of 9% fewer U.S. and Canadian newsstand copies sold in the transition period. Subscription revenues decreased slightly by 2%. Playboy magazine advertising revenues increased $0.5 million, or 4%, for the transition period, primarily due to 4% more ad pages.

   Revenues from other domestic publishing businesses decreased $0.3 million, or 3%, for the transition period compared to the prior year period due to lower revenues from other businesses. Partially offsetting the decrease were higher revenues from newsstand specials, primarily due to the publication of an additional issue in the transition period combined with the mix of titles sold, offset in part by lower average copies sold per issue in the United States and Canada.

   International publishing revenues increased $0.1 million, or 1%, for the transition period compared to the prior year six-month period.

   Publishing Group operating income increased $0.2 million, or 6%, for the transition period compared to the prior year period. The increase was primarily due to lower manufacturing costs, principally due to lower average paper prices, combined with the higher Playboy magazine advertising revenues. Partially offsetting the above were the lower Playboy magazine newsstand revenues, higher editorial costs and expenses associated with the early termination of an executive contract.

   For the six-month transition period ended December 31, 1997, EBITDA of $4.2 million remained flat compared to the same six-month period in the prior calendar year.

Entertainment Group

   Entertainment Group revenues for the transition period of $37.3 million increased $3.4 million, or 10%, compared to the six months ended December 31, 1996, primarily due to higher revenues from Playboy TV. Operating income of $8.0 million increased $0.3 million, or 4%, from the prior year six-month period.

   For the six-month transition period ended December 31, 1997, EBITDA of $19.4 million increased $1.8 million, or 10%, and Adjusted EBITDA of $5.0 million increased $2.9 million, or 134%, compared to the same six-month period in the prior calendar year.

   The following discussion focuses on the profit contribution of each Playboy business before Playboy businesses programming expense.

 Playboy TV

   For the transition period, Playboy TV revenues of $24.9 million were $2.6 million, or 12%, higher compared to the six months ended December 31, 1996.

   Cable revenues were $0.8 million, or 8%, lower compared to the prior year period, primarily due to the estimated negative effect of the enforcement of
Section 505 combined with a decline in the average number of subscribing households due to some system drops, partially offset by higher retail rates. At December 31, 1997, Playboy TV was available to approximately 11.6 million cable addressable households, a 4% increase compared to December 31, 1996 and a 4% increase compared to June 30, 1997.

   More than offsetting the cable decline were higher DTH revenues, which were $4.1 million, or 41%, higher for the transition period compared to the prior year period primarily due to significant increases in addressable universes for PrimeStar and DirecTV and, beginning in March 1997, the availability of monthly subscriptions through PrimeStar. As expected, revenues from large-dish satellite systems continued to decline. Playboy TV was available to approximately 6.8 million DTH households at December 31, 1997, an increase of 21% compared to December 31, 1996 and an increase of 8% compared to June 30, 1997.

   For the transition period, revenues from off-network productions and other decreased $0.7 million, or 33%, compared to the prior year period, primarily due to licensing to Showtime fewer episodes of Women: Stories of Passion, a series of 30-minute erotic anthologies written, produced and directed by women.

   Profit contribution for Playboy TV increased $2.2 million for the transition period, primarily due to the net increase in revenues.

 Domestic Home Video

   Domestic home video revenues for the transition period decreased $0.6 million, or 16%, compared to the prior year six-month period, primarily due to lower revenues related to our direct-response continuity series combined with overall lower net sales of new releases, partially offset by significant sales in the transition period of Farrah Fawcett: All of Me. Profit contribution decreased $1.0 million, primarily due to the decrease in revenues combined with higher marketing and promotion costs.

 International TV and Home Video

   For the transition period, revenues from the international TV and home video business increased $0.4 million, or 9%, compared to the prior year six-month period. The higher revenues were due to international TV, primarily as the result of higher net revenues from Playboy TV networks and Germany, partially offset by lower revenues from Taiwan. International home video revenues were lower principally due to revenues from South Korea in the prior year period. There were no revenues from South Korea in the transition period primarily due to the poor economic conditions in that country. Profit contribution remained stable as a decline in international home video, due to the lower revenues, was offset by higher profit contribution from international TV, which resulted from the higher revenues, partially offset by higher related costs. Variances in quarterly performance are caused in part by revenues and profit contribution from tier sales being recognized depending upon the timing of program delivery, license periods and other factors.

 Playboy Businesses Programming Expense

   Programming amortization expense associated with the Entertainment Group's Playboy businesses discussed above increased $1.6 million for the transition period compared to the prior year six-month period, primarily related to the higher revenues from international TV, higher production costs of live events on domestic Playboy TV and costs related to the home video featuring Farrah Fawcett. Partially offsetting the above was lower amortization related to the lower revenues from off-network productions.

 AdulTVision

   AdulTVision revenues for the transition period decreased $0.1 million, or 3%, compared to the prior year six-month period, while operating income remained stable. At December 31, 1997, the network was available domestically to approximately 5.9 million cable addressable and DTH households, a 20% increase from December 31, 1996 and an 11% increase from June 30, 1997.

 Movies and Other

   Revenues from movies and other businesses increased $1.1 million and operating income from these businesses increased $1.2 million for the transition period primarily due to a favorable settlement from a distributor of feature films. The Entertainment Group's administrative expenses for the transition period increased $0.6 million compared to the prior year six-month period, largely due to higher overall salary and related expenses, including net higher performance-related variable compensation expense.

Product Marketing Group

   Product Marketing Group revenues of $4.2 million for the transition period decreased $0.1 million, or 2%, compared to the six months ended December 31, 1996, largely due to favorable adjustments in the prior year period for international product licensing royalties. Partially offsetting these lower revenues were higher royalties in the transition period related to increased domestic and international distribution of our line of cigars. Operating income decreased $0.7 million, or 28%, compared to the prior year period, primarily due to the net decrease in revenues combined with higher expenses principally due to bad debt related to licensees in some Asian countries, legal and increased investments in brand marketing.

   For the six-month transition period ended December 31, 1997, EBITDA of $1.7 million decreased $0.7 million, or 28%, compared to the same six-month period in the prior calendar year.

Catalog Group

   Catalog Group revenues of $39.4 million for the transition period increased $0.3 million, or 1%, compared to the six months ended December 31, 1996, due to higher revenues for the Collectors' Choice Music and Critics' Choice Video catalogs, partially offset by lower revenues from the Playboy catalog. For the transition period, all of the catalogs benefited from an extended sales cut-off when we changed our fiscal year end from June 30 to December 31. Sales volume for the Collectors' Choice Music catalog was also slightly higher, primarily due to significantly higher circulation mostly offset by lower revenues from promotions. Critics' Choice Video was favorably impacted by sales in the transition period from the first Big Book available in October 1997, but they were more than offset by lower circulation and lower response rates from prospective customers of the catalog. Revenues from the Playboy catalog were also impacted by lower response rates from prospective customers. We believe lower response rates were due in part to the negative impact of the United Parcel Service strike in August 1997.

   For the transition period, Catalog Group operating income decreased $0.9 million, or 36%, compared to the prior year six-month period. This decline was primarily due to lower operating income from the Critics' Choice Video and Collectors' Choice Music catalogs as the higher revenues were not sufficient to offset higher costs. Additionally, administrative expenses were higher for the group, principally due to higher salary and related expenses.

   For the six-month transition period ended December 31, 1997, EBITDA of $2.1 million decreased $1.0 million, or 34%, compared to the same six-month period in the prior calendar year.

Casino Gaming Group

   Due to our early adoption of SOP 98-5, we expensed $0.6 million during the transition period related to development costs for the Rhodes Casino and other potential casino gaming ventures.

Playboy Online Group

   For the transition period, Playboy Online Group revenues of $2.3 million increased $1.0 million, or 81%, compared to the prior year six-month period. This increase was primarily due to subscription revenues generated from Playboy Cyber Club combined with higher e-commerce revenues.

   For the transition period, the Playboy Online Group reported an operating loss of $0.9 million compared to operating income of $0.1 million in the prior year six-month period. The transition period included higher planned investments related to the group's continued growth and development.

   For the six-month transition period ended December 31, 1997, EBITDA was $(0.9) million compared to $0.1 million in the same six-month period in the prior calendar year.

Corporate Administration and Promotion

   Corporate administration and promotion expense of $9.4 million for the transition period increased $0.5 million, or 6%, compared to the six months ended December 31, 1996, partly due to filling the chief marketing officer position in October 1996 and higher investment spending on corporate marketing, combined with filling the chief financial officer position in May 1997.

Fiscal Year ended June 30, 1997 Compared to Fiscal Year Ended June 30, 1996

   Our revenues were $296.6 million for the fiscal year ended June 30, 1997, a 7% increase over revenues of $276.6 million for the fiscal year ended June 30, 1996. This increase was due to higher revenues from all of our groups, largely the Entertainment Group, primarily driven by an increase in revenues from Playboy TV. Higher revenues from the international publishing business and the Catalog and Playboy Online Groups also contributed meaningfully to the increase in revenues.

   We reported operating income of $15.7 million for the year ended June 30, 1997 compared to $9.5 million for the year ended June 30, 1996. This increase was due to significant growth in operating income of Playboy TV.

   For the fiscal year ended June 30, 1997, EBITDA of $41.6 million increased $6.2 million, or 17%, and Adjusted EBITDA of $10.9 million increased $1.0 million, or 10%, compared to the prior fiscal year.

   Net income for the fiscal year ended June 30, 1997 was $21.4 million, resulting in basic EPS of $1.05 and diluted EPS of $1.03. This compared to net income of $4.3 million, or basic and diluted EPS of $0.21, for the year ended June 30, 1996. Net income for fiscal year 1997 included a federal income tax benefit of $13.5 million related to net operating loss and tax credit carryforwards. Excluding the impact of the $13.5 million federal income tax benefit, net income for the year ended June 30, 1997 was $7.9 million, or basic EPS of $0.39 and diluted EPS of $0.38.

Publishing Group

   Fiscal year 1997 Publishing Group revenues of $135.7 million increased $3.9 million, or 3%, compared to fiscal year 1996, primarily due to higher revenues from international publishing.

   Playboy magazine revenues for fiscal year 1997 were basically flat compared to fiscal year 1996. Circulation revenues decreased $1.4 million, or 2%, due to 10% lower newsstand revenues principally as a result of 13% more U.S. and Canadian newsstand copies sold in fiscal year 1996, when two exceptionally strong-selling issues featuring celebrities were published. Subscription revenues increased 2%, primarily due to an increase in the number of subscriptions served, partially offset by lower revenues from the rental of Playboy's subscriber list. Playboy magazine advertising revenues increased 4% compared to fiscal year 1996 due to higher average net revenue per page, due principally to the mix of pages sold combined with rate increases effective with the January 1997 and 1996 issues, partially offset by 2% fewer ad pages in fiscal year 1997.

   Revenues from other domestic publishing businesses increased $0.5 million, or 3%, for the year ended June 30, 1997 compared to the prior year due to higher revenues from other businesses.

   International publishing revenues increased principally due to higher revenues in fiscal year 1997 related to the purchase of additional equity in March 1996 in VIPress Poland Sp. z o.o., publisher of the Polish edition of Playboy magazine, which resulted in its consolidation.

   For the year ended June 30, 1997, Publishing Group operating income decreased $0.4 million, or 4%, compared to the prior year. The decrease was primarily due to the lower newsstand revenues and higher editorial costs related to the magazine. Partially offsetting the above were the higher Playboy magazine advertising revenues combined with lower manufacturing costs, primarily due to lower average paper prices, which were partially offset by an increase in the magazine's average book size, and higher operating income related to the consolidation of VIPress Poland.

   For the fiscal year ended June 30, 1997, EBITDA of $9.7 million decreased $0.3 million, or 3%, compared to the prior fiscal year.

Entertainment Group

   Fiscal year 1997 Entertainment Group revenues of $74.7 million increased $9.8 million, or 15%, compared to fiscal year 1996. Operating income of $18.2 million increased $9.0 million, almost double fiscal year 1996 operating income of $9.2 million. Both of these increases were primarily attributable to Playboy TV.

   For the fiscal year ended June 30, 1997, EBITDA of $40.3 million increased $9.3 million, or 30%, and Adjusted EBITDA of $9.6 million increased $4.1 million, or 74%, compared to the prior fiscal year.

   The following discussion focuses on the profit contribution of each Playboy business before Playboy businesses programming expense.

 Playboy TV

   For the year ended June 30, 1997, revenues of $47.3 million from Playboy TV were $8.0 million, or 20%, higher compared to the prior year.

   Cable revenues remained stable compared to fiscal year 1996 as a 9% increase in pay-per-view revenues was offset by a 19% decline in monthly subscription revenues, principally due to some system drops, which resulted in a decline in the average number of subscribing households. The increase in pay-per-view revenues was primarily due to higher average buy rates combined with larger favorable adjustments, as reported by cable systems, in fiscal year 1997. At June 30, 1997, Playboy TV was available to approximately 11.2 million cable addressable households, a 1% decrease compared to June 30, 1996.

   DTH revenues were $6.7 million, or 40%, higher for the year ended June 30, 1997 compared to the prior year. The increase was primarily due to higher DirecTV and PrimeStar revenues, principally from significant increases in the addressable universes of these services, slightly offset by lower revenues, as expected, from large-dish satellite systems. Playboy TV was available to approximately 6.3 million DTH households at June 30, 1997, an increase of 29% compared to June 30, 1996.

   For the year ended June 30, 1997, revenues from off-network productions and other increased $1.3 million, or 83%, compared to the prior year, primarily due to licensing more episodes of Women to Showtime.

   Profit contribution for Playboy TV increased $11.4 million compared to fiscal year 1996, primarily due to the significant increase in revenues combined with no royalty expense related to the former distributor of our pay television service in fiscal year 1997. Royalty payments were discontinued on April 30, 1996, when the agreement terminated. Lower marketing costs and bad debt expense combined with favorable music licensing settlements in fiscal year 1997 also contributed to the increase in profit contribution.

 Domestic Home Video

   Domestic home video revenues decreased $0.9 million, or 9%, for the year ended June 30, 1997 compared to the prior year largely due to lower revenues related to our direct-response continuity series, the second of which was launched during fiscal year 1997, combined with lower net sales of new releases, due in part to extraordinary sales of The Best of Pamela Anderson in fiscal year 1996. Partially offsetting the above were higher net revenues from a three-year distribution agreement with Universal Music & Video Distribution, Inc. related to backlist titles. Fiscal year 1997 included revenues related to the third year of the guarantee, which were higher than net revenues in fiscal year 1996 related to the guarantees for the first two years. Profit contribution decreased $0.8 million for the year ended June 30, 1997 compared to the prior year, principally due to the net decrease in revenues combined with the timing of promotion costs.

 International TV and Home Video

   For the year ended June 30, 1997, revenues from the international TV and home video business increased $0.3 million, and profit contribution from these businesses decreased $1.7 million, compared to the prior year. The decline in profit contribution was due to international home video, principally due to lower revenues resulting primarily from the need to slow down shipments in countries where the distribution pipeline was full. Higher international TV revenues in fiscal year 1997, largely from Playboy TV networks, were offset by higher costs. Variances in quarterly performance are caused in part by revenues and profit contribution from tier sales being recognized depending upon the timing of program delivery, license periods and other factors. To allow greater flexibility, we modified how we program our international networks effective with the fourth quarter of fiscal year 1996, the effect of which was not material. This modification results in the revenues from these networks now being recorded on a quarterly basis, which has the effect of smoothing out the fluctuations caused by recording a year's worth of programming sales in one quarter. Previously, we scheduled programming for a full year in the quarter during which the network was launched or an agreement was renewed, and recognized the full year of revenues in that quarter.

 Playboy Businesses Programming Expense

   For the year ended June 30, 1997, programming amortization expense associated with the Entertainment Group's Playboy businesses discussed above remained relatively stable compared to the prior year. Fiscal year 1997 included lower amortization related to the lower international home video revenues and regular programming on the domestic Playboy TV network. Offsetting these decreases were higher amortization related to an increase in the number of live events on domestic Playboy TV combined with costs related to the pay-per-view special event and home video featuring Farrah Fawcett.

 AdulTVision

   AdulTVision revenues increased $2.6 million, or 135%, for the year ended June 30, 1997 compared to the prior year, primarily due to revenues related to the September 1996 launch of a network in Latin America. Higher domestic network revenues from an increase in its addressable universe and higher buys also contributed to the increase. At June 30, 1997, the network was available domestically to approximately 5.3 million cable addressable and DTH households, an 18% increase from June 30, 1996.

   For the year ended June 30, 1997, AdulTVision was profitable, resulting in an increase in operating performance of $1.7 million. The increase was primarily due to the higher revenues, partially offset by higher distribution costs due to the launch in Latin America and an increase in domestic fees in fiscal year 1997 related to transferring to a different transponder.

 Movies and Other

   For the year ended June 30, 1997, revenues and operating income from movies and other businesses both decreased $0.2 million compared to the prior year. The Entertainment Group's administrative expenses increased $1.3 million compared to fiscal year 1996 largely due to higher performance-related variable compensation expense and higher expense related to new business development in fiscal year 1997.

Product Marketing Group

   Product Marketing Group revenues of $8.0 million increased $0.9 million, or 12%, for the year ended June 30, 1997 compared to the prior year. The increase was primarily due to higher international product licensing royalties, principally from Asia, combined with royalties in fiscal year 1997 related to our second line of cigars distributed domestically. Operating income of $3.5 million decreased $0.2 million, or 5%, for the year ended June 30, 1997 compared to the prior year due to higher expenses, principally reflecting increased investments in brand marketing, promotion and product design as well as severance, search fees associated with a new division executive and higher legal expenses.

   For the fiscal year ended June 30, 1997, EBITDA of $3.7 million decreased $0.2 million, or 6%, compared to the prior fiscal year.

Catalog Group

   Catalog Group revenues of $75.4 million increased $3.8 million, or 5%, for the year ended June 30, 1997 compared to the prior year, primarily due to higher sales volume from the Critics' Choice Video and Collectors' Choice Music catalogs, primarily attributable to increased circulation of the catalogs.

   For the year ended June 30, 1997, Catalog Group operating income of $4.6 million decreased $0.6 million, or 11%, compared to the prior year, primarily due to lower-than-anticipated response rates from prospective customers. The increase in revenues plus lower paper prices generally were not sufficient to offset higher related costs, due in part to prospecting. Additionally, administrative expenses were higher for the group, primarily due to higher salary and related expenses combined with expenses in fiscal year 1997 related to the group's move to a new facility. At the end of fiscal year 1997, the catalog operation began moving from its former facility to a larger facility, under terms of a built-to-suit lease, to meet additional space requirements. The new facility is located in the same Chicago suburb.

   For the fiscal year ended June 30, 1997, EBITDA of $5.2 million decreased $0.7 million, or 10%, compared to the prior fiscal year.

Playboy Online Group

   For the year ended June 30, 1997, Playboy Online Group revenues more than doubled to $2.8 million from $1.2 million in the prior year. This increase was primarily due to higher advertising revenues combined with higher e-commerce revenues from the Playboy Store, a version of the Playboy catalog that launched in the spring of 1996.

   For the year ended June 30, 1997, the Playboy Online Group reported an operating loss of $0.1 million compared to operating income of $0.2 million in the prior year. The current year included planned investments largely related to developing Playboy Cyber Club.

   For the fiscal year ended June 30, 1997, EBITDA was $(0.1) million compared to 0.2 million in the prior fiscal year.

Corporate Administration and Promotion

   Corporate administration and promotion expense of $19.2 million for the fiscal year ended June 30, 1997 increased $1.3 million, or 7%, compared to the prior fiscal year, largely due to investment spending on corporate marketing.

Liquidity and Capital Resources

   At December 31, 1998, we had $0.3 million in cash and cash equivalents and $29.8 million in short-term borrowings, compared to $0.9 million in cash and cash equivalents and $10.0 million in short-term borrowings at December 31, 1997. We expect to meet our short- and long-term cash requirements through internally generated funds and our new credit agreement.

   In connection with the Spice Acquisition, we entered into a new credit agreement, dated as of February 26, 1999, for borrowings of up to $150.0 million. The new credit agreement provided financing to (1) acquire all of the outstanding shares of Spice and pay related acquisition costs, (2) repay our existing debt and the existing debt of Spice and (3) fund our future general working capital and investment needs.

   The new credit agreement consists of three components: (1) a $40.0 million revolving credit facility with a $10.0 million letter of credit sublimit, (2) a $35.0 million tranche A term loan and (3) a $75.0 million tranche B term loan. The revolving credit facility and tranche A term loan mature on March 15, 2004. The tranche B term loan matures on March 15, 2006. Loans bear interest at a rate equal to specified index rates plus margins that fluctuate based on our ratio of consolidated debt to consolidated adjusted EBITDA. Our obligations under the new credit agreement are unconditionally guaranteed by each of our existing and subsequently acquired domestic restricted subsidiaries (currently all domestic subsidiaries except Playboy Online, Inc.). The new credit agreement and related guarantees are collateralized by substantially all of our assets and those of our domestic restricted subsidiaries.

   Under the new credit agreement, we must maintain leverage, cash flow, interest coverage and fixed charge coverage ratios. The new credit agreement places limits on other indebtedness, investments, capital expenditures and dividends. The new credit agreement also requires mandatory prepayments with net cash proceeds resulting from excess cash flow, asset sales and the issuance of some debt obligations or equity securities, with some exceptions.

   Net cash used for operating activities was $15.0 million for the fiscal year ended December 31, 1998, primarily due to increases in receivables of $10.7 million and other noncurrent assets of $4.3 million. The increase in receivables was primarily attributable to international TV sales, international networks and off-network productions combined with the timing of cash receipts from the DTH market. Also contributing to the increase in receivables were higher revenues from the December 1998 issue of Playboy magazine featuring Katarina Witt. The increase in other noncurrent assets was primarily due to deferred costs related to the Spice Acquisition. We invested $24.6 million in Playboy-produced and licensed entertainment programming during fiscal year 1998 and expect to invest approximately $37.0 million in this programming in fiscal year 1999.

   Net cash used for investing activities was $6.4 million for fiscal year 1998. Investments in international ventures of $5.2 million primarily related to additional funding for the Playboy TV network in the United Kingdom and the Playboy TV and AdulTVision networks in Latin America. On December 31, 1998, we sold back to duPont the shares of duPont's common stock owned by us. Sale proceeds were $5.0 million, which consisted of $0.5 million in cash and a $4.5 million promissory note, which was paid on January 4, 1999. Capital expenditures for fiscal year 1998 were $1.1 million. We also entered into leases of furniture and equipment totaling $5.3 million, largely attributable to growth in the Playboy Online Group.

   Net cash provided by financing activities was $20.8 million for fiscal year 1998, principally due to a $19.8 million increase in short-term borrowings under our revolving line of credit.

Income Taxes

   At June 30, 1997, we evaluated our net operating loss carryforwards, which we refer to as "NOLs," and other deferred tax assets and liabilities in relation to our recent earnings history and our projected future earnings. This review induced us to reevaluate the realizability of the deferred tax assets in future years and to reduce the valuation allowance balance by $13.5 million. In fiscal year 1998, we realized $0.1 million of the net deferred tax asset recorded at December 31, 1997.

   Based on current tax law, we will need to generate approximately $39.7 million of future taxable income before the expiration of our NOLs for full realization of the $13.9 million net deferred tax asset recorded at December 31, 1998. At December 31, 1998, we had NOLs of $14.2 million for tax purposes, with $11.7 million expiring in 2009 and $2.5 million expiring in 2012.

   We believe that it is more likely than not that we will generate the required amount of taxable income in years after December 31, 1998 and before the expiration of our NOLs to realize the $13.9 million net deferred tax asset at December 31, 1998. Following is a summary of the bases for our belief that a valuation allowance of $15.4 million at December 31, 1998 is adequate, and that it is more likely than not that the net deferred tax asset of $13.9 million will be realized:

  . In establishing the net deferred tax asset, we reviewed the components of our NOLs and determined that they primarily resulted from several nonrecurring events, which were not indicative of our ability to generate future earnings.

  . Several of our operating groups continue to generate meaningful earnings, particularly the Entertainment Group, and our substantial investments in the Entertainment and Playboy Online Groups are anticipated to lead to increased earnings in future years.

  . We have opportunities to accelerate taxable income into the NOL carryforward period. Tax planning strategies would include the capitalization and amortization versus immediate deduction of circulation expenditures, the immediate inclusion versus deferred recognition of prepaid subscription income, the revision of depreciation and amortization methods for tax purposes and the sale-leaseback of property that would generate taxable income in future years.

New Accounting Pronouncement

   We will adopt the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which we refer to as "Statement 133," for financial statements issued for fiscal years beginning after June 15, 1999. Statement 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. We are evaluating the effect that adoption of Statement 133 will have on our financial statements.

Year 2000 Compliance

   In response to the Year 2000 problem, we have identified and are implementing changes to our existing computerized business systems. We are addressing the issue through a combination of modifications to existing programs and conversions to Year 2000 compliant software. In addition, we have communicated with our vendors and other service providers to ensure that their products and business systems are or will be Year 2000 compliant. If modifications and conversions by us and those with which we conduct business are not made in a timely manner, the Year 2000 problem could have a material adverse effect on our business, financial condition and results of operations. All of our major systems have either been identified as Year 2000 compliant, or remediation has been completed to ensure Year 2000 compliance. These major systems include financial applications, and key operating systems for the Entertainment, Catalog and Playboy Online Groups. We are currently evaluating less critical systems, such as desktop applications, with plans for all systems to be in compliance by the third quarter of fiscal year 1999. We are also reviewing our non-information technology systems to determine the extent of any modifications and believe that there will be minimal changes necessary for compliance. Although we are still quantifying the impact, the current estimate of the total costs associated with the required modifications and conversions are expected to be slightly in excess of $1.0 million, of which approximately $0.7 million was expensed in fiscal year 1998. We expense these costs as we incur them.

   We believe that our technology systems will be ready for the year 2000 and, therefore, have not developed a comprehensive contingency plan. High-risk vendors will be examined throughout the year, however, with contingency plans developed on a case-by-case basis where needed. Additionally, we are aware that we may experience other isolated incidences of non-compliance and plan to allocate internal resources and retain dedicated consultants and vendor representatives to be ready to take action if necessary. Although we value our established relationships with key vendors and other service providers, if some vendors are unable to perform on a timely basis due to their own Year 2000 issues, we believe that substitute products or services are available from other vendors. We also recognize that we, like all other businesses, are at risk if other key suppliers in utilities, communications, transportation, banking and government are not ready for the year 2000.

                                    BUSINESS

   Playboy Enterprises, Inc. is a global multi-media entertainment company with one of the most recognized brand names in the world. The flagship of our franchise is Playboy magazine, the world's best-selling men's monthly magazine, recognized for over 45 years for its high-quality editorial material, interviews and pictorial features. Our entertainment business, the largest provider of adult targeted programming in the United States and abroad, generates most of our earnings and cash flow. Our rapidly growing Internet business, which includes one of the Internet's most visited destination sites, generates revenues from advertising, subscription and e-commerce. We have integrated our e-commerce efforts with the fulfillment and merchandising capabilities of our profitable catalog business. We also successfully leverage our strong brand identity via product marketing and casino gaming.

   We operate six business groups: Publishing, Entertainment, Product Marketing, Catalog, Casino Gaming and Playboy Online.

Publishing Group

   The Publishing Group publishes Playboy magazine, other print products that leverage the editorial library and our brand, such as newsstand specials, calendars and books, and licenses or owns international editions of Playboy magazine.

 Playboy Magazine

   Founded by Hugh M. Hefner in 1953, Playboy magazine is the best-selling men's monthly magazine in the world. Worldwide monthly circulation, which includes international editions, is approximately 4.5 million copies. Approximately 3.2 million copies of the U.S. edition are sold monthly. International sales of the U.S. edition of Playboy magazine and 17 international editions extend the magazine's reach to approximately 50 countries worldwide. According to Fall 1998 data published by Mediamark Research, Inc., the U.S. edition of Playboy magazine is read by approximately one in every eight men in the United States aged 18 to 34.

   Playboy magazine is a general-interest magazine targeted to men and offers a balanced variety of features. It has gained a loyal customer base and a reputation for excellence by providing quality entertainment and informative articles on current issues and trends. Each issue of Playboy magazine includes an in-depth, candid interview with a well-known, thought-provoking personality. Over the magazine's 45 year history, exclusive interview subjects have included prominent public figures (such as Martin Luther King, Jr., Jimmy Carter, Fidel Castro, Mike Wallace, Rush Limbaugh and James Carville), business leaders (such as Bill Gates, David Geffen, Tommy Hilfiger and Ted Turner), entertainers (such as Steve Martin, Jerry Seinfeld, David Letterman, Jay Leno, Mel Gibson, Bruce Willis and John Travolta), authors (such as Salman Rushdie, Anne Rice, Ray Bradbury, Alex Haley and James Michener) and sports figures (such as Michael Jordan, Muhammad Ali and Brett Favre). The magazine also regularly publishes the works of leading journalists, authors and other prominent individuals. For example, Playboy magazine has published fiction by Scott Turow, Jay McInerney, John Updike and Margaret Atwood, articles by Michael Crichton, Bill Maher and William F. Buckley, and book adaptations by Tony Horwitz (Middle East correspondent for The Wall Street Journal) and Pulitzer Prize winning author William Kennedy. It has long been known for its graphic excellence and features and publishes the work of top artists and photographers. Playboy magazine also features lifestyle articles on consumer products, fashion, automobiles and consumer electronics and covers the worlds of sports and entertainment. It is also renowned for its pictorials of beautiful women and frequently features celebrities on its cover and in exclusive pictorials (among them Farrah Fawcett, Pamela Anderson, Elle Macpherson, Jenny McCarthy, Cindy Crawford, Sharon Stone, Madonna and Katarina Witt).

   According to Audit Bureau of Circulations, which we refer to as "ABC," Playboy magazine's circulation rate base at December 31, 1998 was larger than each of Newsweek and Cosmopolitan, and also greater than the combined circulation rate bases of Rolling Stone, Esquire and GQ, which have substantial adult male audiences. Playboy magazine's rate base compares to that of other selected publications as noted in the following table:

      Selected U.S. Consumer Publications              Rate Base (1) Ranking (2)
      -----------------------------------              ------------- -----------
      Reader's Digest.................................     15.00           1
      TV Guide........................................     11.80           2
      National Geographic.............................      8.50           3
      Time............................................      4.00          10
      People..........................................      3.25          11
      Playboy.........................................      3.15          12
      Sports Illustrated..............................      3.15          12
      Newsweek........................................      3.10          14
      Cosmopolitan....................................      2.30          18
      Rolling Stone...................................      1.25          46
      Business Week...................................      0.88          85
      Esquire.........................................      0.65         109
      GQ..............................................      0.65         109

--------
(1) Represents rate base at December 31, 1998 (in millions) as reported by ABC.
(2) Based on rate base at December 31, 1998 as reported by ABC.

   Effective with the January 1996 issue, we reduced the rate base 7% from 3.40 million to 3.15 million to enable us to manage circulation more profitably, while maintaining the magazine's circulation leadership as the best-selling men's monthly magazine. We anticipate a further reduction in the rate base to reflect the growing inefficiencies and costs of maintaining a high-quality, large circulation, single title publishing operation in an environment of decreasing results from sweepstakes marketing efforts and consolidation among magazine wholesalers and distributors.

   Playboy magazine has historically generated over two-thirds of its revenues from subscription and newsstand circulation, with the remainder primarily from advertising. Subscription copies as a percentage of total copies sold were approximately 80% for fiscal year 1998. We believe that managing Playboy's circulation to be primarily subscription driven, like most major magazines, provides a stable and desirable circulation base, which is also attractive to advertisers. According to the Mediamark Research, Inc. data previously mentioned, the median age of male Playboy readers is 32, with a median annual household income of approximately $43,000. We also derive meaningful income from the rental of Playboy magazine's subscriber list, which consists of the subscriber's name, address and other information.

   The price of a one-year subscription to Playboy ranges from $14.98 to $29.88, depending on the source of the subscription and the length of time that the subscription has been held. We regularly test a variety of subscription pricing strategies. We attract new subscribers to the magazine through our own direct mail advertising campaigns, subscription agent campaigns and the Internet. Playboy magazine has one of the highest cover prices for magazines in the United States. The basic U.S. newsstand cover price has been $4.95 ($5.95 for holiday issues) since fiscal year 1993.

   Playboy magazine targets a wide range of advertisers. We continue to focus on new advertising, such as fashion, fragrance and consumer electronics. Advertising by category for the fiscal year ended December 31, 1998, as a percentage of total ad pages, was as follows:

                                                               Fiscal Year Ended
      Advertising Category                                         12/31/98
      --------------------                                     -----------------
      Tobacco.................................................         25%
      Retail/Direct Mail......................................         23
      Beer/Wine/Liquor........................................         22
      Home Electronics........................................          6
      Toiletries/Cosmetics....................................          6
      Jewelry/Optical/Photo...................................          5
      Drugs/Remedies..........................................          4
      Entertainment...........................................          3
      Automotives.............................................          2
      Apparel/Footwear/Accessories............................          2
      All Other...............................................          2
                                                                      ---
                                                                      100%
                                                                      ===

   Playboy magazine includes approximately 550-600 advertising pages per year. We implemented a 7% cost per thousand, which we refer to as "CPM," increase in advertising rates effective with the January 1999 issue and a 6% CPM increase in advertising rates effective with the January 1998 issue. We publish the U.S. edition of Playboy magazine in 15 advertising editions: one upper income zip-coded, eight regional, two state and four metro. All contain the same editorial material but provide targeting opportunities for advertisers.

   The Playboy Jazz Festival provides advertisers with sponsorship and advertising opportunities through the music festival at the Hollywood Bowl, the published Jazz Festival program, free community concerts and a national public radio broadcast. We have produced this music event on an annual basis in Los Angeles at the Hollywood Bowl since 1979.

   Magazine publishing companies face intense competition for both readers and advertising. Magazines primarily aimed at men are Playboy magazine's principal competitors. In addition, other types of media that carry advertising, such as newspapers, radio, television and Internet sites, compete for advertising revenues with Playboy magazine.

 Other Domestic Publishing

   The Publishing Group has also created media extensions, taking advantage of Playboy magazine's reputation for quality and its libraries of art, photography and editorial text. These products include newsstand specials and calendars, which are primarily sold in newsstand outlets and use both original photographs and photographs from our library. The group published 23 newsstand specials in fiscal year 1998. The group expects to publish 24 newsstand specials in fiscal year 1999. The last increase in the newsstand cover price (to $6.95) for newsstand specials was implemented in fiscal year 1996. We also generate revenues from the publication of books that leverage our brand and franchise.

 International Publishing

   We license the right to publish 17 international editions of Playboy magazine in the following countries: Australia, Brazil, Croatia, the Czech Republic, France, Germany, Greece, Italy, Japan, Netherlands, Norway, Poland, Russia, Slovakia, Spain, Sweden and Taiwan. Our equity interest in the Polish edition was increased from 45% to a majority interest in March 1996 and its results are consolidated in our financial statements accordingly. Combined average monthly circulation of the international editions is approximately 1.3 million copies.

   Local publishing licensees tailor their international editions by mixing the work of their national writers and artists with editorial and pictorial material from the U.S. edition. We monitor the content of the international editions so that they retain the distinctive style, look and quality of the U.S. edition, while meeting the needs of their respective markets. The terms of the license agreements for Playboy magazine's international editions vary, but in general are for terms of three or five years and carry a guaranteed minimum royalty as well as a formula for computing earned royalties in excess of the minimum. Royalty computations are generally based on both circulation and advertising revenues. In fiscal year 1998, the Brazilian and German editions accounted for approximately 55% of the total licensing revenues from international editions.

Entertainment Group

   The Entertainment Group operates three branded domestic pay television networks, Playboy TV, Spice and Spice 2, the leading adult networks. In addition, this group owns branded networks overseas and a worldwide home video business.

 Domestic Television Networks

   We own four of the five established adult entertainment networks. We plan to consolidate these four networks into three.

 Playboy TV

   Playboy TV airs a variety of Playboy-branded programming, including feature films, magazine-format shows, dramatic series, documentaries, live events, anthology series and celebrity and Playmate features. Playboy TV targets couples and male audiences. When we introduced Playboy TV in 1982, it was available only through monthly subscriptions. In December 1989, we began to focus on the then-emerging pay-per-view market by promoting the pay-per-view option in addition to the monthly subscription option. Pay-per-view television enables a subscriber with an addressable set-top decoder or satellite receiver to purchase a block of programming, an individual movie or an event for a set fee. Pay-per-view also permits customers to purchase only as much of our programming as they wish and only when they desire to watch the programming in addition to enabling customers to control the viewing of the programming within their households. Pay-per-view programming can be delivered through any number of delivery methods, including: cable television, DTH satellite, wireless cable systems and new technologies.

   Cable. We expanded Playboy TV from a 10-hour per night schedule to 24-hour availability in May 1994. This change enabled us to increase revenues through maximum utilization of our transponder on Hughes Communications' Galaxy V satellite by offering more buying opportunities to the consumer. At December 31, 1998, Playboy TV was available to approximately 11.7 million cable addressable households.

   The following table illustrates information regarding Playboy TV and cable households in general (in thousands):

                                                                 Total Playboy
                                                 Total Cable        TV Cable
                                Total Cable      Addressable      Addressable
                               Households (a) Households (a) (b) Households (c)
                               -------------- ------------------ --------------
     June 30, 1996............     62,850           26,400           11,300
     June 30, 1997............     64,000           29,350           11,200
     December 31, 1997........     64,500           30,700           11,600
     December 31, 1998........     65,900           33,200           11,700
     Compound Annual Growth
       Rate (June 30, 1996-
        December 31, 1998)....       1.9%             9.6%             1.4%

--------
(a) Source: Information reported by Kagan for December 31 of each respective year. We estimated June 30 numbers based on the December 31 information. Kagan projects approximately 1% average annual increases in total cable addressable households through calendar year 2001 and 6% average annual increases in total cable addressable households through calendar year 2001.
(b) Represents the approximate number of cable addressable households to which pay-per-view was available as of the end of the period.
(c) Represents the approximate number of cable addressable households to which Playboy TV was available as of the end of the period.

   Most cable service in the United States is distributed through large MSOs. At December 31, 1998, we had arrangements with 19 of the nation's 20 largest MSOs. These 19 MSOs, through affiliated cable systems, which we refer to as "Cable Affiliates," controlled access to approximately 55.9 million, or 85%, of the 65.9 million total cable households. Adult entertainment provides a significant portion of the MSOs' pay-per-view revenue. Kagan estimated that adult programming constituted 18% of the U.S. pay-per-view market in 1998.

   Once arrangements are made with an MSO, we are able to negotiate channel space for Playboy TV with the Cable Affiliates controlled by that MSO. Acceptance by Cable Affiliates provides the basis for expanding our access to individual cable households. Four of these 19 MSOs served approximately 9.6 million, or 82%, of the approximately 11.7 million cable addressable households to which Playboy TV was available at December 31, 1998. Consistent with industry practice, our agreements with Cable Affiliates are generally cancelable upon 60 or 90 days' notice by either party.

   The performance of Playboy TV in individual cable systems varies based principally on the pay-per-view ordering technology and the quantity and quality of marketing done by the Cable Affiliates. Individual Cable Affiliates determine the retail price of the pay-per-view service and prices average approximately $5.70 for a block of Playboy TV programming. Individual Cable Affiliates also determine the retail price of the monthly subscription service, where prices average approximately $9.35, largely dependent on the number of premium services to which a household subscribes.

   Growth in the pay-per-view market is expected to result in part from cable system upgrades, utilizing fiber-optic, compression technologies or other bandwidth expansion methods that provide cable operators with additional channel capacity. When implemented, compression technology will dramatically increase channel capacity on those systems where it is employed. Industry analysts expect a large percentage of this additional channel capacity to be dedicated to pay-per-view programming. The timing and extent of these developments and their impact on us cannot yet be determined.

   Competition among providers of cable services for channel space and viewer spending is intense. We compete in this segment of our business primarily on the basis of our brand name and our original unique quality programming. Playboy TV's competition varies in the type and quality of programming offered. We believe that a majority of our current fee arrangements with our Cable Affiliates with respect to Playboy TV are generally less favorable to us as a service provider than fee arrangements offered by general interest movie service competitors, like HBO. We believe that strong Playboy brand recognition, the quality of our programming and our resulting ability to appeal more effectively to a broader range of adult audiences are critical factors which will continue to differentiate Playboy TV from our competitors. With the Spice Acquisition, we expect that the overall package we offer to cable operators will be more attractive to them, thereby strengthening our performance in the cable industry.

   DTH. In addition to cable, we provide Playboy TV via encrypted signal, on both a pay-per-view and monthly subscription basis, to home satellite dish viewers. The DTH market, which is not impacted by Section 505, is the fastest-growing segment of Playboy TV, with DTH revenues exceeding cable revenues beginning in fiscal year 1997. Playboy TV was available on a pay-per-view and/or monthly subscription basis on every major North American DBS service and, therefore, accessible to all DBS subscribers. The growth in DTH households has been rapid as shown below (in thousands):

                                             June 30, June 30, Dec. 31, Dec. 31,
                                               1996     1997     1997     1998
                                             -------- -------- -------- --------
      DTH Households........................  4,900    6,300    6,800    9,800

   Playboy TV was one of the first networks to be launched on DirecTV, the first commercial DBS service. This service provides exceptional improvements in program delivery and consumer interface to households equipped with digital satellite system receiving units, consisting of an 18-inch satellite antenna, a digital receiver box and a remote control. Playboy TV was added to a second DBS service, PrimeStar, and is available on both DirecTV and PrimeStar 24 hours a day on a pay-per-view as well as a subscription basis. Playboy TV is now also available on EchoStar in the United States, and on ExpressVu and Star Choice in Canada, making it the only adult service to be available on all five DBS services in the United States and Canada. The significant growth in the DBS market has provided us with an expanded customer base via a digital transmission which has historically produced higher buy rates than analog cable markets.

 AdulTVision

   In July 1995, we launched a second pay television network, AdulTVision, as a flanker network to Playboy TV. AdulTVision is principally offered on a pay-per-view basis and is sold primarily in combination with Playboy TV through cable operators and to the DTH market. At December 31, 1998, the network was available domestically to approximately 9.8 million cable addressable and DTH households, a 66% increase from December 31, 1997.

 Spice

   Unlike Playboy TV, which positions itself in the marketplace as a network with diverse programming offerings, the Spice network offers only movies on a pay-per-view basis. Our Spice brand identity will focus on the star power of the performers in Spice films. Spice 2 will also be primarily a movie service, featuring a schedule of films different from those offered in Spice. Spice 2 films will have a staggered start time in comparison to Spice, which will afford consumers increased flexibility and choice. We believe that the operation of two Spice-branded networks will increase our pay-per-view buy rates beyond what we could achieve through a single Spice-branded network. As of December 31, 1998, Spice was available to approximately 10.9 million cable addressable households, roughly equal to Playboy TV.

 International TV and Home Video

   Internationally, Playboy-branded programming is available in approximately 150 countries and territories, either on a tier or program-by-program basis or, in the United Kingdom, Japan, Iberia and approximately 45 Latin America countries and territories, through a local Playboy TV network in which we own an equity interest and from which we receive fees for programming and the use of the Playboy brand name.

   We market and license our programming to foreign broadcasters and pay television services. The licensees typically customize, dub or subtitle the programming to meet the needs of individual markets. In countries that can support a Playboy programming tier, we have expanded our relationships with foreign broadcasters by entering into exclusive multi-year, multi-product output agreements with international pay television distributors. These agreements enable us to have an ongoing branded presence in international markets and generate higher and more consistent revenues than selling programs on a show-by-show basis.

   In March 1997, we announced that we will launch a Playboy TV network in South Korea through a partnership with Daewoo Corporation. The launch has been delayed, however, due to the poor economic conditions in that country.

   A Playboy TV network and an international AdulTVision network were launched in Latin America in the fall of 1996 through a venture with an affiliate of Cisneros. We hold a 19% interest in the venture, with an option to acquire up to 49.9% of all equity interests. We also receive licensing fees for our programming and royalty payments for use of our brand name. The two Latin American networks are available on cable as well as Galaxy Latin America, a DTH service majority-owned by Hughes Electronics, which owns DirecTV in the United States. Our partnership with Cisneros has been expanded to encompass a Playboy TV network in Iberia, which launched in fiscal year 1998, with plans for a Playboy TV network in Germany and Scandinavia to launch in fiscal year 1999.

   Another international Playboy TV network, in which we own less than a 20% interest, was launched in Japan in partnership with Tohokushinsha Film Corp. Under the terms of a long-term program supply agreement, we will provide 700 hours of programming over the first five years of the venture and receive a royalty for use of our brand name. During fiscal year 1997, the venture was granted a license to distribute to the DTH market in Japan.

   We launched an international Playboy TV network in the United Kingdom in fiscal year 1995 in a joint-venture agreement with Flextech plc and British Sky Broadcasting Ltd., which we refer to as "BSkyB." We own 19% of the network, with an option to acquire an additional 10% equity interest, and receive license fees for programming and the use of the Playboy brand name. The Home Video Channel Ltd., which we refer to as "HVC," a wholly-owned subsidiary of Spice, acquired the other 81% interest in the network in the United Kingdom formerly held by Flextech and BSkyB. The economies of scale that the Spice Acquisition offers, combined with the ability to market attractive options to consumers, should improve our growth and profit potential in the United Kingdom.

   Spice International is responsible for expanding the global distribution of Spice's adult television networks and programming. In Europe, Spice International owns and distributes two networks, The Adult Channel and The Home Video Channel, through HVC. Spice also distributes the Spice networks throughout Latin America and Spice programming in Japan.

   The Adult Channel is a satellite delivered subscription service originating from the United Kingdom that features cable version adult movies and related programming similar to those exhibited on the Spice network. The Adult Channel, which is broadcast four hours a day commencing at midnight, is available to approximately two million cable households and approximately four million DTH households in the United Kingdom. The Adult Channel is also available to DTH households in more than 40 countries in Europe. HVC also operates a cable exclusive movie service, featuring action and thriller movies, called The Home Video Channel. The Home Video Channel is offered during the evening hours and is programmed during the pre-midnight hours to segue into The Adult Channel. The two services are offered to cable operators as a seamless 8:00 P.M. to 4:00 A.M. programming service at a package price.

   As our international networks grow, the ventures intend to produce programming specifically targeted to the local markets to maximize the appeal of Playboy TV among our new customers. For example, the U.S. popularity of Night Calls, our live call-in talk show, prompted the creation of Night Calls U.K. in fiscal year 1997.

   In December 1998, we announced an agreement to create Playboy TV International to facilitate a more rapid expansion of Playboy TV and Spice into international markets. As part of the agreement, the joint venture will obtain all our interests in existing international Playboy and Spice networks. See "Prospectus Summary--Recent Developments--Playboy TV International, LLC" for further information about this joint venture.

   We also distribute, through separate distribution agreements, our U.S. home video products to approximately 60 countries and territories in North and South America, Europe, Australia, Asia and Africa. These products are based on the videos produced for the U.S. market, with dubbing or subtitling into the local language where necessary.

 Domestic Home Video

   We also distribute our original programming domestically via videocassettes, laserdiscs and DVDs that are sold in video stores, music and other retail outlets, our Internet sites and through direct mail, including two of our catalogs. Playboy Home Video is one of the largest-selling brands of non-theatrically released, special-interest videos in the United States. Playboy Home Video has been named one of Billboard magazine's "Top Video Sales Labels" for each calendar year since 1994. The format of Playboy Home Video is consistent with the style, quality and focus of Playboy magazine. We also release home video titles under The Eros Collection label.

   We plan to release 15 Playboy Home Video titles in fiscal year 1999. In fiscal year 1998, we released 16 new Playboy Home Video titles, 14 of which had entered the top 15 on the Sales Chart by the end of fiscal year 1998. Recent top video titles include Farrah Fawcett: All of Me, The Best of Anna Nicole Smith and The Best of Jenny McCarthy, each of which reached the number one or two spot on Billboard magazine's weekly Top Video Sales Chart.

   In addition to retail sales, we also sell our videos through direct-marketing channels, including Playboy magazine, the Playboy catalog, the Critics' Choice Video catalog and our Internet sites. We have also entered into various direct marketing alliances for the sale of our continuity series, which entails selling a series of videos through direct mail efforts. Each month the customer receives a new video of a Playmate. In fiscal year 1997, we introduced a second continuity series featuring new products with Sony Music Direct. Through the Sony agreement, we sell monthly centerfold videos to existing and new customers. As of June 1997, Sony Music Direct also took over from Time Life Inc., the marketing and distribution of the first continuity series, which represents the core retail product line to new direct response customers.

 Programming

   The Entertainment Group develops, produces and distributes programming for domestic Playboy TV, other domestic pay television, domestic home video and international television and home video markets. The group's productions include feature films, magazine-format shows, dramatic series, documentaries, live events, anthology series and celebrity and Playmate features. These programs can be easily adapted for use on the Playboy TV network in the United States and abroad and as home video and DVD product, allowing us to spread our relatively fixed programming costs over multiple product lines. It features stylized eroticism in a variety of entertaining formats for men and women, with an emphasis on programming for couples. The programming does not contain depictions of explicit sex or scenes that link sexuality with violence, and is consistent with the level of taste and quality established by Playboy magazine.

   We invest in Playboy-style, original quality programming to support our expanding businesses. We invested $24.6 million in entertainment programming in fiscal year 1998 resulting in the production of 136 hours of original programming. At December 31, 1998, our library of exclusive, primarily Playboy-branded original programming totaled approximately 1,300 hours. In fiscal year 1999, we expect to invest approximately $37.0 million in Playboy-produced and licensed programming, which would result in the production of approximately 180 hours of original programming.

   We release feature films costing in the $1 million to $2 million range under the Playboy Films label. These films are generally completed under co-production and distribution agreements with, among others, the Motion Picture Corporation of America, which we refer to as "MPCA." In fiscal year 1997, we signed a co-production agreement with Zalman King Entertainment, Inc., which we refer to as "Zalman King," under which three feature films have been produced and released to date. We also have deals with two smaller production companies, Royal Oaks Entertainment, Inc. and MRG Entertainment, Inc., which we refer to as "MRG." All of the Playboy Films have also aired or will air on domestic Playboy TV. In addition, we distribute Playboy Films in the domestic home video market. We created and market The Eros Collection, a line of small-budget, non-Playboy-branded movies released worldwide through television and home video.

   Our series air on domestic and international Playboy TV networks and are marketed to distributors internationally. Additionally, some episodes have been released as Playboy Home Video titles and/or have been licensed to other networks. For example, we have licensed 39 episodes of the Women series to Showtime. In addition, we and Zalman King have co-produced 18 new episodes of the popular cable television series Red Shoe Diaries, all of which have been completed and released. We also have an agreement with MRG related to Beverly Hills Bordello, a new series of 30-minute erotic anthologies. The series consists of 27 episodes, of which we have only international distribution rights for the first 13 episodes. The last 14 episodes were licensed by us to Showtime in fiscal year 1998, are being distributed in the international TV market and will air on Playboy TV.

   Seeking to leverage our production experience, we created Alta Loma Entertainment, Inc. in fiscal year 1998 to produce non-Playboy branded programming for broadcast by other networks. The first series is currently in production. HBO has exercised its option for an additional 13 episodes, bringing the initial year's production total to 26 thirty minute programs.

   Spice licenses adult movies from the leading producers of adult movies both in the United States and abroad, acquiring exclusive television rights. Spice has an extensive library of adult movies with worldwide rights in perpetuity in more than 450 titles and more limited rights in more than 250 titles for limited periods of time.

Product Marketing Group

   The Product Marketing Group licenses domestically and internationally the Playboy name, Rabbit Head Design and other trademarks and artwork we own for the manufacture, sale and distribution of a variety of consumer products.

   The Product Marketing Group works with licensees to develop, market and distribute high-quality, branded merchandise. Our licensed product lines include men's and women's clothing, accessories, watches, jewelry, fragrances, small leather goods, stationery, eyewear and home fashions. Products are marketed globally, primarily through retail outlets, including department and specialty stores.

   We launched two cigar lines in fiscal year 1997, Playboy by Don Diego and the limited-edition LeRoy Neiman Selection. In fiscal year 1998, we launched a new product of tubed individual cigars. These cigars are manufactured by Consolidated Cigar Corporation and distributed through wine and spirit channels to nightclubs, cocktail lounges, country clubs and restaurants, for on-site sale.

   We maintain control of the design and quality specifications of our licensed products to ensure that products are consistent with the quality of our image. To project a consistent image for Playboy-branded products throughout the world, a global advertising campaign and brand strategy was created to integrate all of the marketing efforts of the product licensees and to control the brand more effectively. To capitalize on our international name recognition, we continue to increase our international product marketing activities, targeting growth for our licensing business in South America and Europe as well as supporting and expanding its significant presence throughout Asia.

   We also license art-related products from our extensive collection of artwork, many of which were commissioned as illustrations for Playboy magazine and for use in our other businesses. These include posters, limited-edition prints, art watches, art ties and collectibles.

   In general, royalties are based on a fixed or variable percentage of the licensee's total net sales, in many cases against a guaranteed minimum. During fiscal year 1998, approximately 65% of the royalties earned from licensing our trademarks were derived from licensees in Asia, 25% from the United States and 10% from Europe.

   To protect the success and potential future growth of our product marketing and other businesses, we actively defend our trademarks throughout the world and monitor the marketplace for counterfeit products.

Catalog Group

   Our Catalog Group markets products directly through the Critics' Choice Video catalog, including The Big Book of Movies, which we refer to as the "Big Book," the Collectors' Choice Music catalog, the Playboy catalog and the recently launched Spice catalog. This group also supports our e-commerce efforts through merchandising, order fulfillment and customer service.

   The Critics' Choice Video catalog, one of the largest-circulation catalogs of classic, popular and hard-to-find movies, is published quarterly and features approximately 2,000 of the 22,000 in-stock movies from all of the major film studios. The catalog has expanded through alternative distribution methods such as package inserts, solo mailings and ads in specialty publications. In October 1997, Critics' Choice Video launched the first Big Book, a 324-page, perfect-bound oversize catalog featuring 10,000 videos, of which over 2,000 were offered at a 25% discount. Sales from this catalog exceeded expectations, which resulted in a second printing in early fiscal year 1998. In October 1998, the second Big Book, containing 372 pages, was released and is also performing strongly. Planning is in progress for the Big Book for the year 2000, which will contain over 400 pages and has a projected circulation of one million. This edition is scheduled for release in September 1999.

   The Collectors' Choice Music catalog currently contains more than 2,000 titles from a selection of over 8,000 titles available in stock. It carries titles from all music genres on CDs and cassettes and is a leading music catalog of imports and hard-to-find reissues. The Collectors' Choice Music catalog is published three times annually. To maximize profitability and better serve our customers, we plan to continue to lower circulation of the catalog for fiscal year 1999 due to a reduction in prospecting, while increasing the size of the catalog from 100 pages to 124 pages.

   We continue to release exclusive titles produced under the Critics' Choice Video and Collectors' Choice Music labels. As a result, in fiscal year 1998, approximately 20 new exclusive titles were released through the Critics' Choice Video and approximately 55 were released through the Collectors' Choice Music catalogs. Both catalogs plan to continue to expand their exclusive offerings in fiscal year 1999.

   Playboy catalog products include Playboy-branded fashions, cigars and gifts, Playboy Home Video titles, Playboy collectibles, such as calendars, back issues of Playboy magazine and newsstand specials, and CD-ROM products. The Playboy catalog is published three times annually. Beginning in fiscal year 1999, the Playboy catalog will focus on offering more Playboy-branded and licensed product offerings that appeal to 18-34 year old customers. The catalog, with a new contemporary look, will be designed to showcase new upscale lines.

   In July 1998, we tested the Spice catalog under license from Spice. Due to the success of the test, the catalog will be published three times annually, and currently features 88 pages. The Spice catalog primarily offers over 1,700 videos in the adult category. The first mailing was approximately one million, with resulting sales meeting expectations. Significant financial and circulation growth of the Spice catalog is planned for fiscal year 1999.

   Paper is the principal raw material used in publishing our catalogs. The market for paper has historically been cyclical, resulting in volatility in paper prices. The Catalog Group will be adversely affected by a postal rate increase of approximately 7%, which became effective January 1999. In response to changes in paper and postage prices, we continue to evaluate different grades of paper and review circulation plans to operate the business most cost-effectively.

   In the summer of 1997, the catalog operations moved to a larger facility to meet additional space requirements. This constituted the group's second expansion in five years. The leased facility features an automated inventory management system and houses the group's merchandising, marketing, circulation, customer service and order fulfillment divisions. We are initially occupying 106,000 square feet of space and have an option to lease an additional 23,000 square feet commencing in December 2002. In fiscal year 1999, we expect to provide order fulfillment services for others to utilize excess capacity.

   The catalog business competes with other catalogs and distributors and retail outlets selling similar merchandise, including Internet sites. To stem the natural decline in the print catalog business, we are focusing on expanding our e-commerce offerings in concert with Playboy Online Group. In fiscal year 1997, we purchased from the trustee in bankruptcy selected assets of the Time Warner Viewer's Edge videocassette catalog.

Casino Gaming Group

   Beginning in April 1999, with the opening of The Playboy Casino at Hotel des Roses on the Greek island of Rhodes, we began generating licensing revenues from our casino gaming business. We reentered this business to further leverage our brand image. We are currently exploring other location-based entertainment opportunities anchored by casinos around the world. We expect to obtain licensing fees and/or management fees for operating these establishments, and will consider taking minority equity positions.

Playboy Online Group

   The Playboy Online Group operates Playboy.com, our network of sites on the Internet, a pay site called Playboy Cyber Club and online versions of our catalogs, Critics' Choice Video, Collectors' Choice Music and Playboy.

   Beginning with the quarter ended March 31, 1998, Playboy Online Group results, which were previously reported in the Publishing and Catalog Groups, are reported as a separate operating group. The group generates revenues from advertising, subscription and e-commerce.

   We were one of the first national magazines to launch a free site on the Internet in fiscal year 1995 at www.playboy.com. Playboy.com is one of the Internet's most visited destination sites, averaging over 74 million monthly page impressions served during February 1999, according to audited information from Audit Bureau of Verification Services, Inc. A "page impression" is recorded each time an Internet page is seen by a user, regardless of the number of files contained on the page. According to estimated information from Media Metrix, approximately 1.2 million unique visitors accessed Playboy.com in December 1998. "Unique visitors" represent the estimated number of different individuals within a designated demographic that access a site among the total number of projected individuals using the Internet during the month.

   Taking full advantage of the technological capabilities of the medium, Playboy.com features over 3,000 pages containing popular editorial features from Playboy magazine, such as excerpts of Playboy Interviews, articles and Playboy Advisor columns, and selected photos from Playmate pictorials. One of Playboy.com's many new content areas is Pop, which covers arts and entertainment, books, movies and music. Along with standing features and dispatches from correspondents, e-commerce opportunities are woven throughout Pop and the other content areas. Two of the most popular real-time events offered in fiscal year 1998 were online chats with supermodel Cindy Crawford and Olympic gold medal figure skater Katarina Witt, which coincided with the women's cover pictorials in Playboy magazine. The site, which also offers a Spanish translation, promotes Playboy TV's monthly programming schedule and sells Playboy magazine subscriptions. We plan to continue to increase the original content on Playboy.com, including through alliances.

   We began generating revenues from the sale of advertising on Playboy.com in fiscal year 1996. Playboy.com's advertising base is distinct from that of Playboy magazine, as it is anchored by Internet-related advertisers from the technology, telecommunications and entertainment industries. We plan to more aggressively cross-promote the magazine and Playboy.com and package advertising opportunities on both. We continue to add new advertisers to the site. Advertising on Playboy.com is priced on a CPM basis determined by page impressions and is primarily sold by us. In fiscal year 1998, advertising revenues increased over 20% compared to the twelve months ended December 31, 1997. We expect to see continued growth in advertising revenues in fiscal year 1999.

   The group has an e-commerce business from online versions of the Playboy, Critics' Choice Video and Collectors' Choice Music catalogs. In April 1996, an online version of the Playboy catalog, called the Playboy Store, was launched and can be accessed at www.playboystore.com. The Playboy Store offers the same products as the print version of the Playboy catalog, but features a wider selection of items. The Playboy Store was redesigned in fiscal year 1998 to make it more visually appealing and to provide the customer with easier access to different departments within the store, which features almost 1,000 items. Fiscal year 1999 plans include adding "Express Click" ordering, which will allow the customer to place an order with just one click, and significantly expanding the branded product offering from our licensees.

   Based on the performance of the Playboy Store and consumer interest in purchasing music and videos online, CCMusic, an online version of the Collectors' Choice Music catalog, was launched in the summer of 1997 at www.ccmusic.com. CCMusic offers titles in every musical genre, including exclusive releases and titles not found on any other Internet site. Encouraged by our success in fiscal year 1998, we invested in a database late in fiscal year 1998 that added over 200,000 selections to the CCMusic site, bringing the total to approximately 250,000. The site also underwent a complete redesign late in fiscal year 1998, adding new features on the home page, such as highlighted new releases, imports, exclusives and artists.

   CCVideo, an online version of the Critics' Choice Video catalog, was launched in the fall of 1997 at www.ccvideo.com. CCVideo offers a database of over 50,000 videos, with over 22,000 in stock for immediate shipment, including many not easily found in local retail outlets or other Internet sites. Improvements to the site for fiscal year 1999 include adding new content from publisher Video Hound, implementing "Express Click" ordering capability and other customer service upgrades, as well as installing customer profiling and preference software. CCVideo also operates the Sundance Channel Filmstore at www.sundancefilmstore.com in partnership with New Video and the Sundance Channel, which offers an array of independent films screened annually at the Sundance Film Festival.

   An online version of the Spice catalog is scheduled to launch in fiscal year 1999 and will feature over 2,000 late night video products, lingerie and sensuous life products.

   We have commission or bounty arrangements with third parties, including Amazon.com, K-Tel International, Inc. and Mindspring Enterprises, Inc. We are considering additional marketing alliances with other sites to increase our e-commerce revenues.

   We launched a pay site on the Internet in July 1997 at www.cyber.playboy.com. with content that is distinct from, and significantly greater in scope than, that found on Playboy.com. Playboy Cyber Club, which is currently offered on a subscription basis for $60 per year, had almost 30,000 subscribers as of March 31, 1999. Designed as an online Playboy fan club, Playboy Cyber Club allows members to peruse approximately 43,000 pages on the site. Major attractions include individual home pages for every Playboy Playmate, every Playboy Interview published in the magazine, Playboy Advisor columns, video clips of our home videos and Playboy TV shows, the Playboy photo library, which includes never-before-published images from Playboy magazine's nine-million-image photo library, and the Playboy Sports Page, which includes real-time sports scores and sports-related features. Playboy Cyber Club also features eight chat rooms. In fiscal year 1998, Playboy Cyber Club held its second annual live webcast of the New Year's Eve bash at the Playboy Mansion, allowing members to attend an event inside the Playboy Mansion on their computer. We plan to relaunch a Spice site on the Internet in 1999.

Promotional and Other Activities

   We believe that our sales of products and services are enhanced by the public recognition of Playboy as a lifestyle. To establish public recognition, we, among other activities, acquired in 1971 a mansion in Holmby Hills, California, which we refer to as the "Mansion," where our founder, Hugh M. Hefner, lives. The Mansion is used for various corporate activities, including serving as a valuable location for video production and magazine photography, business meetings, enhancing our image, charitable functions and a wide variety of promotional and marketing purposes. The Mansion generates substantial publicity and recognition which increase public awareness of us and our products and services. Mr. Hefner pays rent to us for the Mansion accommodations used by him and any of his personal guests, as well as for the value of meals and other benefits received by him and any of his personal guests.

   Through the Playboy Foundation, we support not-for-profit organizations and projects concerned with issues historically of importance to Playboy magazine and its readers, including anti-censorship efforts, civil rights, AIDS education, prevention and research, and reproductive freedom. The Playboy Foundation provides financial support to many organizations and also donates public service advertising space in Playboy magazine and in-kind printing and design services.

Regulation

   Section 505 of the Telecommunications Act. Some provisions of the Telecommunications Act are directed at cable programming in general and adult cable programming in particular. In some cable systems, audio or momentary bits of video of premium or pay-per-view channels may accidentally become available to non-subscribing cable customers, which is called "bleeding." Section 505 effectively requires each cable system that offers adult programming either to install additional blocking technology in each household to prevent any possibility of bleeding, or restrict the period during which adult programming is transmitted to the hours between 10:00 p.m. and 6:00 a.m. We believe that most of the cable operators that did not install blocking technology in compliance with this Section have complied by restricting the hours of transmission.

   On February 26, 1996, one of our subsidiaries filed a civil suit in the United States District Court in Wilmington, Delaware, which we refer to as the "Delaware District Court," challenging Section 505 on constitutional grounds. On March 7, 1996, the Delaware District Court granted a Temporary Restraining Order, which we refer to as "TRO," staying the implementation and enforcement of Section 505. In granting the TRO, the court found that we had demonstrated that we were likely to succeed on the merits of our claim. On November 8, 1996, a three-judge panel of the Delaware District Court denied our request for a preliminary injunction against enforcement of Section 505, finding that we were not likely to succeed on the merits of our claim. We appealed this decision to the United States Supreme Court, which stayed enforcement of Section 505 pending that appeal. On March 24, 1997, the Supreme Court affirmed, without opinion, the Delaware District Court's denial of our request for a preliminary injunction. On July 22, 1997, we filed a motion for summary judgment on the ground that Section 505 is unconstitutionally vague, based on a Supreme Court ruling that some provisions of the Telecommunications Act regulating speech on the Internet are invalid for numerous reasons, including vagueness. On October 31, 1997, the Delaware District Court denied our motion and ordered further discovery to assist it in resolving the issues posed in our motion.

   The Delaware District Court heard our full case on the merits in March 1998 and on December 28, 1998, the Court unanimously declared Section 505 unconstitutional. Even though the defendants have appealed this judgment, the ruling gives cable systems the right to resume 24-hour broadcast of adult services so long as cable systems comply with, and consumers are made aware of, the "blocking on request" requirement of Section 504 of the Telecommunications Act. We believe that the effect of Section 505 on our financial performance may continue until all appeals have been exhausted.

   FCC reregulation. Additionally, we believe that the growth in cable access for our domestic pay television businesses has slowed in recent years due to the effects of cable reregulation by the FCC, including the "going-forward rules" which provide cable operators with incentives to add basic services. As cable operators have utilized available channel space to comply with "must-carry" provisions, mandated retransmission consent agreements and "leased access" provisions, competition for channel space has increased. Further, the delay of new technology, primarily digital set-top converters which would dramatically increase channel capacity, has contributed to the slowdown. The major reason for this delay has been the unexpected engineering problems and expenses associated with developing an affordable digital set-top converter. We believe that growth will continue to be slow in the next two to three years as the cable television industry responds to the FCC's rules and subsequent modifications, and develops new technology. Cable operators have begun to introduce digital technology to upgrade their cable systems and to counteract competition from DTH operators. Digital cable television has several advantages over analog cable television, including more channels, better audio and video quality and advanced set-top boxes that are addressable, provide a secure fully scrambled signal and have integrated program guides and advanced ordering technology. We believe that as digital technology, which is unaffected by the relevant sections of the Telecommunications Act, becomes more available our television networks will be available to the majority of cable households on a 24-hour basis.

   FDA tobacco regulation. Playboy receives a significant portion of its advertising revenues from companies selling tobacco products. Significant legislative or regulatory limitations on the ability of those companies to advertise in Playboy could materially adversely affect our operating performance. In August 1996, the FDA announced regulations which include a prohibition on the publication of tobacco advertisements containing drawings, colors or pictures. The regulation would not have applied to any magazine which is demonstrated to be an "adult publication" which the regulation defined to mean a publication (1) the readers of which are younger than 18 years of age constitute no more than 15% of total readership and (2) which is read by fewer than two million persons younger than 18 years of age, in each case as measured by competent and reliable survey evidence. On August 14, 1998, the United States Court of Appeals for the Fourth Circuit ruled that the FDA has no authority to regulate tobacco products and struck down the regulations. The government has filed a petition asking the United States Supreme Court to review this decision.

Employees

   At February 28, 1999, we employed 773 full-time employees, none of whom are union members. We believe that we maintain a satisfactory relationship with our employees.

                                   MANAGEMENT

   The following table shows information regarding our executive officers and directors.

Name                     Age Position
----                     --- --------
Christie A. Hefner......  46 Chairman, Chief Executive Officer and Director
Hugh M. Hefner..........  73 Editor-in-Chief
Linda G. Havard.........  44 Executive Vice President, Finance and Operations and Chief
                              Financial Officer
Herbert M. Laney........  54 Executive Vice President and President, Catalog Group
Anthony J. Lynn.........  46 Executive Vice President and President, Entertainment Group
Alex Mironovich.........  46 Executive Vice President and President, Publishing Group
Richard S. Rosenzweig...  63 Executive Vice President and Director
Garry W. Saunders.......  47 Executive Vice President and President, Casino Gaming Group
Howard Shapiro..........  51 Executive Vice President, Law and Administration, General
                              Counsel and Secretary
Helen Isaacson..........  52 Senior Vice President and President, Product Marketing Group
Martha O. Lindeman......  48 Senior Vice President, Corporate Communications and Investor
                              Relations
Dennis S. Bookshester...  60 Director
David I. Chemerow.......  47 Director
Donald G. Drapkin.......  51 Director
Sol Rosenthal...........  64 Director
Sir Brian Wolfson.......  63 Director

   Christie A. Hefner--Ms. Hefner was appointed as our Chairman of the Board and Chief Executive Officer in November 1988. From September 1986 to November 1988, she was Vice Chairman of the Board, President and Chief Operating Officer. From February 1984 to September 1986, she was President and Chief Operating Officer; she had been President since April 1982. From January 1978 to April 1982, she was a Corporate Vice President. She joined us in 1975 as Special Assistant to the Chairman of the Board. Ms. Hefner is the daughter of Hugh M. Hefner, Editor-in-Chief.

   Hugh M. Hefner--Mr. Hefner founded Playboy in 1953. He was appointed to his present position in November 1988. From October 1976 to November 1988, Mr. Hefner served as Chairman of the Board and Chief Executive Officer, and before that he served as Chairman, President and Chief Executive Officer. Mr. Hefner is the father of Ms. Christie A. Hefner, Chairman of the Board and Chief Executive Officer.

   Linda G. Havard--Ms. Havard was appointed to her present position in May 1997. From August 1982 to May 1997, she held various financial and management positions at Atlantic Richfield Company ("ARCO"). From October 1996 to May 1997, Ms. Havard served as ARCO's Senior Vice President in the Global Energy Ventures division. She also served as ARCO's Vice President of Corporate Planning from January 1994 to December 1996. Her other positions with ARCO included Vice President, Finance, Planning and Control, ARCO Transportation Co. and President, ARCO Pipe Line Co.

   Herbert M. Laney--Mr. Laney was promoted to his present position in December 1996, having been Senior Vice President and President, Catalog Group from September 1995 to December 1996. In June 1993, he was named President, Catalog Group, having been Senior Vice President, Catalog Group from August 1990 to June 1993. From June 1988 to August 1990, he served as Senior Vice President, Direct Marketing. In May 1987, Mr. Laney started Critics' Choice Video Inc. From July 1984 to May 1987, he served as Vice President, Sales, at Cosmetique, Inc. From November 1976 to July 1984, he served first as Merchandising Manager, then as Marketing Manager and, lastly, as General Manager, Speciality Catalogs, of Spiegel Holdings Inc.

   Anthony J. Lynn--Mr. Lynn was appointed to his present position in June 1992. From 1991 to 1992, he served as President of international television distribution and worldwide pay television at MGM-Pathe

Communications Co., where he served as Executive Vice President from 1987 to 1991. During 1987, he served as President of Cable, Pay TV and Home Video at Coca Cola Telecommunications, Inc.

   Alex Mironovich--Mr. Mironovich was appointed to his present position in February 1999. From 1998 to 1999, he was employed at Meredith Corporation where he served as Group Publisher. From 1993 to 1998, he served as Associate Publisher and then Publisher of Better Homes and Gardens.

   Richard S. Rosenzweig--Mr. Rosenzweig has been an Executive Vice President since November 1988. From May 1982 to November 1988, he served as Executive Vice President, Office of the Chairman, and from July 1980 to May 1982, he served as Executive Vice President, Corporate Affairs. Before that, from January 1977 to June 1980, he served as Executive Vice President, West Coast Operations. His other positions with us have included Executive Vice President, Publications Group, and Associate Publisher, Playboy magazine. He has been with Playboy since 1958.

   Garry W. Saunders--Mr. Saunders was appointed to his present position in March 1998 after serving as an independent consultant to Playboy from October 1997. From July 1995 to July 1997, he served as Executive Vice President and Director of Gaming Operations at ITT Caesars World, a casino resort corporation. From February 1994 to July 1995, he served as Executive Vice President and Director of Gaming Operations of ITT Sheraton, a hotel and casino company. From 1987 to 1993, he served as Executive Vice President of the Sands Hotel and Casino in Atlantic City.

   Howard Shapiro--Mr. Shapiro was appointed to his present position in May 1996. From September 1989 to May 1996, he served as Executive Vice President, Law and Administration and General Counsel. From May 1985 to September 1989, Mr. Shapiro served as Senior Vice President, Law and Administration and General Counsel. From July 1984 to May 1985, he served as Senior Vice President and General Counsel. From September 1983 to July 1984, he served as Vice President and General Counsel. From May 1981 to September 1983, he served as Corporate Counsel. From June 1978 to May 1981, he served as Division Counsel. From November 1973 to June 1978, he served as Staff Counsel.

   Helen Isaacson--Ms. Isaacson was appointed to her present position in October 1997. From January 1997 to October 1997, she served as Executive Vice President of worldwide licensing at the Marvel Comics Group, an entertainment company. From November 1991 to December 1996, Ms. Isaacson served as Senior Vice President of international licensing and merchandising at Turner Home Entertainment, a wholly-owned subsidiary of Time Warner, Inc.

   Martha O. Lindeman--Ms. Lindeman was appointed to her present position in September 1998. From 1992 to 1998, she served as Vice President, Corporate Communications and Investor Relations. From 1986 to 1992, she served as Manager of Communications at the Tribune Company, a leading information and entertainment company.

   Dennis S. Bookshester--Mr. Bookshester has been Chairman of the Board of Cutanix Corporation, a company principally engaged in scientific skin research, since November 1997. Before his current position, Mr. Bookshester was an independent business consultant. From December 1990 to May 1991, he served as Chief Executive Officer of Zale Corporation, a company principally involved in the retail sale of jewelry. Mr. Bookshester was Corporate Vice Chairman, Chairman and Chief Executive Officer of the Retail Group of Carson Pirie Scott & Co., positions which he held from 1984 to 1989. In addition, Mr. Bookshester is a member of the Board of Directors of Evans, Inc., Fruit of the Loom, Inc., Sundance Homes and Arthur Treachers, Inc. Mr. Bookshester is on the Visiting Committee of the University of Chicago Graduate School of Business. Mr. Bookshester is Chairman of the Audit Committee of our board of directors and is a member of the Compensation Committee of our board of directors.

   David I. Chemerow--Mr. Chemerow has been President and Chief Operating Officer of GT Interactive Software Corp., a company principally engaged in publishing computer games, since April 1998; he was

Executive Vice President and Chief Operating Officer from May 1997 to April 1998. Before that, he was Executive Vice President and Chief Financial Officer of ENTEX Information Services, Inc., a company principally involved in personal computer systems integration, from April 1996. Before joining ENTEX, he was our Executive Vice President, Finance and Operations, and Chief Financial Officer from 1990. From 1988 to 1990, he served as President of Beechwood Capital Corporation, an investment company involved in acquiring and operating businesses. Mr. Chemerow is also a member of the Board of Directors of Dunham's Athleisure Corporation. Mr. Chemerow is a member of the Audit Committee of our board of directors.

   Donald G. Drapkin--Mr. Drapkin has been Vice Chairman and Director of MacAndrews & Forbes Holdings Inc. and various affiliates since 1987. Before his current position, Mr. Drapkin was a partner in the New York law firm of Skadden, Arps, Slate, Meagher & Flom from 1977 to 1987. In addition, Mr. Drapkin serves as Director of Algos Pharmaceutical Corporation, Anthracite Capital, Inc., BlackRock Asset Investors, Cardio Technologies, Inc., The Molson Companies Limited, Revlon Consumer Products Corporation, Revlon, Inc., VIMRx Pharmaceuticals Inc., and Weider Nutritional International, Inc. Mr. Drapkin is a member of the Compensation Committee of our board of directors.

   Sol Rosenthal--Mr. Rosenthal has been Of Counsel to the Los Angeles law firm of Blanc Williams Johnston & Kronstadt, L.L.P. since May 1996. Before that, he was a senior partner in the law firm of Buchalter, Nemer, Fields & Younger from 1974 through April 1996. He has served as an Arbitrator in entertainment industry disputes since 1977 and as the Writers-Guild Association of Talent Agents Negotiator since 1978. Mr. Rosenthal is a former member of the Board of Governors, Academy of Television Arts & Sciences, on which he served from 1990 to 1992; he is a former President of the Beverly Hills Bar Association and a former President of the Los Angeles Copyright Society. In addition, Mr. Rosenthal is a Director of Artista Management, A.G. Mr. Rosenthal is Chairman of the Compensation Committee of our board of directors.

   Sir Brian Wolfson--Sir Brian Wolfson has been Chairman of Global Health Alternatives Inc., a company principally involved in health products, from October 1995 to February 1988. From January 1986 to June 1995, he served as Chairman of Wembley plc., a company engaged in the sports and entertainment industry. From 1967 to 1970, he served as joint managing director of Granada Group. He is currently a Director of Fruit of the Loom, Inc., Kepner-Tregoe Inc., and Autotote Inc., Chairman of Natural Health Trends, and a governor of the Joseph H. Lauder Institute of the University of Pennsylvania. Sir Brian Wolfson is a member of the Audit Committee of our board of directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following tables shows information about the beneficial ownership of our Class A common stock and Class B common stock as of March 31, 1999, except as noted, by (1) each person who we know beneficially owns more than five percent (5%) of our Class A common stock and Class B common stock (including the selling stockholder); (2) each of our Directors; (3) each of our Named Executive Officers as defined under the Exchange Act; and (4) all Directors and Executive Officers as a group:

                            Class A Shares       Class B Shares    Class B   Class B Shares
                          Beneficially Owned      Beneficially     Shares     Beneficially
                           Before and After       Owned Before      Being      Owned After
                           this Offering(1)     this Offering(1)   Offered  this Offering(1)
                          --------------------- ----------------- --------- -----------------
Name                        Number    Percent    Number   Percent  Number    Number   Percent
----                      ----------- --------- --------- ------- --------- --------- -------
Hugh M. Hefner,
 Trustee(2).............    3,321,836    69.9%  7,965,508  44.6%  2,000,000 5,965,508  32.5%

FMR Corp.(3)............            0      *    2,630,200  14.7           0 2,630,200  14.3

Wellington Management
 Co.(4).................            0      *      860,000   4.8           0   860,000   4.7

Dennis S.
 Bookshester(5)(6)......        3,000      *       24,063    *            0    24,063    *

David I. Chemerow(5)(6).          800      *       39,700    *            0    39,700    *

Donald G. Drapkin(5)(6).            0      *        7,500    *            0     7,500    *

Linda G. Havard(5)(6)...            0      *       57,500    *            0    57,500    *

Christie A.
 Hefner(5)(6)...........       72,274     1.5     566,428   3.1           0   566,428   3.0

Anthony J. Lynn(5)(6)...          600      *      216,669   1.2           0   216,669   1.2

Sol Rosenthal(5)(6).....          252      *       23,108    *            0    23,108    *

Richard S.
 Rosenzweig(5)(6).......       25,365      *      116,230    *            0   116,230    *

Sir Brian Wolfson(5)(6).        2,500      *       12,852    *            0    12,852    *

All Directors and
 Executive Officers as a
 Group
 (17 persons)(5)(6).....    3,461,692    71.2   9,391,542  49.2   2,000,000 7,391,542  37.7

--------
   *Less than 1% of the total shares of the class outstanding.
(1) In each case, beneficial ownership consists of sole voting and investment power, with the exception of Mr. Rosenthal, who owns two shares of Class A common stock and six shares of Class B common stock as custodian for his son. Mr. Rosenthal disclaims beneficial ownership of those shares. As of March 31, 1999, all Directors and Executive Officers as a Group shared voting and investment power over 52 shares of Class A common stock and 31,886 shares of Class B common stock.

(2) Mr. Hefner, founder of Playboy and Editor-in-Chief, owns these shares through The Hugh M. Hefner 1991 Trust. Mr. Hefner has sole investment and voting power over these shares. The address of The Hugh M. Hefner 1991 Trust is 9242 Beverly Boulevard, Beverly Hills, California 90210.

(3) As reported on a Schedule 13G/A filed with the SEC on February 12, 1999. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(4) As reported on a Schedule 13G/A filed with the SEC on February 9, 1996. The address of Wellington Management Co. is 75 State Street, Boston, Massachusetts 02109.

(5) Includes the following shares of Class A common stock and Class B common stock which are covered by installments of stock option grants made under our 1989 Option Plan, 1995 Stock Incentive Plan and 1991 Directors' Plan, which were either exercisable on, or are exercisable within 60 days of, March 31, 1999.

                                                              Class A  Class B
      Director or                                             Common   Common
      Named Executive Officer                                  Stock    Stock
      -----------------------                                 ------- ---------
      Mr. Bookshester........................................       0    15,000
      Mr. Chemerow...........................................       0     5,000
      Mr. Drapkin............................................       0     2,500
      Ms. Havard.............................................       0    37,500
      Ms. Hefner.............................................  55,000   447,500
      Mr. Lynn...............................................       0   183,750
      Mr. Rosenthal..........................................       0    15,000
      Mr. Rosenzweig.........................................  25,000    95,000
      Sir Brian Wolfson......................................       0     7,500
      All Directors and Executive Officers as a Group (15
       persons).............................................. 115,000 1,045,000

(6) Includes the following shares of Class B common stock which have not vested under the restricted stock awards made under our 1995 Stock Incentive Plan and 1997 Equity Plan for Non-Employee Directors of Playboy Enterprises, Inc.

      Director or                                              Initial Unvested
      Named Executive Officer                                   Grant  Portion
      -----------------------                                  ------- --------
      Mr. Bookshester.........................................   5,000   5,000
      Mr. Chemerow............................................   5,000   5,000
      Mr. Drapkin.............................................   5,000   5,000
      Ms. Havard..............................................  20,000  20,000
      Ms. Hefner..............................................  75,000  37,500
      Mr. Lynn................................................  26,250  13,124
      Mr. Rosenthal...........................................   5,000   5,000
      Mr. Rosenzweig..........................................  20,000  10,000
      Sir Brian Wolfson.......................................   5,000   5,000
      All Directors and Executive Officers as a Group (16
       persons)............................................... 288,750 194,374

                          DESCRIPTION OF CAPITAL STOCK

   General. Our authorized capital stock consists of 37,500,000 shares of common stock, of which 7,500,000 shares are Class A common stock, par value $0.01 per share, and 30,000,000 shares are Class B common stock, par value $0.01 per share. All outstanding shares of our Class A common stock and Class B common stock are validly issued, fully paid and non-assessable.

   Voting. Each share of Class A common stock entitles its holder to one vote on all matters submitted to the stockholders, including the election of directors. Each share of Class B common stock has no voting rights, other than those as described below or as required by law. Under the Delaware General Corporation Law, which we refer to as "DGCL," holders of Class B common stock are entitled to vote on proposals to increase or decrease the number of authorized shares of Class B common stock, to change the par value of the Class B common stock or to alter or change the powers, preferences or special rights of the shares of Class B common stock which may affect them adversely.

   Dividends and Other Distributions (including Distributions upon Liquidation or Sale of Playboy). Each share of Class A common stock and Class B common stock is equal with respect to dividends and other distributions in cash, stock or property (including distributions upon liquidation, dissolution or winding up of Playboy), except as described below. Dividends or other distributions payable on our capital stock in shares of stock will be made to all holders of our capital stock and may be made either (a) in shares of Class B common stock or any security other than Class A common stock to the record holders of both Class A common stock and Class B common stock, or (b) in shares of Class A common stock to the record holders of Class A common stock and shares of Class B common stock to the record holders of Class B common stock. In no event will either Class A common stock or Class B common stock be split, divided or combined unless the other is proportionately split, divided or combined.

   Non-Convertibility. Neither the Class A common stock nor the Class B common stock is convertible into the other, or any of our other securities.

   Minority Protection Transactions. If any person or group acquires beneficial ownership of additional Class A common stock (other than upon original issuance by us, by operation of law, by will or the laws of descent and distribution, by gift or by foreclosure of a bona fide loan), or any persons holding Class A common stock form a group, and the acquisition or formation results in that person or group owning 10% or more of the Class A common stock then outstanding, which we refer to as a "Related Person," and the Related Person does not then own an equal or greater percentage of all outstanding shares of Class B common stock, the Related Person must, within a 90-day period beginning the day after becoming a Related Person, make a public tender offer to acquire additional shares of Class B common stock, which we refer to as a "Minority Protection Transaction." For purposes of this provision, "beneficial ownership" and "group" have the respective meanings of those terms as used in Rule 13d-3 and Rule 15d-5(b) under the Exchange Act or any successor statute or regulations.

   In a Minority Protection Transaction, the Related Person must offer to acquire from the holders of Class B common stock that number of shares of additional Class B common stock, which we refer to as the "Additional Shares," determined by (1) multiplying the percentage of outstanding Class A common stock beneficially owned by the Related Person by the total number of shares of Class B common stock outstanding on the date the person or group became a Related Person, and (2) subtracting the total number of shares of Class B common stock beneficially owned by the Related Person on that date (including shares acquired on that date or before the time the person or group became a Related Person). The Related Person must acquire all shares validly tendered or, if the number of shares tendered exceeds the number determined under the formula, a proportionate amount from each tendering holder.

   The offer price for any shares required to be purchased by the Related Person in a Minority Protection Transaction is the greater of (1) the highest price per share paid by the Related Person for any share of Class A common stock in the six month period ending on the date the person or group became a Related Person, or (2) the highest bid price of a share of the Class A common stock or Class B common stock on the NYSE on the date the person or group became a Related Person.

   A Minority Protection Transaction will also be required by any Related Person, and any other person or group beneficially owning 10% or more of the outstanding Class A common stock, which we refer to as an "Interested Common Stockholder," that acquires additional Class A common stock (other than upon issuance or sale by us, by operation of law, by will or the laws of descent and distribution, by gift or by foreclosure of a bona fide loan) or joins with other persons to form a group, whenever an additional acquisition or formation results in the Related Person or Interested Common Stockholder owning the next highest integral multiple of 5% (e.g. 15%, 20%, 25%, etc.) of the outstanding Class A common stock and the Related Person or Interested Common Stockholder does not own an equal or greater percentage of all outstanding shares of Class B common stock. The Related Person or Interested Common Stockholder will be required to extend an offer to buy that number of Additional Shares prescribed by the formula stated above, and must acquire all shares validly tendered or a proportionate amount as specified above at the price determined above, even if a previous offer resulted in fewer shares of Class B common stock being tendered than the previous offer included.

   The requirement to engage in a Minority Protection Transaction is satisfied by making the requisite offer and purchasing validly tendered shares, even if the number of shares tendered is less than the number of shares included in the required offer. The penalty applicable to any Related Person or Interested Common Stockholder that fails to make a required offer, or to purchase shares validly tendered (after proration, if any), is to suspend automatically the voting rights of the shares of Class A common stock owned by the Related Person or Interested Common Stockholder until completion of the required offer or until divestiture of the shares of Class A common stock that triggered the offer requirement. Neither the Minority Protection Transaction requirement nor the related penalty apply to any increase in percentage ownership of Class A common stock resulting solely from a change in the total amount of Class A common stock outstanding.

   Similar requirements apply to any purchases by Playboy, except that treasury shares will be included in the calculations. All calculations are based upon numbers of shares reported by Playboy in its most recent annual or quarterly report filed under the Exchange Act, or any current report filed on Form 8-K.

   This provision of our Amended and Restated Certificate of Incorporation may be amended in a manner adversely affecting the holders of Class B common stock (including amendments effected in any merger or consolidation involving us) only if the amendment is approved by a majority vote of holders of Class B common stock who are not Related Persons or Interested Common Stockholders.

   Preemptive Rights. Our capital stock does not carry any preemptive rights enabling a holder to subscribe for or receive shares of any class of our capital stock or any other securities convertible into shares of any class of our capital stock.

   Mergers and Acquisitions. Each holder of Class B common stock will be entitled to receive the same per share consideration as the per share consideration, if any, received by any holder of the Class A common stock in a merger or consolidation of Playboy (whether or not we are the surviving corporation). Any issuance of shares of Class A common stock in a merger or other acquisition transaction must be approved by the holders of a majority of the shares of Class A common stock unless shares of Class B common stock are also issued in the transaction and the quotient determined by dividing the number of shares of Class B common stock to be so issued by the number of shares of Class A common stock to be so issued is at least equal to the quotient determined, immediately before the transaction, by dividing the total number of outstanding shares of Class B common stock by the total number of outstanding shares of Class A common stock and Class B common stock taken together.

   Section 203 of the DGCL generally prohibits some Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless
(1) before the time the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) when the transaction resulting in the person becoming an interested stockholder was completed, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by some directors or some employee stock plans), or (3) on or after the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding any stock owned by the interested stockholder. A "business combination" includes a merger, asset sale and some other transactions resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who (other than the corporation and any direct or indirect majority owned subsidiary of the corporation), together with affiliates and associates, owns (or, is an affiliate or associate of the corporation and, within three years prior, did own) 15% or more of the corporation's outstanding voting stock. A Delaware corporation may "opt out" from the application of Section 203 of the DGCL through a provision in its certificate of incorporation. Our Amended and Restated Certificate of Incorporation does not contain a provision of that kind and we have not "opted out" from the application of Section 203 of the DGCL.

   Transfer Agent and Registrar. The transfer agent and registrar for our capital stock is Harris Trust and Savings Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

   When this offering is completed, we will have an aggregate of approximately 18,346,098 shares of Class B common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Substantially all of these shares will be freely tradable without restriction or further registration under the Securities Act, unless held by persons who are our "affiliates" because they, directly or indirectly through one or more intermediaries control, or are controlled by, or are under common control, with us. When this offering is completed, our affiliates will hold approximately 6,152,168 shares of Class B common stock.

   The selling stockholder and all of our directors and executive officers have agreed with the underwriters that, for a period of 90 days from the date of this prospectus, they will not offer to sell or otherwise sell, dispose of or grant rights with respect to any shares of common stock that they now own or subsequently acquire or with respect to which they have the power of disposition, otherwise than with the prior written consent of Credit Suisse First Boston Corporation. These contractual restrictions will apply even if the provisions of Rules 144, 144(k) and 701 of the Securities Act would permit earlier sales. Accordingly, shares subject to the lock-up agreements will not be salable until the agreements expire or unless prior written consent is received from Credit Suisse First Boston Corporation. Any early waiver of the lock-up agreements by the underwriters, which, if granted, could permit sales of a substantial number of shares and could adversely affect the trading price of our shares, may not be accompanied by an advance public announcement by us.

   In general, under Rule 144 a person, or persons whose shares are aggregated, who has beneficially owned "restricted shares" for at least one year, including persons who may be deemed one of our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Class B common stock then outstanding or the average weekly trading volume of our Class B common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also governed by the manner of sale provisions, notice requirements and the availability of current public information about us. In addition, a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years the shares proposed to be sold, would be entitled to sell them under Rule 144(k) without regard to those requirements. We are unable to estimate accurately the number of restricted shares that will be sold under Rule 144 because this will depend on the market price for our Class B common stock, the personal circumstances of the seller and other factors.

                                  UNDERWRITING

   Under the terms and conditions contained in an underwriting agreement dated
      , 1999, we and the selling stockholder have agreed to sell to the underwriters named below, for which Credit Suisse First Boston Corporation and ING Baring Furman Selz LLC are acting as representatives, the following respective numbers of shares of Class B common stock:

                                                                         Number
                                                                           of
      Underwriter                                                        Shares
      -----------                                                       --------
      Credit Suisse First Boston Corporation...........................
      ING Baring Furman Selz LLC.......................................
                                                                        --------
          Total........................................................
                                                                        ========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class B common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of Class B common stock may be terminated.

   Playboy has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 375,000 additional Class B shares at the initial public offering price less underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class B common stock.

   The underwriters propose to offer the shares of Class B common stock initially at the public offering price on the cover page of this prospectus and
to selling group members at that price less a concession of $   per share. The
underwriters and selling group members may allow a discount of $   per share on
sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses Playboy and the selling stockholder will pay.

                                                               Total
                                                     --------------------------
                                                                       With
                                                        Without        Over-
                                           Per Share Over-allotment  allotment
                                           --------- -------------- -----------
Underwriting discounts and commissions
 paid by Playboy.......................... $          $             $
Expenses payable by Playboy............... $          $             $
Underwriting discounts and commissions
 paid by the selling stockholder.......... $          $             $
Expenses payable by the selling
 stockholder.............................. $          $             $

   We, all of our directors and executive officers and the selling stockholder have agreed that none of us will offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except that these restrictions will not apply to (1) our ability to grant employee or director stock options under the terms of plans in effect on the date of this prospectus or to the issuance of common stock upon any exercise of these options and (2) issuances and sales of common stock under the employee stock purchase plan in effect on the date of this prospectus.

   We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments which the underwriters may be required to make in that respect.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Class B common stock in the open market after the distribution has been completed to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class B common stock originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class B common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The New York Stock Exchange, The Pacific Exchange or otherwise and, if commenced, may be discontinued at any time.

   In the ordinary course of business, certain of the underwriters (including both of the representatives) and their affiliates have provided and may in the future provide financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the Class B common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class B common stock are effected. Accordingly, any resale of the Class B common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or by virtue of a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice before any resale of the Class B common stock.

Representations of Purchasers

   Each purchaser of Class B common stock in Canada who receives a purchase confirmation will be deemed to represent to us, the selling shareholder and the dealer from which the purchase confirmation is received that (1) the purchaser is entitled under applicable provincial securities laws to purchase the Class B common stock without the benefit of a prospectus qualified under those securities laws, (2) where required by law, the purchaser is purchasing as principal and not as agent, and (3) the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named in this document and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or those persons. All or a substantial portion of the assets of the issuer and those other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or those persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or those persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of Class B common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Class B common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of Class B common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of Class B common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class B common stock in their particular circumstances and with respect to the eligibility of the Class B common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York will pass upon the validity of the shares of Class B common stock for us and the selling stockholder in connection with this offering. Cravath, Swaine & Moore, New York, New York represents the underwriters. Glassman, Browning & Saltsman, Incorporated, Beverly Hills, California represents the selling stockholder.

                                    EXPERTS

   The Playboy financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 1998, have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

   The Spice financial statements incorporated in this prospectus by reference to the Current Report on Form 8-K/A filed with the SEC on April 9, 1999, have been incorporated in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.........................................  F-2

Consolidated Statements of Operations--Fiscal Years Ended June 30, 1996
and 1997, Six-Month Transition Period Ended December 31, 1997 and Fiscal
Year Ended December 31, 1998..............................................  F-3

Consolidated Balance Sheets--December 31, 1997 and 1998...................  F-4

Consolidated Statements of Shareholders' Equity--Fiscal Years Ended June
30, 1996 and 1997, Six-Month Transition Period Ended December 31, 1997 and
Fiscal Year Ended December 31, 1998.......................................  F-5

Consolidated Statements of Cash Flows--Fiscal Years Ended June 30, 1996
and 1997, Six-Month Transition Period Ended December 31, 1997 and Fiscal
Year Ended December 31, 1998..............................................  F-6

Notes to Consolidated Financial Statements................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Playboy Enterprises, Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Playboy Enterprises, Inc. and its subsidiaries as of December 31, 1998, and 1997, and the results of their operations and their cash flows for the fiscal year ended December 31, 1998, the six-month transition period ended December 31, 1997, and the two fiscal years ended June 30, 1997 and 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   As discussed in the Note D to the Consolidated Financial Statements, the Company changed its method of recognizing costs related to start-up activities in the six-month transition period ended December 31, 1997.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 9, 1999, except for Note W which is dated March 15, 1999

                           PLAYBOY ENTERPRISES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                       Fiscal     Fiscal       Six      Fiscal
                                        Year       Year      Months      Year
(in thousands, except per share         Ended      Ended      Ended      Ended
amounts)                               6/30/96    6/30/97   12/31/97   12/31/98
-------------------------------       ---------  ---------  ---------  ---------
Net revenues........................  $ 276,587  $ 296,623  $ 149,541  $ 317,618
                                      ---------  ---------  ---------  ---------
Costs and expenses
  Cost of sales.....................   (234,247)  (245,023)  (126,658)  (269,478)
  Selling and administrative
   expenses.........................    (32,847)   (35,855)   (18,424)   (43,172)
                                      ---------  ---------  ---------  ---------
    Total costs and expenses........   (267,094)  (280,878)  (145,082)  (312,650)
                                      ---------  ---------  ---------  ---------
Operating income....................      9,493     15,745      4,459      4,968
                                      ---------  ---------  ---------  ---------
Nonoperating income (expense)
  Investment income.................         88         73         50        127
  Interest expense..................       (680)      (427)      (289)    (1,551)
  Gain on sale of investment........        --         --         --       4,272
  Other, net........................       (452)      (640)        70       (791)
                                      ---------  ---------  ---------  ---------
    Total nonoperating income
     (expense)......................     (1,044)      (994)      (169)     2,057
                                      ---------  ---------  ---------  ---------
Income before income taxes and
 cumulative effect of change in
 accounting principle...............      8,449     14,751      4,290      7,025
Income tax benefit (expense)........     (4,197)     6,643     (2,148)    (2,705)
                                      ---------  ---------  ---------  ---------
Income before cumulative effect of
 change in accounting principle.....      4,252     21,394      2,142      4,320
Cumulative effect of change in
 accounting principle (net of tax
 benefit)...........................        --         --      (1,077)       --
Net income..........................      4,252     21,394      1,065      4,320
                                      ---------  ---------  ---------  ---------
Other comprehensive loss (net of tax
 benefit)
  Foreign currency translation
   adjustment.......................        (11)       (37)       (37)        (4)
  Unrealized loss on marketable
   securities.......................         --         --         --        (21)
                                      ---------  ---------  ---------  ---------
    Total other comprehensive loss..        (11)       (37)       (37)       (25)
                                      ---------  ---------  ---------  ---------
Comprehensive income................  $   4,241  $  21,357  $   1,028  $   4,295
                                      =========  =========  =========  =========
Weighted average number of common
 shares outstanding
  Basic.............................     20,014     20,318     20,487     20,548
                                      =========  =========  =========  =========
  Diluted...........................     20,261     20,694     20,818     21,036
                                      =========  =========  =========  =========

Basic EPS
  Income before cumulative effect of
   change in accounting principle...  $    0.21  $    1.05  $    0.10  $    0.21
  Cumulative effect of change in
   accounting principle (net of tax
   benefit).........................        --         --       (0.05)       --
                                      ---------  ---------  ---------  ---------
  Net income........................  $    0.21  $    1.05  $    0.05  $    0.21
                                      =========  =========  =========  =========

Diluted EPS
  Income before cumulative effect of
   change in accounting principle...  $    0.21  $    1.03  $    0.10  $    0.21
  Cumulative effect of change in
   accounting principle (net of tax
   benefit).........................        --         --       (0.05)       --
                                      ---------  ---------  ---------  ---------
  Net income........................  $    0.21  $    1.03  $    0.05  $    0.21
                                      =========  =========  =========  =========


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                           PLAYBOY ENTERPRISES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                            Dec. 31,  Dec. 31,
(in thousands, except share data)                             1997      1998
---------------------------------                           --------  --------

Assets
Cash and cash equivalents.................................  $    947  $    341
Marketable securities.....................................       --        505
Receivables, net of allowance for doubtful accounts of
 $4,467 and $6,349........................................    33,324    49,879
Inventories...............................................    25,376    25,685
Programming costs.........................................    41,504    43,342
Deferred subscription acquisition costs...................    12,143    11,570
Other current assets......................................    11,910    21,097
                                                            --------  --------
    Total current assets..................................   125,204   152,419
                                                            --------  --------
Property and equipment
  Land....................................................       292       292
  Buildings and improvements..............................     8,386     8,412
  Furniture and equipment.................................    21,030    22,068
  Leasehold improvements..................................     8,237     8,270
                                                            --------  --------
    Total property and equipment..........................    37,945    39,042
  Accumulated depreciation................................   (27,892)  (29,885)
                                                            --------  --------
    Property and equipment, net...........................    10,053     9,157
                                                            --------  --------
Programming costs--noncurrent.............................     8,329     5,983
Trademarks................................................    14,978    17,294
Net deferred tax assets...................................    13,688     6,525
Other noncurrent assets...................................    13,695    20,729
                                                            --------  --------
Total assets..............................................  $185,947  $212,107
                                                            ========  ========

Liabilities
Short-term borrowings.....................................  $ 10,000  $ 29,750
Accounts payable..........................................    32,258    30,834
Accrued salaries, wages and employee benefits.............     4,499     6,024
Reserves for losses on disposals of discontinued
 operations...............................................       610        68
Income taxes payable......................................       627       819
Deferred revenues.........................................    43,216    41,647
Other liabilities and accrued expenses....................     7,706     9,851
                                                            --------  --------
    Total current liabilities.............................    98,916   118,993
                                                            --------  --------
Noncurrent liabilities....................................     8,348     8,912
                                                            --------  --------
    Total liabilities.....................................   107,264   127,905
                                                            --------  --------
Commitments and contingencies

Shareholders' Equity
Common stock, $0.01 par value
  Class A voting--7,500,000 shares authorized; 5,042,381
   issued.................................................        50        50
  Class B nonvoting--30,000,000 shares authorized;
   17,076,518 and 17,149,691 issued.......................       171       171
Capital in excess of par value............................    43,539    44,860
Retained earnings.........................................    45,257    49,577
Foreign currency translation adjustment...................      (131)     (137)
Unearned compensation restricted stock....................    (3,511)   (3,716)
Unrealized loss on marketable securities..................       --        (32)
Less cost of 293,427 Class A common shares and 974,227 and
 951,041 Class B common shares in treasury................    (6,692)   (6,571)
                                                            --------  --------
    Total shareholders' equity............................    78,683    84,202
                                                            --------  --------
Total liabilities and shareholders' equity................  $185,947  $212,107
                                                            ========  ========  ===

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                           PLAYBOY ENTERPRISES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                         Capital
                           Class  Class    in                      Unearned
                             A      B    Excess                     Comp.
                           Common Common of Par   Retained        Restricted Treasury
(in thousands of dollars)  Stock  Stock   Value   Earnings Other    Stock     Stock     Total
-------------------------  ------ ------ -------  -------- -----  ---------- --------  -------
Balance at June 30, 1995.   $50    $170  $41,233  $18,546  $ --    $(4,840)  $(8,069)  $47,090
 Net income..............   --      --       --     4,252    --        --        --      4,252
 Exercise of 35,000 Class
  A and 159,750 Class B
  stock options..........   --      --       (81)     --     --        --      1,025       944
 Issuance of 1,499 Class
  B shares as service
  awards.................   --      --         6      --     --        --          8        14
 Issuance of 20,000 Class
  B shares as restricted
  stock awards...........   --      --       177      --     --       (177)      --        --
 Forfeiture of 50,000
  Class B shares related
  to restricted stock
  awards.................   --      --      (468)     --     --        468       --        --
 Foreign currency
  translation adjustment.   --      --       --       --     (17)      --        --        (17)
                            ---    ----  -------  -------  -----   -------   -------   -------
Balance at June 30, 1996.    50     170   40,867   22,798    (17)   (4,549)   (7,036)   52,283
 Net income..............   --      --       --    21,394    --        --        --     21,394
 Exercise of 57,500 Class
  B stock options........   --      --       264      --     --        --        170       434
 Issuance of 1,147 Class
  B shares as service
  awards.................   --      --         9      --     --        --          6        15
 Issuance of 68,750 Class
  B shares as restricted
  stock awards...........   --      --       940      --     --       (940)      --        --
 Forfeiture of 28,125
  Class B shares related
  to restricted stock
  awards.................   --      --      (263)     --     --        263       --        --
 Issuance of 19,057 Class
  B shares under employee
  stock purchase plan....   --      --        93      --     --        --         99       192
 Vesting of 121,564 Class
  B restricted stock
  awards.................   --      --       --       --     --      1,137       --      1,137
 Foreign currency
  translation adjustment.   --      --       --       --     (57)      --        --        (57)
 Income tax benefit
  related to stock plans.   --      --       735      --     --        --        --        735
                            ---    ----  -------  -------  -----   -------   -------   -------
Balance at June 30, 1997.    50     170   42,645   44,192    (74)   (4,089)   (6,761)   76,133
 Net income..............   --      --       --     1,065    --        --        --      1,065
 Exercise of 15,000 Class
  B stock options........   --      --        93      --     --        --         27       120
 Issuance of 337 Class B
  shares as service
  awards.................   --      --         4      --     --        --          2         6
 Issuance of 37,500 Class
  B shares as restricted
  stock awards...........   --        1      526      --     --       (527)      --        --
 Issuance of 7,777 Class
  B shares under employee
  stock purchase plan....   --      --        61      --     --        --         40       101
 Vesting of 115,939 Class
  B restricted stock
  awards.................   --      --       --       --     --      1,105       --      1,105
 Foreign currency
  translation adjustment.   --      --       --       --     (57)      --        --        (57)
 Income tax benefit
  related to stock plans.   --      --       210      --     --        --        --        210
                            ---    ----  -------  -------  -----   -------   -------   -------
Balance at December 31,
 1997....................    50     171   43,539   45,257   (131)   (3,511)   (6,692)   78,683
 Net income..............   --      --       --     4,320    --        --        --      4,320
 Exercise of 76,250 Class
  B stock options........   --      --       796      --     --        --         39       835
 Issuance of 1,151 Class
  B shares as service
  awards.................   --      --        13      --     --        --          6        19
 Issuance of 46,250 Class
  B shares as restricted
  stock awards...........   --      --       742      --     --       (742)      --        --
 Forfeiture of 42,500
  Class B shares related
  to restricted stock
  awards.................   --      --      (537)     --     --        537       --        --
 Issuance of 14,534 Class
  B shares under employee
  stock purchase plan....   --      --       138      --     --        --         76       214
 Issuance of 673 Class B
  shares under the 1997
  Directors' Plan........   --      --        11      --     --        --        --         11
 Foreign currency
  translation adjustment.   --      --       --       --      (6)      --        --         (6)
 Unrealized loss on
  marketable securities..   --      --       --       --     (32)      --        --        (32)
 Income tax benefit
  related to stock plans.   --      --       158      --     --        --        --        158
                            ---    ----  -------  -------  -----   -------   -------   -------
Balance at December 31,
 1998....................   $50    $171  $44,860  $49,577  $(169)  $(3,716)  $(6,571)  $84,202
                            ===    ====  =======  =======  =====   =======   =======   =======

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                           PLAYBOY ENTERPRISES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                         Fiscal    Fiscal     Six      Fiscal
                                          Year      Year     Months     Year
                                         Ended     Ended     Ended     Ended
(in thousands)                          6/30/96   6/30/97   12/31/97  12/31/98
--------------                          --------  --------  --------  --------
Cash Flows From Operating Activities
Net income............................  $  4,252  $ 21,394  $  1,065  $  4,320
Adjustments to reconcile net income to
 net cash provided by (used for)
 operating activities
  Depreciation of property and
   equipment..........................     2,383     2,210     1,007     2,010
  Amortization of intangible assets...     1,783     1,893       845     1,893
  Gain on sale of investment..........       --        --        --     (4,272)
  Amortization of investments in
   entertainment programming..........    21,263    21,355    11,153    25,109
  Investments in entertainment
   programming........................   (25,549)  (30,747)  (14,359)  (24,601)
  Changes in current assets and
   liabilities
   Receivables........................    (4,574)   (3,286)     (998)  (10,674)
   Inventories........................    (2,061)      195    (2,072)     (309)
   Deferred subscription acquisition
    costs.............................      (393)      492    (3,066)      573
   Other current assets...............      (426)   (2,146)      367    (2,200)
   Accounts payable...................     2,931     4,169     5,344    (1,434)
   Accrued salaries, wages and
    employee benefits.................     2,853     1,428    (1,628)    1,525
   Income taxes payable...............        27       284      (600)      208
   Deferred revenues..................     1,468    (2,105)      943    (1,569)
   Other liabilities and accrued
    expenses..........................       224    (1,003)     (231)    2,145
                                        --------  --------  --------  --------
    Net change in current assets and
     liabilities......................        49    (1,972)   (1,941)  (11,735)
                                        --------  --------  --------  --------
  Increase in trademarks..............    (1,766)   (2,898)   (1,767)   (3,645)
  (Increase) decrease in net deferred
   tax assets.........................     2,399    (9,954)      457        35
  Increase in other noncurrent assets.      (487)     (519)     (466)   (4,344)
  Increase (decrease) in noncurrent
   liabilities........................       258       106        (3)      548
  Net cash used for discontinued
   operations.........................       (59)      (79)      (18)     (542)
  Other, net..........................        15       750       174       180
                                        --------  --------  --------  --------
    Net cash provided by (used for)
     operating activities.............     4,541     1,539    (3,853)  (15,044)
                                        --------  --------  --------  --------
Cash Flows From Investing Activities
Sale of investment....................       --        --        --        500
Additions to property and equipment...      (760)     (671)     (765)   (1,144)
Acquisitions and funding of equity
 interests in international ventures..    (3,619)   (1,905)   (1,109)   (5,212)
Purchase of marketable securities.....       --        --        --       (537)
Other, net............................       211       126       --         32
                                        --------  --------  --------  --------
    Net cash used for investing
     activities.......................    (4,168)   (2,450)   (1,874)   (6,361)
                                        --------  --------  --------  --------
Cash Flows From Financing Activities
Increase (decrease) in short-term
 borrowings...........................       --       (500)    5,500    19,750
Repayment of debt.....................      (350)     (350)     (350)      --
Proceeds from exercise of stock
 options..............................       944       434       120       835
Proceeds from sales under employee
 stock purchase plan..................       --        192       101       214
                                        --------  --------  --------  --------
    Net cash provided by (used for)
     financing activities.............       594      (224)    5,371    20,799
                                        --------  --------  --------  --------
Net increase (decrease) in cash and
 cash equivalents.....................       967    (1,135)     (356)     (606)
Cash and cash equivalents at beginning
 of period............................     1,471     2,438     1,303       947
                                        --------  --------  --------  --------
Cash and cash equivalents at end of
 period...............................  $  2,438  $  1,303  $    947  $    341
                                        ========  ========  ========  ========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(A) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Intercompany accounts and transactions, which are immaterial, have been eliminated in consolidation.

   Change in Fiscal Year: On November 6, 1997, the Board approved a change in the Company's fiscal year end from June 30 to December 31, which better aligns the Company's businesses with its customers and partners who also operate and plan on a calendar-year basis. The Company's financial statements and accompanying notes for the fiscal year ended December 31, 1998 represent the first full calendar year subsequent to this change.

   Revenue Recognition: Revenues from the sale of magazine subscriptions are recognized over the terms of the subscriptions. Sales of magazines and newsstand specials (net of estimated returns), and revenues from the sale of advertisements, are recorded when each issue goes on sale. Domestic pay television revenues are recognized based on pay-per-view buys and monthly subscriber counts reported each month by the system operators. Domestic home video revenues are recognized based on unit sales reported for new releases each month by the Company's distributor and a distribution agreement for backlist titles. International television revenues are recognized either upon identification of programming scheduled for networks, delivery of programming to customers and/or upon the commencement of the license term. Revenues from the direct marketing of catalog products are recognized when the items are shipped.

   Cash Equivalents: Cash equivalents are temporary cash investments with an original maturity of three months or less at date of purchase and are stated at cost, which approximates market value.

   Marketable Securities: Marketable securities are classified as available-for-sale securities as defined by Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. These securities are stated at fair value and unrealized holding gains and losses are reflected as a net amount as a separate component of shareholders' equity.

   Inventories: Inventories are stated at the lower of cost (average cost and specific cost) or market.

   Property and Equipment: Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or the terms of the related leases. Repair and maintenance costs are expensed as incurred, and major betterments are capitalized. Sales and retirements of depreciable property and equipment are recorded by removing the related cost and accumulated depreciation from the accounts. Gains or losses on sales and retirements of property and equipment are included in nonoperating income or expense.

   Deferred Subscription Acquisition Costs: Costs associated with the promotion of magazine subscriptions, which consist primarily of postage, costs to produce direct-mail solicitation materials and other costs to attract and renew subscribers, are deferred and amortized over the period during which the future benefits are expected to be received. This is consistent with the provisions of Statement of Position 93-7, Reporting on Advertising Costs. See Note J.

   Programming Costs and Amortization: Programming costs include original programming and film acquisition costs, which are capitalized and amortized. The portion of original programming costs assigned to the domestic pay television market is principally amortized on the straight-line method over three years. The portion of original programming costs assigned to each of the worldwide home video and international television markets are amortized using the individual-film-forecast-computation method. Film acquisition costs are assigned to domestic and international markets as appropriate, and are amortized principally on the straight-line method over the license term, generally three years, and the premiere schedule, respectively. Management believes that these methods provide a reasonable matching of expenses with total estimated revenues over the periods that revenues associated with films and programs are expected to be realized. Film and program amortization is adjusted periodically to reflect changes in the estimates of amounts of related future revenues. Film and program costs are stated at the lower of unamortized cost or estimated net realizable value as determined on a specific identification basis. Based on management's estimate of future total gross revenues as of December 31, 1998, substantially all unamortized programming costs applicable to released programs are expected to be amortized during the next three years. See Note I.

   Intangible Assets: Trademark acquisition costs are capitalized and amortized on the straight-line method over 40 years. Trademark and copyright defense, registration and/or renewal costs are capitalized and amortized on the straight-line method over 15 years. Other intangible assets are comprised substantially of goodwill, which is amortized generally over 40 years. Accumulated amortization of intangible assets was $12,800,000 and $14,546,000 at December 31, 1997 and 1998, respectively.

   Income (Loss) per Common Share: During the transition period, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("Statement 128"). Statement 128 simplifies the previous standards for computing EPS and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. See Note E.

   Foreign Exchange Forward Contracts: The Company utilizes forward contracts to minimize the impact of currency movements on royalties received and certain payments denominated primarily in Japanese yen and German marks. The terms of these contracts are generally one year or less. Gains and losses related to these agreements are recorded in operating results as part of, and concurrent with, the transaction. As of December 31, 1997 and 1998, the Company had approximately $1,025,000 and $2,155,000, respectively, in outstanding contracts. At their respective balance sheet dates, the difference between these contracts' values and the fair market value of these instruments in the aggregate was not material.

   Minority Interest: The Company owns a majority interest in VIPress, publisher of the Polish edition of Playboy magazine. The financial statements of VIPress are included in the Company's financial statements. The minority interest in the results of operations is included in nonoperating income or expense in the Consolidated Statements of Operations and the minority interest in the equity of VIPress is included in "Noncurrent liabilities" in the Consolidated Balance Sheets.

   Foreign Currency Translation: Assets and liabilities in foreign currencies are translated into U.S. dollars at the exchange rate existing at the balance sheet date. The net exchange differences resulting from these translations are recorded as a separate component of shareholders' equity. Revenues and expenses are translated at average rates for the period.

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

   New Accounting Pronouncements: The Company will adopt the provisions of Statement 133, Accounting for Derivative Instruments and Hedging Activities, for financial statements issued for fiscal years beginning after June 15, 1999. Statement 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. Management is evaluating the effect that adoption of Statement 133 will have on the Company's financial statements.

(B) GAIN ON SALE OF INVESTMENT

   The Company owned a 20% interest and had an option to acquire the remaining 80% interest in duPont Publishing, Inc. at a price based on fair market value as of December 31, 1999.

   On December 31, 1998, the Company sold back to duPont the shares of duPont's common stock owned by the Company. Sale proceeds were $5,000,000, which consisted of $500,000 of cash and a $4,500,000 promissory note bearing interest at the prime rate, which was paid on January 4, 1999. The Company realized a gain before and after income taxes of $4,272,000 on the sale. There was no income tax effect related to this gain due to the application of a capital loss carryforward.

(C) INCOME TAXES

   The income tax provision (benefit) consisted of the following (in thousands):

                                 Fiscal Year Fiscal Year Six Months Fiscal Year
                                    Ended       Ended      Ended       Ended
                                   6/30/96     6/30/97    12/31/97   12/31/98
                                 ----------- ----------- ---------- -----------
Current:
  Federal.......................   $  241      $   354     $   --     $  208
  State.........................       67          501        180        557
  Foreign.......................    1,490        1,721        747      1,747
                                   ------      -------     ------     ------
    Total current...............    1,798        2,576        927      2,512
                                   ------      -------     ------     ------
Deferred:
  Federal.......................    2,399       (9,954)       457         35
  State.........................       --           --         --         --
  Foreign.......................       --           --         --         --
                                   ------      -------     ------     ------
    Total deferred..............    2,399       (9,954)       457         35
                                   ------      -------     ------     ------
Benefit of stock compensation
 recorded
 in capital in excess of par
 value..........................       --          735        210        158
Benefit recorded as part of
 cumulative
 effect of change in accounting
 principle......................       --           --        554         --
                                   ------      -------     ------     ------
Total income tax provision
 (benefit)......................   $4,197      $(6,643)    $2,148     $2,705
                                   ======      =======     ======     ======

   The income tax provision (benefit) differed from a provision computed at the U.S. statutory tax rate as follows (in thousands):

                                 Fiscal Year Fiscal Year Six Months Fiscal Year
                                    Ended       Ended      Ended       Ended
                                   6/30/96     6/30/97    12/31/97   12/31/98
                                 ----------- ----------- ---------- -----------
Statutory rate tax provision....   $2,871     $  5,163     $1,459     $ 2,459
Increase (decrease) in taxes
 resulting from:
 Foreign withholding tax on
  licensing income..............    1,448        1,452        747       1,368
 Foreign income tax in excess of
  statutory rates...............       --           --         --         127
 State income taxes.............       67          501        180         557
 Nondeductible expenses.........      129          342        180         399
 Reduction in valuation
  allowance.....................       --      (13,486)        --      (1,543)
 Tax benefit of foreign taxes
  paid or accrued...............     (356)        (538)      (328)       (465)
 Effect of rate increase........       --           --         --        (225)
 Other..........................       38          (77)       (90)         28
                                   ------     --------     ------     -------
Total income tax provision
 (benefit)......................   $4,197     $ (6,643)    $2,148     $ 2,705
                                   ======     ========     ======     =======

   The U.S. statutory tax rate applicable to the Company for fiscal years 1996 and 1997, the transition period and fiscal year 1998 was 34%, 35%, 34% and 35%, respectively.

   Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to apply in the years in which the temporary differences are expected to reverse.

   At June 30, 1997, the Company evaluated its NOLs and other deferred tax assets and liabilities in relation to the Company's recent earnings history and its projected future earnings. As a result of this review, the Company reduced the valuation allowance balance by $13.5 million as a result of reevaluating the realizability of the deferred tax assets in future years.

   The significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 1997 and 1998 are presented below (in thousands):

                                                    Dec. 31,    Net    Dec. 31,
                                                      1997    Change     1998
                                                    --------  -------  --------
Deferred tax assets:
 Net operating loss carryforwards.................. $  7,901  $(2,929) $  4,972
 Capital loss carryforwards........................   10,512   (1,598)    8,914
 Tax credit carryforwards..........................    8,976    1,373    10,349
 Other deductible temporary differences............   11,244    1,779    13,023
                                                    --------  -------  --------
  Total deferred tax assets........................   38,633   (1,375)   37,258
  Valuation allowance..............................  (16,504)   1,066   (15,438)
                                                    --------  -------  --------
    Deferred tax assets............................   22,129     (309)   21,820
                                                    --------  -------  --------
Deferred tax liabilities:
 Deferred subscription acquisition costs...........   (4,514)     244    (4,270)
 Other taxable temporary differences...............   (3,646)      30    (3,616)
                                                    --------  -------  --------
    Deferred tax liabilities.......................   (8,160)     274    (7,886)
                                                    --------  -------  --------
Net deferred tax assets............................ $ 13,969  $   (35) $ 13,934
                                                    ========  =======  ========

   In the Consolidated Balance Sheet at December 31, 1997, $0.3 million of the $14.0 million net deferred tax asset is included in "Other current assets" and $13.7 million is segregated as "Net deferred tax assets." In the Consolidated Balance Sheet at December 31, 1998, $7.4 million of the $13.9 million net deferred tax asset is included in "Other current assets" and $6.5 million is segregated as "Net deferred tax assets."

   In addition to the federal tax benefits in the table above, the Company has NOLs available in various states, none of which are reflected in the net deferred tax assets in the Consolidated Balance Sheets at December 31, 1997 and 1998.

   Realization of the net deferred tax asset is dependent upon the Company's ability to generate taxable income in future years. The recognition of benefits in the financial statements is based upon projections by management of future operating income and the anticipated reversal of temporary differences that will result in taxable income. Projections of future earnings were based on adjusted historical earnings.

   In order to fully realize the net deferred tax asset of $13.9 million at December 31, 1998, the Company will need to generate future taxable income of approximately $39.7 million prior to the expiration of the Company's NOLs. Management believes that it is more likely than not that the required amount of such taxable income will be realized. Management will periodically reconsider the assumptions utilized in the projection of future earnings and, if warranted, increase or decrease the amount of deferred tax assets through an adjustment to the valuation allowance.

   At December 31, 1998, the Company had NOLs of $14.2 million with $11.7 million expiring in 2009 and $2.5 million expiring in 2012. The Company had capital loss carryforwards of $25.5 million expiring in 1999. In addition, foreign tax credit carryforwards of $7.9 million, investment tax credit carryforwards of $1.4 million and minimum tax credit carryforwards of $1.1 million are available to reduce future U.S. federal income taxes. The foreign tax credit carryforwards expire in 1999 through 2003 and the investment tax credit carryforwards expire in 1999 through 2001. The minimum tax credit carryforwards have no expiration.

(D) CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

   A $1,077,000 charge, net of an income tax benefit of $554,000, was reported in the transition period as "Cumulative effect of change in accounting principle" as a result of the Company's change in accounting for certain start-up costs to conform to the accounting required by SOP 98-5, Reporting on the Costs of Start-Up Activities. This statement requires the expense recognition, as opposed to capitalization, of costs related to start-up activities. The expenses were primarily related to development costs of casino gaming ventures that had previously been capitalized prior to July 1, 1997, the date of the Company's early adoption. The impact of this change in accounting principle on operating income in the transition period resulted in expenses of $576,000.

   Pro forma amounts, assuming SOP 98-5 was applied beginning in fiscal year 1996, follow with comparisons to actual results (in thousands, except per share amounts):

                                            Fiscal Year Fiscal Year Six Months
                                               Ended       Ended      Ended
                                              6/30/96     6/30/97    12/31/97
                                            ----------- ----------- ----------
Income before cumulative effect of
 change in accounting principle
  As reported..............................   $4,252      $21,394     $2,142
  Pro forma................................    4,179       20,857      2,142
Net income
  As reported..............................    4,252       21,394      1,065
  Pro forma................................    4,179       20,857      2,142
Income per common share before
 cumulative effect of change in accounting
 principle
  Basic, as reported.......................     0.21         1.05       0.10
  Basic, pro forma.........................     0.21         1.03       0.10
  Diluted, as reported.....................     0.21         1.03       0.10
  Diluted, pro forma.......................     0.21         1.01       0.10
Net income per common share
  Basic, as reported.......................     0.21         1.05       0.05
  Basic, pro forma.........................     0.21         1.03       0.10
  Diluted, as reported.....................     0.21         1.03       0.05
  Diluted, pro forma.......................   $ 0.21      $  1.01     $ 0.10

(E) INCOME (LOSS) PER COMMON SHARE

   The following table sets forth the computation of basic and diluted EPS (in thousands, except per share amounts):

                                              Fiscal  Fiscal    Six     Fiscal
                                               Year    Year    Months    Year
                                               Ended   Ended   Ended    Ended
                                              6/30/96 6/30/97 12/31/97 12/31/98
                                              ------- ------- -------- --------
Numerator:
  For basic and diluted EPS--income (loss)
   available to common shareholders:
    Income before cumulative effect of change
     in accounting principle................. $4,252  $21,394  $2,142   $4,320
    Cumulative effect of change in accounting
     principle (net of tax benefit)..........     --       --  (1,077)      --
                                              ------  -------  ------   ------
    Net income............................... $4,252  $21,394  $1,065   $4,320
                                              ======  =======  ======   ======
Denominator:
  Denominator for basic EPS--weighted-average
   shares.................................... 20,014   20,318  20,487   20,548
                                              ------  -------  ------   ------
  Effect of dilutive potential common shares:
    Stock options............................    217      315     331      488
    Nonvested restricted stock awards........     30       61      --       --
                                              ------  -------  ------   ------
      Dilutive potential common shares.......    247      376     331      488
                                              ------  -------  ------   ------
  Denominator for diluted EPS--adjusted
   weighted-average shares................... 20,261   20,694  20,818   21,036
                                              ======  =======  ======   ======
Basic EPS
  Income before cumulative effect of change
   in accounting principle................... $ 0.21  $  1.05  $ 0.10   $ 0.21
  Cumulative effect of change in accounting
   principle (net of tax benefit)............     --       --   (0.05)      --
                                              ------  -------  ------   ------
  Net income................................. $ 0.21  $  1.05  $ 0.05   $ 0.21
                                              ======  =======  ======   ======
Diluted EPS
  Income before cumulative effect of change
   in accounting principle................... $ 0.21  $  1.03  $ 0.10   $ 0.21
  Cumulative effect of change in accounting
   principle (net of tax benefit)............     --       --   (0.05)      --
                                              ------  -------  ------   ------
  Net income................................. $ 0.21  $  1.03  $ 0.05   $ 0.21
                                              ======  =======  ======   ======

   During the fiscal year ended December 31, 1998, approximately 340,000 weighted-average shares of Class B restricted stock awards outstanding were not included in the computation of diluted EPS as the operating income objectives applicable to these restricted awards were not met during that period. Additionally, options to purchase approximately 115,000 weighted-average shares of Class B common stock were outstanding during fiscal year 1998 but were not included in the computation of diluted EPS as the options' exercise prices were greater than the average market price of the Class B common stock, the effect of which was antidilutive. For additional disclosure regarding the Company's stock plans, see Note N.

(F) COMPREHENSIVE INCOME

   During fiscal year 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("Statement 130"). Statement 130 requires that the Company disclose comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that encompasses net income and all other non-shareholder changes in equity (other comprehensive income or loss).

   The following sets forth the components of other comprehensive loss, and the related income tax benefit allocated to each item (in thousands):

                         Fiscal  Fiscal    Six     Fiscal
                          Year    Year    Months    Year
                          Ended   Ended   Ended    Ended
                         6/30/96 6/30/97 12/31/97 12/31/98
                         ------- ------- -------- --------
Foreign currency
 translation adjustment
 (1)...................   $(11)   $(37)    $(37)    $ (4)
Unrealized loss on
 marketable securities
 (2)...................   $ --    $ --     $ --     $(21)
                          ----    ----     ----     ----

--------
(1) Net of a related tax benefit of $6,000, $20,000, $20,000 and $2,000 for fiscal years 1996 and 1997, the transition period and fiscal year 1998, respectively.
(2) Net of a related tax benefit of $11,000 for fiscal year 1998.

(G) MARKETABLE SECURITIES

   Marketable securities, purchased in connection with the Company's Deferred Compensation Plans, at December 31, 1998 consisted of the following (in thousands):

                                                       Gross      Gross
                                                     Unrealized Unrealized
                                                      Holding    Holding   Fair
                                                Cost   Gains      Losses   Value
                                                ---- ---------- ---------- -----
Equity Securities.............................. $537    $--        $32     $505
                                                ----    ---        ---     ----

(H) INVENTORIES

   Inventories consisted of the following (in thousands):

                                                                 Dec.    Dec.
                                                                  31,     31,
                                                                 1997    1998
                                                                ------- -------
Paper.......................................................... $ 7,573 $ 8,277
Editorial and other prepublication costs.......................   6,002   6,052
Merchandise finished goods.....................................  11,801  11,356
                                                                ------- -------
Total inventories.............................................. $25,376 $25,685
                                                                ======= =======

(I) PROGRAMMING COSTS

   Current programming costs consisted of the following (in thousands):

                                                                 Dec.    Dec.
                                                                  31,     31,
                                                                 1997    1998
                                                                ------- -------
Released, less amortization.................................... $32,601 $34,573
Completed, not yet released....................................   8,903   8,769
                                                                ------- -------
Total current programming costs................................ $41,504 $43,342
                                                                ======= =======

   Noncurrent programming costs of $8.3 million and $6.0 million at December 31, 1997 and 1998, respectively, consisted of programs in the process of production.

(J) ADVERTISING COSTS

   The Company expenses advertising costs as incurred, except for direct-response advertising. Direct-response advertising consists primarily of costs associated with the promotion of magazine subscriptions, principally the production of direct-mail solicitation materials and postage, and the distribution of catalogs for use in the Catalog Group. The capitalized direct-response advertising costs are amortized over the period during which the future benefits are expected to be received, principally six to 12 months.

   At December 31, 1997 and 1998, advertising costs of $9.1 million and $9.9 million, respectively, were deferred and included in "Deferred subscription acquisition costs" and "Other current assets" in the Consolidated Balance Sheets. For fiscal years 1996 and 1997, the transition period and fiscal year 1998, the Company's advertising expense was $44.3 million, $46.2 million, $23.9 million and $49.5 million, respectively.

(K) FINANCING OBLIGATIONS

   The final principal payment of long-term debt was paid in October 1997 in the amount of $350,000.

   At December 31, 1997, the Company had a $35.0 million revolving credit agreement with two domestic banks, which expired in March 1999. In December 1998, the credit agreement was amended to increase the line to $40.0 million, while all other terms and conditions remained the same. The credit agreement provided for interest based on fixed spreads over specified index rates and for commitment fees based on a combination of the unused portion of the total line of credit and cash balances. The credit agreement, which covered short-term borrowings and the issuance of letters of credit, was collateralized by substantially all of the Company's assets and required the Company to maintain financial covenants pertaining to net worth, leverage and cash flow. Additionally, there were limitations on other indebtedness and investments, and cash dividends were prohibited. The carrying value of these borrowings approximated the fair market value of the debt. See Note W "Subsequent Events."

   At December 31, 1997, short-term borrowings of $10.0 million and a letter of credit of $0.4 million were outstanding compared to short-term borrowings and a letter of credit outstanding at December 31, 1998 of $29.8 million and $0.2 million, respectively. The weighted average interest rates on the short-term borrowings outstanding at December 31, 1997 and 1998 were 8.04% and 7.16%, respectively.

(L) DISCONTINUED OPERATIONS

   In the early 1980's, the Company discontinued its resort hotel operations, and the related liabilities have been segregated in the Consolidated Balance Sheets at December 31, 1997 and 1998 as "Reserves for losses on disposals of discontinued operations." In January 1993, the Company received a General Notice from the EPA as a PRP in connection with a site identified as the Southern Lakes Trap & Skeet Club, located at the Resort, formerly owned by a subsidiary of the Company. The Resort was sold by the Company's subsidiary to LG Americana-GKP Joint Venture in 1982. Two other entities were also identified as PRPs in the notice. The notice related to actions that may be ordered taken by the EPA to sample for and remove contamination in soils and sediments, purportedly caused by skeet shooting activities at the Resort property. On September 10, 1998, the Company entered into a consent decree settling this matter, which was entered by the Wisconsin District Court on November 25, 1998. The Company had established adequate reserves to cover its $0.5 million share of the cost (based on an agreement with one of the other PRPs) of the agreed upon remediation, which was paid in December 1998.

(M) CONTINGENCIES

   Playboy TV's cable programming is delivered primarily through a communications satellite transponder. The Company's current transponder lease, effective January 1, 1993, contains protections typical in the industry against transponder failure, including access to spare transponders. Access to the transponder may be denied under certain narrowly defined circumstances relating to violations of law or threats to revoke the license of the satellite owner to operate the satellite based on programming content. The Company has the right, however, to challenge any such denial and believes that the transponder will continue to be available to it through the end of the expected life of the satellite (currently estimated to be 2004). The Company's current lease term expires October 30, 2001 and can be renewed for an additional three years. Material limitations on the Company's access to cable systems or satellite transponder capacity could materially adversely affect the Company's operating performance. There have been no instances in which the Company has been denied access to the transponder it leases.

   In February 1996, the Company filed suit challenging Section 505, which, among other things, regulates the cable transmission of adult programming, such as the Company's domestic pay television programs. Enforcement of Section 505 commenced May 18, 1997. The Company's full case on the merits was heard by the Delaware District Court in March 1998. In December 1998, the Delaware District Court unanimously declared Section 505 unconstitutional. Even though the defendants have appealed this judgment, the ruling gives cable systems the right to resume 24-hour broadcast of adult services so long as cable systems comply with, and consumers are made aware of, the "blocking on request" requirement of Section 504. Management believes that the effect of Section 505 on the Company's financial performance may continue until the case is finally decided.

(N) STOCK PLANS

   The Company presently has three plans under which stock options or shares may be granted: the 1991 Non-Qualified Stock Option Plan for Non-Employee Directors (the "1991 Directors' Plan"), the Amended and Restated 1995 Stock Incentive Plan for key employees (the "1995 Stock Incentive Plan") and the 1997 Equity Plan for Non-Employee Directors of Playboy Enterprises, Inc., as Amended (the "1997 Directors' Plan"). Previously, stock options were also granted under the 1989 Stock Option Plan (the "1989 Option Plan"). There are no shares available for future grant under this plan.

   The 1989 Option Plan authorized the grant of nonqualified stock options to key employees to purchase up to 342,500 shares of Class A common stock ("Class A stock") and 1,027,500 shares of Class B common stock ("Class B stock") at a price that was equal to the fair market value at date of grant. The remaining 103,000 Class B shares available for future grants under the 1989 Option Plan were transferred into the 1995 Stock Incentive Plan and the remaining 175,100 Class A shares that were not yet granted were canceled.

   The 1991 Directors' Plan provides for the grant of nonqualified stock options to each nonemployee director to purchase shares of Class B stock at a price that is equal to the fair market value at date of grant. Options to purchase an aggregate of 80,000 shares of Class B stock may be granted under the 1991 Directors' Plan.

   The 1995 Stock Incentive Plan provides for the grant of nonqualified and incentive stock options, shares of restricted stock and deferred stock and other performance-based equity awards. Non-Qualified Stock Option, Incentive Stock Option and Restricted Stock Agreements are presently outstanding under the 1995 Stock Incentive Plan. At December 31, 1998, a total of 1,803,000 shares of Class B stock were authorized under the 1995 Stock Incentive Plan, which includes the previously mentioned 103,000 shares that were transferred from the 1989 Option Plan. The Non-Qualified and Incentive Stock Option Agreements authorize the grant of options to key employees to purchase shares of Class B stock at a price that is not less than the fair market value at date of grant. The Restricted Stock Agreements provide for the issuance of Class B stock to key employees subject to certain restrictions that lapse upon the Company meeting specified operating income objectives pertaining to a fiscal year. Such operating income objectives are set at $7.5 million, $10.0 million, $15.0 million and $20.0 million, after related expenses. However, vesting requirements for certain restricted stock grants will lapse automatically for any remaining restricted stock, generally 10 years from the date awarded. The first two operating income objectives of $7.5 million and $10.0 million were met in fiscal years 1996 and 1997, respectively, and 121,564 and 115,939 shares of restricted stock vested in August 1996 and

1997, respectively. The remaining two operating income objectives of $15.0 million and $20.0 million have not been met as of December 31, 1998, and, as a result, no additional shares of restricted stock have vested and thus no related compensation expense has been recognized. Compensation expense recognized in fiscal years 1996 and 1997 in connection with the 1995 Stock Incentive Plan was $972,000 and $1,078,000, respectively.

   In November 1996, the Board authorized the grant of nonqualified stock options to purchase a total of 20,000 shares of the Company's Class B stock to two nonemployee directors under no specific plan (the "Board Grant"). The resolution provided for the grant of these options at a price equal to the fair market value at date of grant.

   The 1997 Directors' Plan authorizes the issuance of a total of 200,000 shares of Class B stock and (a) authorizes the grant of stock options, shares of restricted stock and stock awards to nonemployee directors of the Company,
(b) provides for the receipt by such directors of all compensation (other than deferred compensation) paid to them for attendance at Board and committee meetings in the form of shares of Class B stock, and (c) authorizes such directors to elect to receive up to 100% of their annual retainer in the form of shares of Class B stock. The exercise price of options granted to nonemployee directors under the 1997 Directors' Plan must equal or exceed the fair market value at date of grant. As of December 31, 1998, Class B stock had been granted as restricted stock awards and issued as payment to the members of the Board for attendance at Board and committee meetings under the 1997 Directors' Plan. The restricted stock awards are subject to certain restrictions that lapse upon the Company meeting specified operating income objectives pertaining to a fiscal year. Such operating income objectives are set at $15.0 million and $20.0 million, after related expenses, upon attainment of which the restrictions lapse as to 30% and 70% of the shares of restricted stock, respectively. However, vesting requirements for the restricted stock grants will lapse automatically for any remaining restricted stock, generally 10 years from the date awarded. As previously discussed, the operating income objectives of $15.0 million and $20.0 million have not been met as of December 31, 1998, and, as a result, no shares of restricted stock have vested and thus no related compensation expense has been recognized in connection with the 1997 Directors' Plan.

   Stock options under all of the plans discussed above are generally for a term of 10 years and are generally exercisable in cumulative annual installments of 25% each year, beginning on the first anniversary of the date such options were initially granted. At December 31, 1998, options to purchase 115,000 shares of Class A stock and 637,750 shares of Class B stock were exercisable under the 1989 Option Plan, options to purchase 32,500 shares of Class B stock were exercisable under the 1991 Directors' Plan, options to purchase 353,750 shares of Class B stock were exercisable under the 1995 Stock Incentive Plan and options to purchase 10,000 shares of Class B stock were exercisable under the Board Grant. The Board has reserved treasury shares for issuance upon exercise of options under the 1989 Option Plan and the Board Grant. Shares issued upon exercise of options granted or shares awarded under the 1991 Directors' Plan, the 1995 Stock Incentive Plan and the 1997 Directors' Plan may be either treasury shares or newly issued shares. At December 31, 1998, a total of 516,702 shares of Class B stock were available for future grants under the 1991 Directors' Plan, the 1995 Stock Incentive Plan and the 1997 Directors' Plan combined. Stock option transactions are summarized as follows:

Stock Options Outstanding

                                                             Weighted Average
                                              Shares          Exercise Price
                                         ------------------  ------------------
                                         Class A   Class B   Class A   Class B
                                         -------  ---------  --------  --------
Outstanding at June 30, 1995............ 150,000  1,308,750      6.29       7.59
Granted.................................      --     40,000        --       9.31
Exercised............................... (35,000)  (159,750)     4.88       4.84
Canceled................................      --    (42,500)       --       9.13
                                         -------  ---------
Outstanding at June 30, 1996............ 115,000  1,146,500      6.72       7.97
Granted.................................      --    477,500        --      13.87
Exercised...............................      --    (57,500)       --       7.55
Canceled................................      --    (51,250)       --      12.72
                                         -------  ---------
Outstanding at June 30, 1997............ 115,000  1,515,250      6.72       9.74
Granted.................................      --     70,000        --      15.03
Exercised...............................      --    (15,000)       --       7.96
Canceled................................      --         --        --         --
                                         -------  ---------
Outstanding at December 31, 1997........ 115,000  1,570,250      6.72       9.99
Granted.................................      --    167,500        --      16.15
Exercised...............................      --    (76,250)       --      10.96
Canceled................................      --   (140,000)       --      13.60
                                         -------  ---------
Outstanding at December 31, 1998........ 115,000  1,521,500      6.72      10.29
                                         =======  =========   =======   ========

   The weighted average exercise prices for Class A and Class B exercisable options at June 30, 1996 were $6.72 and $7.36, respectively, and at June 30, 1997 were $6.72 and $7.59, respectively. The weighted average exercise prices for Class A and Class B exercisable options at December 31, 1997 were $6.72 and $8.00, respectively. The following table summarizes information regarding stock options at December 31, 1998:

                              Options Outstanding  Options Exercisable
                             --------------------- --------------------
                                         Weighted  Weighted             Weighted
                                          Average  Average              Average
Range of                       Number    Remaining Exercise   Number    Exercise
Exercise Prices              Outstanding   Life     Price   Exercisable  Price
---------------              ----------- --------- -------- ----------- --------
Class A
$6.69-$7.38.................    115,000    1.15      6.72      115,000    6.72
Class B
$5.38-$9.38.................    960,165    3.50      7.82      877,373    7.67
$10.31-$13.31...............    116,335    5.56     11.36       56,627   10.95
$13.63-$17.69...............    445,000    8.40     15.33      100,000   14.79
                              ---------    ----     -----    ---------   -----
Total Class B...............  1,521,500    5.09     10.29    1,034,000    8.54

   The following table summarizes transactions related to restricted stock awards:

Restricted Stock Awards Outstanding

                                                                       Class B
                                                                       --------
Outstanding at June 30, 1995..........................................  516,250
Awarded...............................................................   20,000
Vested................................................................       --
Canceled..............................................................  (50,000)
                                                                       --------
Outstanding at June 30, 1996..........................................  486,250
Awarded...............................................................   68,750
Vested................................................................ (121,564)
Canceled..............................................................  (28,125)
                                                                       --------
Outstanding at June 30, 1997..........................................  405,311
Awarded...............................................................   37,500
Vested................................................................ (115,939)
Canceled..............................................................       --
                                                                       --------
Outstanding at December 31, 1997......................................  326,872
Awarded...............................................................   46,250
Vested................................................................       --
Canceled..............................................................  (42,500)
                                                                       --------
Outstanding at December 31, 1998......................................  330,622
                                                                       ========

   Effective July 1, 1996, the Company established an Employee Stock Purchase Plan (the "Purchase Plan") to provide substantially all regular full- and part-time employees an opportunity to purchase shares of its Class B stock through payroll deductions up to the lower of 10% of base salary, or $25,000 of fair market value of Class B stock per calendar year (as required by the Internal Revenue Service). The funds are withheld and then used to acquire stock on the last trading day of each quarter, based on the closing price less a 15% discount. Under the Purchase Plan, shares issued upon purchase may be either treasury shares or newly issued shares. At December 31, 1998, an aggregate of 50,000 shares of Class B stock have been authorized under the Purchase Plan, of which a total of approximately 41,500 have been sold to employees.

   Stock options are accounted for under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, no compensation expense has been recognized related to these options. Under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement 123"), compensation expense is measured at the grant date based on the fair value of the award and is recognized over the vesting period. The Company has adopted the disclosure-only provisions of Statement 123. Had compensation expense for these options been determined consistent with Statement 123, the Company's net income and basic and diluted EPS would have been reduced to the following pro forma amounts (in thousands, except per share amounts):

                                  Fiscal Year Fiscal Year Six Months Fiscal Year
                                     Ended       Ended      Ended       Ended
                                    6/30/96*    6/30/97*   12/31/97*  12/31/98
                                  ----------- ----------- ---------- -----------
Net income
  As reported....................   $4,252      $21,394     $1,065     $4,320
  Pro forma......................    4,227       21,008        658      3,194
Basic EPS
  As reported....................     0.21         1.05       0.05       0.21
  Pro forma......................     0.21         1.03       0.03       0.16
Diluted EPS
  As reported....................     0.21         1.03       0.05       0.21
  Pro forma......................   $ 0.21      $  1.02     $ 0.03     $ 0.15
                                    ------      -------     ------     ------

* Certain reclassifications have been made to conform to the current presentation.

   The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                          Fiscal Year Fiscal Year Six Months Fiscal Year
                             Ended       Ended      Ended       Ended
                            6/30/96     6/30/97    12/31/97   12/31/98
                          ----------- ----------- ---------- -----------
Risk-free interest rate.      5.98%       6.56%      6.14%       5.63%
Expected stock price
 volatility.............     40.00%      40.00%     40.07%      41.47%
Expected dividend yield.        --          --         --          --
                             -----       -----      -----       -----

   For fiscal years 1996 and 1997, the transition period and fiscal year 1998, an expected life of six years was used for all of the stock options except one as noted below, and the weighted average fair value of options granted was $4.55, $6.87, $7.35 and $7.91, respectively. For one incentive stock option granted in fiscal year 1997 with a shorter term, an expected life of five years was used, and the weighted average fair value of that option was $6.17. For fiscal years 1996 and 1997, the transition period and fiscal year 1998, the weighted average fair value of restricted stock awarded was $8.88, $13.67, $14.05 and $16.14, respectively.

   The pro forma effect on net income for fiscal years 1996 and 1997, the transition period and fiscal year 1998 may not be representative of the pro forma effect on net income in future years as the Statement 123 method of accounting for pro forma compensation expense has not been applied to options granted prior to July 1, 1995.

(O) ACQUISITIONS

   On March 29, 1996, the Company acquired an additional 45% interest in VIPress, publisher of the Polish edition of Playboy magazine, for approximately $315,000, including approximately $85,000 in acquisition costs. Subsequent to this purchase, the Company owned 90% of the capital stock of VIPress. The acquisition was accounted for under the purchase method and, accordingly, the results of VIPress since the date of acquisition have been included in the Company's Consolidated Statements of Operations. Prior to acquiring the additional 45% interest, the investment was accounted for under the equity method and, as such, the Company's proportionate share of net income or loss from VIPress prior to the acquisition was included in nonoperating income or expense. The acquisition resulted in goodwill of approximately $106,000 which is being amortized over five years. The Company's interest in VIPress may be reduced to a minimum of 80% by the end of fiscal year 2000 as a result of shares that may be sold for a nominal amount to two managing minority partners under an incentive plan that requires certain performance objectives to be met. At December 31, 1998, the Company's interest in VIPress was 84%. Pro forma results reflecting this acquisition, assuming it had been made at the beginning of fiscal year 1996, would not be materially different from the results reported.

(P) CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash paid for interest and income taxes was as follows (in thousands):

                                  Fiscal Year Fiscal Year Six Months Fiscal Year
                                     Ended       Ended      Ended       Ended
                                    6/30/96     6/30/97    12/31/97   12/31/98
                                  ----------- ----------- ---------- -----------
Interest.........................   $  610      $  480      $  268     $1,505
Income taxes.....................   $1,851      $2,293      $1,545     $2,367
                                    ------      ------      ------     ------

   During the fiscal year ended December 31, 1998, the Company had noncash investing activities related to the sale of an investment. See Note B.

(Q) LEASE COMMITMENTS

   The Company's principal lease commitments are for office space, a satellite transponder used in its domestic pay television operations, and furniture and equipment. The office leases provide for the Company's payment of its proportionate share of operating expenses and real estate taxes in addition to monthly base rent.

   The Company's corporate headquarters located in Chicago were under terms of a 15-year lease, which commenced September 1, 1989. In August 1996, the Company renegotiated this lease on more favorable terms, including a lower base rent which results in savings of approximately $2.0 million over the original term of the lease, combined with the Company obtaining certain expansion options in the building. Further, the lease term was extended three years to 2007, with a renewal option for an additional five years. The Company exercised its options to expand in July 1998 due to growth of the Playboy Online Group. The Entertainment Group's Los Angeles principal office is under terms of a 10-year lease, which commenced April 1, 1992. The Publishing Group's New York office is under a lease with a term of approximately 11 years, which commenced April 1, 1993. The Publishing Group's Los Angeles photography studio is under terms of a 10-year lease, which commenced January 1, 1994. The Catalog Group's suburban Chicago operations facility is under terms of a 10 1/2 year lease, which commenced June 1, 1997. These leases provide for base rent abatements; however, rent expense is being charged to operations on a straight-line basis over the terms of the leases.

   The Company's lease for its current satellite transponder commenced January 1, 1993. This operating lease is for a term of approximately nine years and includes an end-of-lease purchase option.

   The Company leases certain furniture and equipment for use in its operations. The leases are for terms of two to five years and generally include end-of-lease purchase options.

   Rent expense for fiscal years 1996 and 1997, the transition period and fiscal year 1998 was $9,177,000, $9,611,000 $5,232,000 and $11,250,000,
respectively. There was no contingent rent expense or sublease income in any of these periods.

   The minimum commitments at December 31, 1998, under operating leases with noncancelable terms in excess of one year, were as follows (in thousands):

                                                                       Operating
Fiscal year ending December 31                                          Leases
------------------------------                                         ---------
1999..................................................................  $11,564
2000..................................................................   11,131
2001..................................................................    9,812
2002..................................................................    5,125
2003..................................................................    4,488
Later years...........................................................   11,056
                                                                        -------
Total minimum lease payments..........................................  $53,176
                                                                        =======

(R) SEGMENT INFORMATION

   During fiscal year 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("Statement 131"). Statement 131, which is based on the management approach to segment reporting, includes requirements to report selected segment information quarterly, and annual entity-wide disclosures related to products and services, geographic areas and major customers. The adoption of Statement 131 did not affect results of operations or financial position of the Company, but did affect the disclosure of segment information.

   The Company's six reportable segments are as follows: Publishing, Entertainment, Product Marketing, Catalog, Casino Gaming and Playboy Online. Publishing Group operations include the publication of Playboy magazine; other domestic publishing businesses, comprising newsstand specials, calendars and ancillary businesses; and the licensing of international editions of Playboy magazine. Entertainment Group operations include the production and marketing of programming through domestic Playboy TV, other domestic pay television, international television and worldwide home video businesses as well as the worldwide distribution of programming through AdulTVision and the production or co-production and distribution of feature films.

Product Marketing Group operations include licensing the manufacture, sale and distribution of consumer products carrying one or more of the Company's trademarks and the licensing of artwork owned by the Company. Catalog Group operations include the direct marketing of four catalogs: Critics' Choice Video, Collectors' Choice Music, Playboy and Spice. Casino Gaming Group operations include the development of casino gaming opportunities. Playboy Online Group operations include the development and operation of the Company's Internet sites, including Playboy.com, Playboy Cyber Club and e-commerce sites for the Company's catalogs.

   These reportable segments are based on the nature of the products offered. The chief operating decision maker of the Company evaluates performance and allocates resources based on several factors, of which the primary financial measure is segment operating results. The accounting policies of the reportable segments are the same as those described in Note A. The following table represents financial information by reportable segment:

                                        Fiscal    Fiscal     Six      Fiscal
                                         Year      Year     Months     Year
                                        Ended     Ended     Ended     Ended
(in thousands)                         6/30/96*  6/30/97*  12/31/97* 12/31/98
--------------                         --------  --------  --------  --------
Net Revenues (1)
Publishing............................ $131,800  $135,710  $ 66,329  $137,997
Entertainment.........................   64,826    74,716    37,356    91,049
Product Marketing.....................    7,125     7,968     4,199     7,081
Catalog...............................   71,634    75,391    39,340    74,393
Casino Gaming.........................       --        --        --        --
Playboy Online........................    1,202     2,838     2,317     7,098
                                       --------  --------  --------  --------
Total................................. $276,587  $296,623  $149,541  $317,618
                                       ========  ========  ========  ========
Income (Loss) Before Income Taxes and
 Cumulative Effect of Change in
 Accounting Principle
Publishing............................ $  9,041  $  8,665  $  3,898  $  6,332
Entertainment.........................    9,204    18,254     7,991    26,165
Product Marketing.....................    3,692     3,512     1,614       365
Catalog...............................    5,231     4,630     1,835     4,100
Casino Gaming.........................       --        --      (541)   (1,108)
Playboy Online........................      207      (113)     (943)   (6,528)
Corporate Administration and
 Promotion............................  (17,882)  (19,203)   (9,395)  (24,358)
Investment income.....................       88        73        50       127
Interest expense......................     (680)     (427)     (289)   (1,551)
Gain on sale of investment............       --        --        --     4,272
Other, net............................     (452)     (640)       70      (791)
                                       --------  --------  --------  --------
Total................................. $  8,449  $ 14,751  $  4,290  $  7,025
                                       ========  ========  ========  ========
Identifiable Assets (2) (3)
Publishing............................ $ 41,353  $ 37,974  $ 46,579  $ 50,400
Entertainment.........................   57,947    72,251    71,353    85,783
Product Marketing.....................    5,196     6,404     6,589     5,764
Catalog...............................   12,542    15,338    18,931    17,871
Casino Gaming.........................    2,499     2,936     1,863     4,416
Playboy Online........................      432       704       636     1,282
Corporate Administration and
 Promotion............................   30,900    39,935    39,996    46,591
                                       --------  --------  --------  --------
Total................................. $150,869  $175,542  $185,947  $212,107
                                       ========  ========  ========  ========
Depreciation and Amortization (2) (4)
Publishing............................ $    967  $  1,046  $    325  $    641
Entertainment.........................   21,836    22,027    11,356    25,531
Product Marketing.....................      217       176        78       155
Catalog...............................      639       651       237       464
Casino Gaming.........................       --        --        --        --
Playboy Online........................       --        --        --        28
Corporate Administration and
 Promotion............................    2,682     2,573     1,009     2,193
                                       --------  --------  --------  --------
Total................................. $ 26,341  $ 26,473  $ 13,005  $ 29,012
                                       ========  ========  ========  ========

*Certain reclassifications have been made to conform to the current presentation.

--------
(1) Net revenues include revenues attributable to foreign countries of $35,932, $42,956, $21,292 and $45,231 in fiscal years 1996 and 1997, the transition period and fiscal year 1998, respectively. Revenues from individual foreign countries were not material. Revenues are attributed to countries based on the location of customers, except Product Marketing royalties where revenues are attributed based upon the location of licensees.
(2) Substantially all property and equipment and capital expenditures are reflected in Corporate Administration and Promotion; depreciation, however, is allocated to the reporting segments.
(3) Long-lived assets of the Company located in foreign countries were not material.
(4) Amounts include depreciation of property and equipment, amortization of intangible assets, expenses related to the 1995 Stock Incentive Plan and amortization of investments in entertainment programming.

(S) BENEFIT PLANS

   The Company's Employees Investment Savings Plan is a defined contribution plan consisting of two components, a profit sharing plan and a 401(k) plan. The profit sharing plan covers all employees who have completed 12 months of service of at least 1,000 hours. The Company's discretionary contribution to the profit sharing plan is distributed to each eligible employee's account in an amount equal to the ratio of each eligible employee's compensation, subject to Internal Revenue Service limitations, to the total compensation paid to all such employees. Contributions for fiscal years 1996 and 1997, the transition period and fiscal year 1998 were approximately $620,000, $1,035,000, $275,000 and $420,000, respectively.

   Eligibility for the 401(k) plan is either upon date of hire or after an employee has completed 12 months of service of at least 1,000 hours, depending on the employee's annual salary. The Company makes matching contributions to the 401(k) plan based on each participating employee's contributions and eligible compensation. In fiscal year 1996 the maximum matching contributions were 2 3/4%, and in fiscal year 1997, the transition period and fiscal year 1998, the maximum matching contributions were 3 1/2%, of each employee's eligible compensation, subject to Internal Revenue Service limitations. For fiscal year 1999, the maximum matching contribution will continue to be 3 1/2% of such compensation. The Company's matching contributions for fiscal years 1996 and 1997, the transition period and fiscal year 1998 related to this plan were approximately $630,000, $920,000, $455,000 and $1,015,000, respectively.

   The Company has two non-qualified Deferred Compensation Plans, which permit certain employees and nonemployee directors to annually elect to defer a portion of their compensation. The Deferred Compensation Plan for employees is available to approximately 80 of the Company's most highly compensated employees. The Board's Deferred Compensation Plan is available to nonemployee directors. Effective January 1, 1998, the Company amended both plans which, among other things, increased the maximum deferral percentages, added new investment alternatives, and added a Company match which applies to certain contributions made by employees. Employee participants can defer between 6% and 25% (in 1% increments) of salary, and up to 100% (in 10% increments) of payments due under executive incentive compensation plans or sales commissions. Directors receive annual retainers and meeting fees for their services. Directors may defer between 25% and 100% (in 25% increments) of their annual retainers, or they may be paid in cash, Class B stock, or in a combination thereof, at the director's option. Directors' meeting fees are paid in Class B stock, and can be deferred at the director's option. Amounts deferred under these plans are credited each quarter with (a) interest at a rate equal to the preceding quarter's average composite yield on corporate bonds as published by Moody's Investor's Service, Inc. or (b) earnings equal to the performance of selected mutual funds, depending on the participant's investment allocations. In addition, stock deferrals by the directors track the performance of the Company's Class B stock. A Company match is provided to employees who participate in the Deferred Compensation Plan, at a certain specified minimum level, and whose annual eligible earnings exceed the salary limitation contained in the 401(k) plan. All amounts deferred and earnings credited are 100% vested immediately and are general unsecured obligations of the Company. Such obligations totaled $1,722,000 and $2,580,000 at December 31, 1997 and 1998, respectively, and are included in "Noncurrent liabilities" in the Consolidated Balance Sheets.

(T) CABLE TELEVISION

   Effective April 1, 1986, the Company assumed marketing and distribution responsibilities for The Playboy Channel and other North American Playboy pay television products (the "Service") from its former distributor, Rainbow Programming Services Company ("Rainbow"). The termination agreement provided for the assignment to the Company of all distribution contracts with cable system operators and others that carried the Service.

   Under the termination agreement, Rainbow was to receive a monthly royalty of 5% of revenues received by the Company for the Service, subject to a minimum royalty based on number of subscribers, as long as the Service is in operation. These royalty payments were discontinued April 30, 1996, when the agreement ended. The agreement provided for noncompetition in the North American distribution and production of an adult-oriented pay television service by Rainbow as long as royalty payments were being made.

(U) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   The following is a summary of the unaudited quarterly results of operations for fiscal year 1997, the transition period and fiscal year 1998 (in thousands, except per share amounts):

                                    Quarters Ended                       Fiscal
                            ----------------------------------------      Year
Fiscal Year Ended June 30,   Sept.                                       Ended
1997                          30       Dec. 31    Mar. 31    June 30    6/30/97
--------------------------  -------    -------    -------    -------    --------
Net revenues............... $66,224    $79,779    $73,247    $77,373    $296,623
Gross profit...............   9,963     13,978     14,394     13,265      51,600
Operating income...........   2,429      5,265      4,667      3,384      15,745
Net income.................   1,037      2,825      2,510     15,022      21,394
Basic EPS..................    0.05       0.14       0.12       0.74        1.05
Diluted EPS................    0.05       0.14       0.12       0.72        1.03
Common stock price.........
  Class A high.............     14 7/8     12 1/2     15 5/8      15
  Class A low..............     12 1/4      9 5/8      9 1/2     10 7/8
  Class B high.............     15 1/4     12 3/4     16 3/8      16
  Class B low.............. $   12 1/8 $    9 1/2 $    9 3/8 $   11 1/4

                                              Quarters Ended
                                              ------------------      Six Months
                                               Sept.                    Ended
Six Months Ended December 31, 1997              30       Dec. 31       12/31/97
----------------------------------            -------    -------      ----------
Net revenues................................. $68,214    $81,327       $149,541
Gross profit.................................  11,121     11,762         22,883
Operating income.............................   2,328      2,131          4,459
Income before cumulative effect of change in
 accounting principle........................   1,095      1,047          2,142
Net income (loss)............................   1,095        (30)         1,065
Basic and diluted EPS........................
Income before cumulative effect of change in
 accounting principle........................    0.05       0.05           0.10
Net income...................................    0.05       0.00           0.05
Common stock price...........................
  Class A high...............................     13 7/8     15 1/8
  Class A low................................     10 3/8     12 3/16
  Class B high...............................     15 3/8     16 11/16
  Class B low................................ $   10 3/4 $   13 1/2

                                                                                Fiscal
                                     Quarters Ended                              Year
Fiscal Year Ended December  ----------------------------------------------      Ended
31, 1998                    Mar. 31      June 30      Sept. 30     Dec. 31     12/31/98
--------------------------  -------      -------      --------     -------     --------
Net revenues..............  $71,762      $77,820      $ 75,655     $92,381     $317,618
Gross profit..............   10,002       14,352         9,097      14,689       48,140
Operating income (loss)...    1,244        3,991        (2,442)      2,175        4,968
Net income (loss).........       60        2,079        (2,689)      4,870        4,320
Basic and diluted EPS.....     0.00         0.10         (0.13)       0.24         0.21
Common stock price........
  Class A high............      16 11/16     18 3/8         17         20 1/4
  Class A low.............      13 1/2       15 3/4        11 1/8       11
  Class B high............      17 13/16     19 11/16      18 3/4      22 7/16
  Class B low.............  $   14 5/8   $    17      $    12 3/16 $   11 7/8

   Net income for the quarter ended June 30, 1997 includes a federal income tax benefit of $13,486 related to net operating loss and tax credit carryforwards. See Note C.

   The net loss for the quarter ended December 31, 1997 includes a charge of $1,077 reported as "Cumulative effect of change in accounting principle" as a result of the Company's early adoption of SOP 98-5. See Note D.

   Net income for the quarter ended December 31, 1998 includes a gain on sale of investment of $4,272. See Note B.

(V) RELATED PARTIES

   The Company holds less than 20% interests in several investments in international ventures. During fiscal years 1996 and 1997, the transition period and fiscal year 1998, the Company sold approximately $0.7 million, $3.0 million, $2.0 million and $7.0 million, respectively, of entertainment programming to these ventures. As of December 31, 1997 and 1998, the Company had net receivables from these ventures of $1.5 million and $5.0 million, respectively.

(W) SUBSEQUENT EVENTS

   On March 15, 1999, the Company completed its acquisition of Spice, a leading provider of adult television entertainment. For each share of Spice common stock, stockholders of Spice received $3.60 in cash and 0.1133 shares of the Company's Class B stock. The total transaction value, including assumption of debt, was approximately $120 million. Spice stockholders also retained ownership of Directrix, Inc., a former subsidiary of Spice that owns Spice's digital operations center, an option to acquire Emerald Media, Inc. and certain rights to Spice's library of adult films.

   In connection with the Company's acquisition of Spice, the Company entered into a new credit agreement dated as of February 26, 1999 for borrowings of up to $150.0 million. The new agreement provided financing (a) to purchase all of the outstanding shares of Spice and to pay related acquisition costs, (b) to repay the existing debt of the Company and Spice, and (c) to fund future general working capital and investment needs.

   The new agreement consists of three components: a $40.0 million revolving credit facility with a $10.0 million letter of credit sublimit; a $35.0 million tranche A term loan; and a $75.0 million tranche B term loan. The revolving credit facility and tranche A term loan mature on March 15, 2004. The tranche B term loan matures on March 15, 2006. Loans bear interest at a rate equal to specified index rates plus margins that fluctuate based on the Company's ratio of consolidated debt to consolidated adjusted EBITDA. The Company's obligations under the agreement are unconditionally guaranteed by each of the Company's existing and subsequently acquired domestic restricted subsidiaries (all domestic subsidiaries except Playboy Online, Inc.). The agreement and related guarantees are collateralized by substantially all of the Company's and domestic restricted subsidiaries' assets.

   The agreement contains financial covenants requiring the Company to maintain certain leverage, cash flow, interest coverage and fixed charge coverage ratios. Other covenants include limitations on other indebtedness, investments, capital expenditures and dividends. The agreement also requires mandatory prepayments with net cash proceeds resulting from excess cash flow, asset sales and the issuance of certain debt obligations or equity securities, with certain exceptions as described in the agreement.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                  [Back Cover]


                                     [LOGO]


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution

   Shown below are estimates of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) we have incurred in connection with this offering.

      Securities and Exchange Commission, registration fee............... $
      Accounting fees and expenses....................................... $
      Legal fees and expenses............................................ $
      Miscellaneous expenses............................................. $
          Total.......................................................... $

Indemnification of Directors and Officers

   Section 102(b)(7) of the Delaware General Corporation Law, which we refer to as the "DGCL," permits a provision in the certificate of incorporation of each corporation organized under the DGCL eliminating or limiting, with some exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for some breaches of fiduciary duty. Our Amended and Restated Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by the DGCL.

   Section 145 of the DGCL, which we refer to as "Section 145," in summary, empowers a Delaware corporation to indemnify, within limits, its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, they actually and reasonably incur in connection with any suit or proceeding, other than by or on behalf of the corporation, if they acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

   With respect to any action by or on behalf of the corporation, Section 145 permits a corporation to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees) they actually and reasonably incur in connection with the defense or settlement of the action or suit, provided that person meets the standard of conduct described in the preceding paragraph. No indemnification is permitted, however, in respect of any claim where that person has been found liable to the corporation, unless the Court of Chancery or court in which the action or suit was brought approves the indemnification and determines that the person is fairly and reasonably entitled to be indemnified.

   Article Twelfth of our Amended and Restated Certificate of Incorporation and
Section 6 of Article VII of our Bylaws provide for the indemnification of our officers and directors and some other parties to the fullest extent permitted under the DGCL.

   We maintain officers' and directors' insurance covering liabilities that officers and directors may incur in the performance of their duties. In addition, we have agreed, for six years after the effective time of the merger with Spice, to indemnify all of its current and former directors, officers, employees and agents. We will, except in specific instances, maintain for six years a directors' and officers' insurance and indemnification policy containing terms and conditions that are not less advantageous than any policy that may be in effect before the effective time of the Spice Acquisition.

Exhibits

      Exhibit
      Number                       Description of Document
      -------                      -----------------------
      1.1      Form of Underwriting Agreement

      5.1 Form of Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to the legality of the securities
     23.1 Consent of Paul, Weiss, Rifkind, Wharton & Garrison (contained in Exhibit 5.1 to this Registration Statement)
     23.2      Consent of PricewaterhouseCoopers LLP
     23.3      Consent of Grant Thornton LLP with respect to Spice
               Entertainment Companies, Inc.
     24.1 Powers of Attorney (included on the signature page of this Registration Statement)

Undertakings

   (a) We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our annual report under Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report under Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of these securities at that time shall be deemed to be the initial bona fide offering thereof.

   (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against liabilities (other than the payment by Playboy of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by that director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether this indemnification is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of the issue.

   (c) We hereby undertake that: (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us [pursuant to] Rule 424(b) (1) or
(4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective; (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of those securities at that time shall be deemed to be the initial bona fide offering of those securities.

                                   SIGNATURES

   Under the requirements of the Securities Act, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized in the City of Chicago, Illinois, on the 9th day of April, 1999.

                                          Playboy Enterprises, Inc.

                                                   /s/ Christie A. Hefner
                                          By: _________________________________
                                                     Christie A. Hefner
                                                Chairman of the Board, Chief
                                               Executive Officer and Director

                               POWER OF ATTORNEY

   Each person whose signature appears below constitutes and appoints Linda G. Havard and Howard Shapiro with full power to act without the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement or any registration statement relating to the same offering as this registration statement filed in accordance with Rule 462 under the Securities Act, and to file those documents, with all of their exhibits, and other documents relating to them, with the SEC, granting to those attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or she might or could do in person and by doing so ratifying and confirming all that those attorneys-in-fact and agents of any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue of this power of attorney.

   Under the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----


       /s/ Christie A. Hefner        Chairman of the Board, Chief    April 9, 1999
____________________________________  Executive Officer and
         Christie A. Hefner           Director (Principal
                                      Executive Officer)

     /s/ Dennis S. Bookshester       Director                        April 9, 1999
____________________________________
       Dennis S. Bookshester

       /s/ David I. Chemerow         Director                        April 9, 1999
____________________________________
         David I. Chemerow

       /s/ Donald G. Drapkin         Director                        April 9, 1999
____________________________________
         Donald G. Drapkin

        /s/ Linda G. Havard          Executive Vice-President,       April 9, 1999
____________________________________  Finance and Operations and
          Linda G. Havard             Chief Financial Officer
                                      (Principal Financial and
                                      Accounting Officer)


             Signature                           Title                    Date
             ---------                           -----                    ----


     /s/ Richard S. Rosenzweig       Executive Vice President and    April 9, 1999
____________________________________  Director
       Richard S. Rosenzweig

         /s/ Sol Rosenthal           Director                        April 9, 1999
____________________________________
           Sol Rosenthal

       /s/ Sir Brian Wolfson         Director                        April 9, 1999
____________________________________
          Sir Brian Wolfson

                                 EXHIBIT INDEX

 Exhibit
 -------
  1.1     Form of Underwriting Agreement

  5.1 Form of Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to the legality of the securities
 23.1     Consent of Paul, Weiss, Rifkind, Wharton & Garrison (contained in
          Exhibits 5.1 to this Registration Statement)
 23.2     Consent of PricewaterhouseCoopers LLP with respect to Playboy
          Enterprises, Inc.
 23.3     Consent of Grant Thornton LLP with respect to Spice Entertainment
          Companies, Inc.
 24.1 Powers of Attorney (included on the signature page of this registration statement)